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TABLE OF CONTENTS2

As filed with the Securities and Exchange Commission on March 9, 2011

Registration No. 333-150446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 8
To
 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEXSAN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3572 (Primary standard classification industrial code number)	13-4149478 (I.R.S. Employer Identification No.)

555 St. Charles Drive, Suite 202
Thousand Oaks, California 91360
(805) 418-2700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Philip Black
President and Chief Executive Officer
Nexsan Corporation
555 St. Charles Drive, Suite 202
Thousand Oaks, California 91360
(805) 418-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William R. Schreiber, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Craig W. Adas, Esq. Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value	$69,000,000.00	$4,919.70

(1)
Includes shares the underwriters have the option to purchase to cover over-allotments, if any.
(2)
Estimated pursuant to Rule 457(o) solely for the purpose of calculating the amount of the registration fee.
(3)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholder are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED MARCH 9, 2011.

                     Shares

NEXSAN

Common Stock

$       per share

•
Nexsan Corporation is selling                    shares of our common stock and the selling stockholder named in this prospectus is selling an additional 116,000 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

•
This is an initial public offering of our common stock.

•
We currently expect the initial public offering price to be between $           and $           per share.

•
Our common stock has been approved for listing on the NASDAQ Global Market under the symbol "NXSN," subject to official notice of issuance.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Nexsan Corporation	$	$
Proceeds, before expenses, to the selling stockholder	$	$

We have granted the underwriters a 30-day option to purchase up to an additional                shares to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray
William Blair & Company	Needham & Company, LLC

The date of this prospectus is                                        , 2011.

NEXSAN

ENTERPRISE-CLASS STORAGE

FOR THE MID-MARKET

- Highly Scalable
- Easy to Use
- Capacity-Optimized
- Energy-Optimized

You should rely only on the information contained in this prospectus and in any related free-writing prospectus. We and the selling stockholder have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus and in any related free-writing prospectus is complete and accurate as of its date, but the information may have changed since that date.

In this prospectus "Nexsan," "we," "us" and "our" refer to Nexsan Corporation, and where appropriate, its subsidiaries. Nexsan and logo, Nexsan Technologies and logo, Assureon, SASBeast, SASBoy, Nexsan iSeries and SATABeast are our United States, U.S., registered trademarks. We have also filed a U.S. trademark application for Beast2, NXS and DeDupe SG. AutoMAID, DATABeast, iSeries and SATABoy. Other trade names, trademarks or service marks referred to in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before investing in our common stock. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes appearing elsewhere in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case appearing elsewhere in this prospectus.

Overview

We are a leading provider of disk-based storage systems that enable mid-sized organizations to store digital information. Our products are optimized for the efficient storage and protection of unstructured data, the type of digital information that mid-sized organizations are producing in increasingly greater quantities. Unstructured data generally refers to data that is fixed and not subject to frequent change, such as digital records, e-mail, medical images, scientific data and video. Our systems are specifically designed for the growing data storage needs of mid-sized organizations by providing a small footprint, low power use, scalability, ease of use, and cost-effectiveness while delivering the enterprise-class reliability, features and performance that are sought by these mid-sized organizations. Our storage systems incorporate innovative technologies, such as advanced power management and capacity optimization, to significantly lower the initial and ongoing cost of storage for our customers compared to typical storage solutions.

We sell our products through our network of over 600 channel partners, including value added resellers, or VARs, original equipment manufacturers, or OEMs, and systems integrators, which enables us to leverage an extensive worldwide channel network to access our broad and diverse target customer base and to cost-effectively scale our business. We serve several industry vertical markets including medical, digital surveillance, local government, scientific and research, museums and archives, law enforcement, gaming, video and entertainment, financial, transportation and cloud storage. To date, we have shipped over 27,000 systems in more than 60 countries. Our storage systems are currently being utilized by organizations worldwide, including traditional small-and medium-sized organizations, branch offices of large enterprises, federal, state and local government agencies and some large organizations with unique unstructured data storage needs.

Our systems target the specific needs of these customers by:

    •
    providing an optimal entry point for mid-sized organizations with a multi-tiered, scalable architecture that can expand with the customers' requirements;

    •
    offering enterprise-class reliability, accessibility, integrity and security of stored data;

    •
    providing industry-leading densities, which reduce the overall storage footprint and the total cost of ownership;

    •
    significantly reducing power consumption and cooling costs per terabyte of storage;

    •
    providing enterprise-class storage features such as multi-tiered storage, multi-protocol storage, high-availability and replication, specifically designed for these mid-sized organizations;

    •
    being available through a global channel network oriented to mid-sized organizations worldwide; and

    •
    providing a system that is easy to set up, simple to use and requires little maintenance.

Industry Background

The Rapid Growth of Unstructured Data in Mid-Sized Organizations

The amount of unstructured data being created, stored, archived and protected on disk-based storage systems by mid-sized organizations is growing rapidly. Unstructured data, including digital records, e-mail, medical images, scientific data and video, is being created faster than data generated from traditional data center applications such as transaction-oriented database applications. Additionally, unstructured data is typically replicated in multiple instances for data protection and stored for longer periods of time. Evolving business practices and regulations are also changing the requirements placed on systems that store and manage unstructured data and are driving the need for readily-available, long-term storage. Additionally, mid-sized organizations are increasingly migrating their long-term storage of information from tape and optical media to disk.

Some of the key growth drivers creating increased amounts of unstructured data in the mid-sized organization market include:

    •
    Increasing number of applications that create unstructured data;

    •
    Evolving business practices, such as the transition to digital records and increased data retention for business and regulatory requirements;

    •
    Larger-sized and more frequently shared files; and

    •
    Growing importance of data protection and availability.

Limitations of Traditional Solutions for the Mid-Sized Organization Market

Mid-sized organizations face the particular challenge of implementing storage systems to manage their newly growing amounts of unstructured data, which requires greater storage capacity and results in increased system acquisition and management costs. Data growth is taxing organizations in critical areas such as staffing, training, disaster recovery, capacity management, power and cooling, and regulatory compliance. We believe that mid-sized organizations remain underserved by larger enterprise storage vendors, who traditionally have not effectively addressed the needs of the mid-sized organization market in terms of ease of use, total cost of ownership, feature sets and delivery model. Many storage solutions have been designed and priced for larger enterprises with complex storage needs and substantial IT staff; however, many mid-sized organizations do not have the resources to implement and support these larger complex solutions which often include costly feature sets that may not be required for these mid-sized organizations. Also, the storage system requirements of mid-sized organizations are continuing to expand and these organizations increasingly seek certain features and functionality provided by storage systems targeting large enterprises. As a result, a substantial need has developed among mid-sized organizations for cost-effective storage systems that provide enterprise-class features such as seamless capacity growth, high-reliability, advanced data protection and ease-of-management.

Our Solutions

Our focus on providing first-to-market technologies has made us a leading provider of innovative disk-based storage systems that enable our end users in mid-sized organizations to store unstructured data efficiently, intelligently, economically and securely. Our storage solutions are specifically designed for the unique needs of this large and growing market segment, which we believe has a proportionally greater need for capacity-optimized storage. We believe this focus has enabled us to deliver storage systems with particular benefits for mid-sized organizations. These benefits include:

    •
    Flexible storage platform.  Our flexible storage platform enables many storage technologies to be incorporated in one system. This is particularly useful to mid-sized organizations that prefer a single-system solution over having to buy many disparate systems. We pioneered storage systems that featured simultaneous multi-protocol access, and we designed our systems to be multi-tiered, supporting high-speed and high-cost SSD, mid-speed and mid-cost SAS and low-speed and low-cost SATA drives in one chassis.

    •
    Solutions developed for mid-sized organizations.  Mid-sized organizations can purchase our storage solutions with the capacity and software features appropriate for their needs at a lower entry point when compared to traditional enterprise storage solutions. These systems have the ability to scale both capacity and additional functionality as their needs grow at a much lower cost than has traditionally been available. We provide an optimized mix of enterprise-class features and functionality scaled for the needs of mid-sized organizations.

    •
    Optimized for storing unstructured data.  Our systems include features specifically designed for storing unstructured data, including capacity optimization, low power usage, and technology designed to maximize performance from SATA drives, which are the optimal drives for unstructured data due to their cost and capacity.

    •
    Easy to use.  We focus our product development and design efforts on ease of use. Our storage systems can be managed by IT generalists without the need for professional services or additional software.

    •
    Technology-driven, lower total cost of ownership.  We develop innovative technology to reduce the entry point, acquisition, maintenance and ancillary costs associated with digital storage.

Three principal storage products have formed the core of our flexible storage platform since 2006: the Beast, the Boy and Assureon. We recently announced three new additions to our flexible storage platorm: the E60, the E18 and the E60X. The E60 and the E18 are enterprise-class storage systems designed to meet the needs of organizations that store significant amounts of data. The E60X is a version of the E60 that is cost-reduced by not including processors and software. The E60X is connected to either of the E60, the E18 or the Beast to provide an additional 60 drives of expansion capacity.

The Beast and Boy share a common architecture and are different system configurations that incorporate the same bundled storage system software. On a standalone basis, the Beast and Boy operate as fully functional block storage systems, specifically designed to meet the needs of mid-sized organizations. Our storage systems can also be integrated with optional storage applications software packages to create "turnkey" configurations such as our archive-focused Assureon. Our storage applications software runs on standard, off-the-shelf servers, which are packaged with the storage systems and delivered as integrated products.

Strategy

Our goal is to be a leading provider of disk-based storage solutions for the storage of unstructured data at mid-sized organizations worldwide. Key elements of our strategy include:

    •
    Targeting mid-sized organizations' use of capacity-optimized storage;

    •
    Evolving and expanding our flexible storage platform;

    •
    Expanding our software content; and

    •
    Being the leading independent storage provider to the channel.

Corporate Information

We were incorporated in Delaware in November 2000 and are currently headquartered in Thousand Oaks, California, with 147 employees throughout North America and Europe as of December 31, 2010. Our website address is www.nexsan.com. The information contained on our website is not a part of this prospectus. We have three principal operating subsidiaries, Nexsan Technologies Incorporated, a Delaware corporation, Nexsan Technologies Limited, a United Kingdom, U.K., corporation, and Nexsan Technologies Canada Inc., a Canadian corporation.

Office Location

Our principal executive offices are located at 555 St. Charles Drive, Suite 202, Thousand Oaks, California 91360, and our telephone number is (805) 418-2700.

The Offering

Common stock offered	shares
Common stock offered by selling stockholder	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds	We intend to use the proceeds of this offering for working capital and other general corporate purposes. We may use a portion of the proceeds for potential acquisitions. See "Use of Proceeds."
NASDAQ Global Market symbol	NXSN

The common stock outstanding after this offering is based on 11,389,552 shares outstanding as of December 31, 2010,                IPO Bonus Shares to be issued upon completion of this offering, see "Compensation Discussion and Analysis—Equity-Based Incentives," and excludes:

    •
    2,805,985 shares issuable upon exercise of options outstanding as of December 31, 2010, at a weighted average exercise price of $6.80 per share, including 403,570 shares subject to options that are subject to call options held by us, exercisable as of December 31, 2010 at $9.79 per share;

    •
    294,865 restricted stock units, or RSUs, outstanding as of December 31, 2010;

    •
    85,500 shares issuable upon exercise of options granted between January 1, 2011 and February 28, 2011, at an exercise price of $7.80 per share;

    •
    292,318 shares issuable upon exercise of warrants outstanding as of December 31, 2010, at a weighted average exercise price of $8.03 per share; and

    •
    490,360 shares reserved for future issuance under our 2001 stock plan as of February 28, 2011 and to be transferred into our 2011 equity incentive plan and 193,045 shares reserved for future issuance under our 2011 employee stock purchase plan, such plans to be effective upon completion of this offering.

Except as otherwise noted, all information in this prospectus:

    •
    reflects the filing of our restated certificate of incorporation prior to the completion of this offering;

    •
    reflects the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 6,516,176 shares of common stock, effective upon the completion of this offering;

    •
    reflects the exchange of all of the outstanding exchangeable shares of our wholly owned Canadian subsidiary into an aggregate of 464,283 shares of our common stock;

    •
    assumes the issuance of                IPO Bonus Shares on an after-tax basis, based on an assumed initial public offering price of $         per share of our common stock, immediately prior to the completion of this offering;

    •
    reflects, on a retroactive basis, a 10.5-for-1 reverse split of our common stock, Series A and C convertible preferred stock and exchangeable shares effected in March 2010; and

    •
    assumes no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended December 31, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2010, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended June 30,				Six Months Ended December 31,
	2008	2009	2010		2009	2010
					(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$62,676	$60,895		$68,924	$34,311		$40,361
Cost of revenue(1)	40,754	35,544		41,196	20,253		22,696

Gross profit	21,922	25,351		27,728	14,058		17,665
Operating expenses:
Research and development(1)	5,364	5,316		6,467	3,302		3,479
Sales and marketing(1)	10,444	11,112		15,176	7,532		9,280
General and administrative(1)	6,289	4,678		5,076	2,620		2,879
Postponed public offering costs	3,447	449		—	—		—

Total operating expenses	25,544	21,555		26,719	13,454		15,638

Income (loss) from operations	(3,622)	3,796		1,009	604		2,027
Total other income (expense)	(1,746)	(10)		(102)	70		(129)

Income (loss) before income taxes	(5,368)	3,786		907	674		1,898
Income tax benefit (expense)	35	(279)		(308)	(177)		167

Net income (loss)	$(5,333)	$3,507		$599	$497		$2,065

Net income (loss) per common share, basic(2)	$(1.09)	$0.23		$0.00	$0.00		$0.18

Net income (loss) per common share, diluted(2)	$(1.09)	$0.22		$0.00	$0.00		$0.17

Shares used in computing net income (loss) per common share, basic	4,910	4,827		4,858	4,851		4,870
Shares used in computing net income (loss) per common share, diluted	4,910	5,154		4,858	4,851		9,153
Pro forma net income per common share, basic and diluted (unaudited)(2)			$			$

Shares used in computing pro forma net income per common share, basic (unaudited)
Shares used in computing pro forma net income per common share, diluted (unaudited)
Other Financial Data:
Net cash provided by operating activities	$2,591	$1,150		$1,978	$2,176		$1,926

(1)
Includes stock-based compensation expense as follows:

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands)
Cost of revenue	$16	$18	$79	$12	$77
Research and development	103	19	255	130	199
Sales and marketing	1,099	(15)	417	817	556
General and administrative	2,255	315	657	475	470

Total stock-based compensation expense	$3,473	$337	$1,408	$1,434	$1,302

(Footnotes continued on following page)

(2)
See note 1 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per common share and pro forma basic and diluted net income (loss) per common share which gives effect to (1) the 10.5-for-1 reverse split of our outstanding common stock, Series A and C convertible preferred stock and exchangeable shares effected in March 2010 and (2) in the case of pro forma basic and diluted net income per common share, the issuance of the IPO Bonus Shares.

      The pro forma consolidated balance sheet data set forth below give effect to (1) the conversion of all outstanding shares of convertible preferred stock into common stock upon the completion of this offering; and (2) the exchange of all outstanding exchangeable shares of our Canadian subsidiary into 464,283 shares of our common stock upon the completion of this offering. The pro forma as adjusted balance sheet data set forth below give effect to our receipt of the estimated net proceeds from the sale of                     shares of common stock offered by us at an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the issuance of the IPO Bonus Shares to certain executive officers resulting in expense of $        million related to the vested portion of the awards on the date of this prospectus. The expense is based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus. We will pay the bonus in cash of $        million representing the amount of the recipients' tax liability, and issue approximately                shares valued at $        million.

	December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,943	$10,943	$
Working capital	21,827	21,827
Total assets	40,462	40,462
Notes payable	2,917	2,917		2,917
Convertible preferred stock	27,429	—
Exchangeable stock	3,033	—
Total stockholders' equity (deficit)	(11,298)	16,131

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total stockholders' equity on a pro forma as adjusted basis by approximately $        million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest. Each of these risks could materially adversely affect our business, operating results and financial condition. As a result, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

Our recent profitability and growth rates may not be indicative of our future profitability or growth, and we may not be able to continue to maintain or increase our profitability or growth.

While we have been profitable in recent periods, we had an accumulated deficit of $31.9 million as of December 31, 2010. This accumulated deficit is attributable to net losses incurred from our inception through the end of fiscal year 2008. We expect to make expenditures related to expanding our business, including expenditures for additional sales and marketing, research and development, and general and administrative personnel. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will need to generate and sustain substantially increased revenue to maintain or increase our recent profitability. Our revenue growth trends in prior periods may not be indicative of future revenue and our recent results of operations may not be indicative of our results of operations for fiscal year 2011 and future periods. Accordingly, we may not be able to maintain profitability, and we may incur losses in the future.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of our common stock could decline.

Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. As a result, predicting our future operating results is extremely difficult.

Our quarterly and annual expenses as a percentage of our revenue may be significantly different from our historical rates, and our operating results in future quarters may fall below expectations. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Factors that may affect or result in period-to-period variability in our operating results include:

    •
    fluctuations in demand for our products;

    •
    reductions in customers' budgets for information technology purchases and delays in their budgeting and purchasing cycles;

    •
    pricing and availability of components;

    •
    the length of time between our receipt of orders and the timing of recognition of revenue from those orders, particularly for our Assureon product;

    •
    fluctuations in the size of our individual sale transactions;

    •
    potential seasonality in some markets;

    •
    lengthy sales cycles for our Assureon product;

    •
    our ability to develop, introduce and ship, in a timely manner, new products and product enhancements;

    •
    our ability to control costs;

    •
    the timing of product releases or upgrades by us or by our competitors; and

    •
    pricing changes by our competitors.

Furthermore, since we sell our products through indirect sales channels rather than a direct sales force, we often lack visibility into the demand for our products and the timing of customer orders. Accordingly, it is difficult for us to accurately predict quarter-to-quarter demand.

In addition, we expect to incur additional cash and non-cash sales and marketing and general and administrative expenses in the quarter in which our initial public offering is completed, including payment of applicable withholding taxes, as a result of the issuance of IPO Bonus Shares immediately prior to the completion of this offering. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, we expect to incur expenses of approximately $        million related to the vested portion of these IPO Bonus Shares in the quarter in which they are issued. Please refer to the section of this prospectus entitled "Executive Compensation—Employment, Severance and Change of Control Arrangements," for a further discussion of the IPO Bonus Shares.

Current uncertainty in global economic conditions makes it particularly difficult to predict demand for our products, and makes it more likely that our actual results could differ materially from expectations.

Our operations and performance depend on worldwide economic conditions, which have been challenging in the United States, or U.S., and other countries and may remain challenging for the foreseeable future. These conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities and could cause our customers and potential customers to slow or reduce spending on capital equipment such as our products. These economic conditions could also cause our competitors to drastically reduce prices or take unusual actions to gain a competitive edge, which could force us to provide similar discounts and thereby reduce our profitability. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide, in the U.S., or in our industry. These and other economic factors could have a material adverse effect on demand for our products and services and on our financial condition including profitability and operating results.

We face intense competition from a number of established companies and expect competition to increase in the future, which could prevent us from increasing our revenue and end user base.

The market for our products is highly competitive, and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products and result in increased pricing pressure, reduced margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business.

Currently, we face competition from traditional providers of storage systems. In addition, we also face competition from other public and private companies, as well as recent market entrants, that offer products with similar functionality as ours. Our products compete with DataDirect Networks, Inc., Dell, EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems, Infortrend Technology, Inc., International Business Machines Corporation, NetApp, Inc., Oracle Corporation and Promise Technology, Inc., among others. In addition, we compete against internally developed storage solutions, as well as combined third-party software and hardware solutions. Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Given their capital resources and broad product and service offerings, many of these competitors may be able to offer reduced pricing for their products that are competitive with ours, which in turn could cause us to reduce our prices to remain competitive. Potential customers may have long-standing relationships with our competitors, whether for storage or other network equipment, and potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Many of our competitors benefit from established brand awareness and long-standing relationships with key decision makers at many of our current and prospective customers. We expect that our competitors will seek to leverage these existing relationships to encourage customers to purchase their products.

We expect increased competition from other established and emerging companies, including companies such as storage software and networking infrastructure companies that provide complementary technology and functionality. We also expect that some of our competitors may make acquisitions of businesses that would allow them to offer more directly competitive and comprehensive solutions than they had previously offered. For example, EMC acquired Data Domain, Inc. and Isilon Systems, Inc., Dell acquired EqualLogic, Inc. and Compellent Technologies, Inc., HP acquired LeftHand Networks Inc. and 3PAR Inc., and Oracle acquired Sun Microsystems, Inc. Our current and potential competitors, including any of our suppliers, may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. In addition, third parties currently selling our products also market products and services that compete with ours. Any of these competitive threats, alone or in combination with others, could seriously harm our business.

As our product offerings become more complex, the timing of our revenue recognition may become less predictable.

As we expand the range of products and functionality we offer, the revenue recognition requirements that apply to our revenue streams will become more complex than those that apply to our standalone products, for which we generally recognize revenue when the product is shipped. We expect this trend to continue as we expand our offerings. For example, for revenue recognition purposes, our Assureon product is considered a multiple-deliverable arrangement that includes hardware, software, and post-contract customer support, or PCS. We determine the selling price of a deliverable by using a hierarchy which requires the use of vendor-specific objective evidence (VSOE) of fair value if available, third party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. Total invoice consideration is allocated to revenue based on the relative selling prices for each deliverable. As we offer new products and features, we could be required to recognize revenue under the more complex revenue recognition rules, which could make predicting our future revenue more difficult.

We rely heavily on value-added resellers and other channel partners to sell our products. Any disruptions to, or failure to develop and manage, our relationships with these third parties could have an adverse effect on our existing end user relationships and on our ability to maintain or increase revenue.

We do not use a direct sales force. Instead, we rely on third-parties such as VARs, OEM partners and systems integrators to sell our products. Accordingly, over the past year we have invested, and we intend to continue to invest in, increasing our sales personnel, who sell to, manage, market to, and support our channel partners. Our future success highly depends upon maintaining and managing the existing relationships with our channel partners and establishing relationships with new channel partners. Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. To develop and expand our relationships with our channel partners, we must continue to scale and improve our processes and procedures that support our channel partners, including investments in systems and training. This may become increasingly complex, difficult and expensive to manage, particularly as the geographic scope of our end user base expands. Any failure on our part to train our channel partners and to manage their sales activities could harm our business.

Our agreements with channel partners generally are short-term, have no minimum sales commitment and do not prohibit them from offering products and services that compete with ours. Accordingly, our channel partners may choose to discontinue offering our products, promote competing products or may not devote sufficient attention and resources toward selling our products. From time to time, our competitors might provide more favorable incentives to our existing and potential channel partners to promote or sell their products, which could have the effect of reducing sales of our products.

In the future, we may decide to sell our products through additional OEMs. OEMs may require extensive evaluation, testing and customization before our products can be integrated into their offerings. This process may cause an increase in the length of our sales cycle with OEMs and makes us susceptible to the risk of order delays or termination for various reasons, as well as supply disruption to our other customers which could cause lower revenues for us in the short term. If sales expected from OEMs are not realized in that quarter or at all, our results of operations for that quarter may be materially and adversely affected.

Because we rely on channel partners to sell our products, we have less contact with end users, which makes it difficult for us to manage the sales process, quality of service, respond to end user needs and forecast future sales.

Because we rely on third parties to sell our products, we have less contact with our end users and less control over the sales process, quality of service and responsiveness to end user needs. As a result, it may be more difficult for us to ensure the proper delivery and installation of our products and to adequately predict the needs of our end users for enhancements to existing products or for new products. Furthermore, a negative end user experience with our channel partners could cause customers to be dissatisfied with us or our products, which could harm our business. In addition, we have less visibility into future sales than we might otherwise have using a direct sales force, which makes it more difficult for us to forecast demand for our products.

Failure to adequately expand and ramp our sales personnel and further develop and expand our indirect sales channel will impede our growth.

We have invested in growing the number of our sales personnel and channel partners and we plan to continue to expand and ramp our sales force who sell to, manage, market to, support our channel partners and engage additional channel partners, both domestically and internationally. Identifying and recruiting these people and entities, and training them in our systems, require significant time, expense and attention. This expansion will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts to expand and ramp our sales personnel and expand our indirect sales channels do not generate a corresponding significant increase in revenue.

We derive the substantial majority of our revenue from sales of our Beast and Boy products, and a decline in demand for these products would harm our business.

Historically, we have derived more than 90% of our revenue from sales of our Beast and Boy products. We expect to continue to depend on sales of our Beast and Boy products for the foreseeable future and, accordingly, will be vulnerable to fluctuations in demand for these products, whether as a result of competition, product obsolescence, technological change, customer budgetary constraints or other factors. A decline in demand for our Beast and Boy products would harm our business.

Our gross margins may decrease with decreases in the average selling prices of our current products, changes in our product mix, or increasing costs which may adversely impact our operating results.

To maintain our selling prices and increase our gross margins, we must develop and introduce new products and product enhancements on a timely basis, as well as continually reduce our product costs. Our failure to do so would likely cause our revenue and gross margins to decline, which could harm our operating results and cause the price of our stock to decline. Our industry has historically experienced a decrease in average selling prices for similar types of products. The average selling prices of our products could decrease in response to competitive pricing pressures, evolving technologies and new product introductions by us or our competitors. In addition, increases in the cost of our components could increase our cost of revenue. We also anticipate that our gross margins will fluctuate from period to period as a result of the mix of products we sell in any given period. If our sales of higher margin products do not significantly expand as a percentage of revenue, our overall gross margins and operating results would be adversely impacted.

If we fail to develop and introduce new products in a timely manner, or if we fail to manage product transitions, we could experience decreased revenues.

Our future growth depends on our ability to develop and introduce new products successfully. Due to the complexity of our products, there are significant technical risks that may affect our ability to introduce new products successfully. If we are unable to develop and introduce new products in a timely manner or in response to changing market conditions or customer requirements, or if these products do not achieve market acceptance, our growth could be negatively impacted and our operating results could be materially and adversely affected. For example, we recently introduced our E-Series (E60, E18 and E60X) products. These products have not been sold to a significant number of customers and therefore we have limited experience in the product reliability, pricing and marketing of these products, which could result in reduced revenues for us.

In addition, components used in our products are periodically discontinued by our suppliers, which could result in our having to change our product designs. We are also periodically required to redesign some of our products in order to remain competitive because of increased functionality or higher performance afforded by new components. If these redesigns are not timely, or if they result in unexpected issues related to quality or performance, sales of our products could be adversely affected.

Product introductions by us in future periods may also reduce demand for our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet customer demand. Our failure to do so could adversely affect our operating results.

Our inability to increase sales of our Assureon product, which we sell primarily through OEM partners and systems integrators, could harm our business.

Our Assureon product was commercially released in February 2006 and constituted less than 10% of our total revenues in the year ended June 30, 2010 and the six months ended December 31, 2010. We cannot assure you that our Assureon product will become widely accepted or that we will be able to derive substantial revenue from the sale of this product. Our principal competitors for our Assureon product include EMC and NetApp, which are substantially larger, have greater resources than we do and may utilize a direct sales force to sell their competing products. For us to substantially increase sales of our Assureon product, we must develop additional relationships with OEM partners and systems integrators. As a result, we may need to hire additional sales personnel and expend additional resources developing these relationships. Our failure to increase sales of our Assureon product for any reason could harm our business.

Our sales cycle for our Assureon product can be long and unpredictable. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

Sales of our Assureon product can involve substantial education of prospective customers about the use and benefits of the product. Sales are also subject to prospective customers' budget constraints and approval processes, and a variety of unpredictable administrative, processing and other delays. Accordingly, it is difficult to predict future sales activity for this product. Because of the larger size of Assureon product sales as compared to our other products, if Assureon sales expected from specific customers for a particular quarter are not realized in that quarter or at all, our results of operations for that quarter may be materially and adversely affected.

We are exposed to the credit risk of some of our customers and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis. As a general matter, we monitor individual customer payment capability in granting open credit arrangements and seek to limit these open credits to amounts we believe the customers can pay. Although we have programs in place that are designed to monitor and mitigate these risks, there can be no assurance that these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, operating results and financial condition could be adversely impacted.

We purchase our disk drives, power supplies and certain components for our products from a limited number of suppliers. If these or any of our other suppliers are not able to meet our requirements, it could negatively impact our ability to fulfill customer orders and harm our business.

Our products incorporate sophisticated components, including disk drives, high-density memory components and chips, from a variety of suppliers. In particular, we rely on Avnet, Inc., a value-added distributor which recently acquired Bell Microproducts Inc., to provide us with disk drives. Avnet generally obtains disk drives from Hitachi Global Storage Technologies, Seagate Technology LLC and Western Digital Corporation. Recently, Hitachi Global Storage Technologies has agreed to be acquired by Western Digital Corporation. Further consolidation in our supply chain may adversely impact the price and supply of our components. In addition, we obtain our power supplies from BluTek Power, Inc. and our microprocessors from PMC-Sierra, Inc. and servers from Dell. Qualifying components for our products can take up to several months, as this process involves lengthy testing and substantial work to ensure they are compatible with our products. Accordingly, if we needed to find new suppliers of components, it could take a significant amount of time to transition to the new supplier, which could delay our ability to ship products. Component quality is particularly significant with respect to our disk drives, and we could in the future experience quality control issues and delivery delays with our suppliers, which could negatively impact our ability to ship products, which could harm our business.

Additionally, we periodically need to transition our product lines to incorporate new technologies developed by us or our suppliers. For example, from time to time our suppliers may discontinue production of underlying components and products due to new technologies that have been incorporated into such components and products or due to the acquisition of a supplier by another entity. Such a discontinuance can occur on short notice, and we and our suppliers may require a significant amount of time to qualify the new technologies to ensure that they are compatible with our products. We also may incur significant expenses to purchase "end of life" components.

We do not have long-term contracts with any of our current suppliers, and we purchase all components on a purchase-order basis. If any of our suppliers were to cancel or materially change any commitment they may have with us, or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders, be unable to develop or sell certain products cost-effectively or on a timely basis, if at all, and have significantly decreased revenue.

Any price increases, shortages or interruptions of supply of components for our products would adversely affect our revenue and gross profits.

We may be vulnerable to price increases for components. In addition, in the past we have occasionally experienced shortages or interruptions in supply for certain components, which caused us to purchase these items at a higher cost than we had initially forecast. To help address these issues, we have in the past and we could in the future, decide to purchase quantities of these items that are above our foreseeable requirements. As a result, we could be forced to increase our excess and obsolete inventory reserves to account for excess quantities. If we experience any shortage of components or receive components of unacceptable quality or if we are not able to procure components from alternate sources at acceptable prices and within a reasonable period of time, our revenue and gross profit could decrease significantly.

We rely principally on two contract manufacturers and other third parties to assemble portions of our products, perform printed circuit board, or PCB, layout, agency testing and assembling. If we fail to accurately forecast demand for our products or successfully manage our relationships with our contract manufacturers or other third-party service providers, our ability to ship and sell our products could be negatively impacted.

We rely principally on two contract manufacturers to manufacture our products, manage our supply chain and negotiate costs for some components. Specifically, we rely on AWS Cemgraft in England and Cal Quality in California to manufacture our products. We also rely on third parties to perform PCB layout, testing and assembly. As we introduce new products, we may add additional contract manufacturers to our supply chain. Our reliance on third parties for these services reduces our control over the manufacturing process, production costs and product supply. In addition, none of our contract manufacturers is contractually obligated to perform manufacturing services for us, and they may elect not to perform these services or perform at levels that are insufficient to meet our manufacturing needs. If we add contract manufacturers, we could experience delays or difficulties in our manufacturing process as we would be working with a new supplier. If we fail to manage our relationships with our contract manufacturers or if any of our contract manufacturers experiences delays, disruptions, capacity constraints or quality control problems in their operations, our ability to ship products could be impaired and our competitive position, reputation, customer relationships, product sales and revenue could be harmed. If we are required to change any of our contract manufacturers for any reason, we may lose revenue, incur increased costs and damage our customer relationships.

Our contract manufacturers also manufacture products for other companies. If our contract manufacturers experience demand for their services beyond their capacity, they may give priority to other customers, particularly those who place larger orders than us, and this could impact our ability to timely ship our products.

As we introduce new products and product enhancements, which require us to achieve volume production rapidly, we may need to increase our component purchases, contract manufacturing capacity and internal test and quality functions if we experience increased demand. If our contract manufacturers are unable to provide us with adequate supplies of high-quality products, or if we or any of our contract manufacturers are unable to obtain adequate quantities of components, it could cause a delay in our order fulfillment and harm our business.

If we fail to adequately manage our product inventory, we may incur excess product inventory costs and write downs or we may have insufficient quantities to meet customer demand and our financial results could be adversely affected.

We must effectively manage our product inventory. We place orders to manufacture our products based on rolling forecasts. Since we utilize an indirect, rather than direct, sales channel, our future sales are difficult to predict with certainty. We may seek to increase orders during periods of product shortages or delay orders in anticipation of new products, and as a result may have insufficient quantities of products available to meet customer demand. On the other hand, if we manufacture more products than we need, we could incur excess manufacturing and component costs and could be required to write down inventory for any obsolete or excess products. As we introduce new products, we risk creating obsolete or excess inventory of our existing products. For example, in fiscal year 2006, we incurred an inventory write down of approximately $1.0 million related to the excess inventory of our ATA products as we introduced new products.

If our products do not interoperate with our end users' existing network infrastructure, including hardware, software and other networking equipment, installations will be delayed or cancelled and our financial results could be adversely affected.

Our products must interoperate with end users' existing networks, which often have different specifications, utilize multiple protocol standards and products from multiple vendors, and contain multiple generations of products that have been added over time. We may be required to modify our software or hardware, so that our products will interoperate with our end users' existing network infrastructure. This could cause longer installation times for our products, result in reduced new orders for our products, and could cause order delays or cancellations, any of which would adversely affect our business.

Our products are complex and may contain undetected software or hardware errors, which could harm our reputation and future product sales.

Our products are complex and it is possible that despite our testing, defects, incompatibilities with products from other vendors or other errors may not be discovered until after a product has been installed and used by customers. Errors, defects, incompatibilities or other problems with our products or other products within a larger system could result in a number of negative effects on our business, including:

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    loss of customers;

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    loss of or delay in revenue;

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    loss of market share;

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    damage to our brand and reputation;

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    inability to attract new customers or achieve market acceptance;

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    diversion of development resources;

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    increased service and warranty costs;

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    legal actions by our customers; and

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    increased insurance costs.

If any of these occurs, our operating results could be harmed.

If our channel partners do not properly install our products or integrate our products with other products, our reputation and business may be harmed.

Because we rely on channel partners to sell, install and integrate our products, we have limited control over how our products are used. If any of our channel partners incorporate any of our products into a storage system that does not perform as an end user expects, our reputation and business could be harmed, even if our product performs properly.

Our products handle important data for our end users and are highly technical in nature. If end user data is lost or corrupted, or our products contain software errors or hardware defects, our reputation and business could be harmed.

Our products store important data for our end users. The process of storing that data is highly technical and complex. If any data is lost or corrupted in connection with the use of our products, our reputation could be seriously harmed and market acceptance of our products could suffer. In addition, our products could contain software errors, hardware defects or security vulnerabilities. Some software errors or defects in the hardware components of our products may be discovered only after a product has been installed and used by our end users. Any such errors, defects or security vulnerabilities discovered in our products could result in lost revenue or customers, increased service and warranty costs, harm to our reputation and diversion of attention of our management and technical personnel, any of which could significantly harm our business. For example, we recently introduced our E-Series products. Despite testing by us, software errors, hardware defects or security vulnerabilities may not be found in such products until after commencement of commercial shipments. In the event such errors or defects occur, this could result in harm to our reputation, loss of or delay in market acceptance of our products, or loss of competitive position. The costs incurred in correcting any material defects or errors in our new products could be substantial. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business could be adversely affected.

We compete in a market characterized by rapid technological change, frequent new product introductions, evolving industry standards and changing customer needs. We cannot assure you that we will be able to anticipate future market needs or be able to develop new products or product enhancements to meet those needs in a timely manner, or at all. The product development process can be lengthy, and we may experience unforeseen delays in developing new products, product enhancements or technologies. In addition, although we invest a considerable amount of money into our research and development efforts, any new products or product enhancements that we develop may not achieve widespread market acceptance. As competition increases in the storage industry and the IT industry in general, it may become even more difficult for us to stay abreast of technological changes or develop new technologies or introduce new products as quickly as our competitors, many of which have substantially greater financial, technical and engineering resources than we do. Additionally, risks associated with the introduction of new products or product enhancements include difficulty in predicting customer needs or preferences, transitioning existing products to incorporate new technologies, the capability of our suppliers to deliver high-quality components required by such new products or product enhancements in a timely fashion, and unknown defects in such new products or product enhancements. If we are unable to keep pace with rapid industry, technological or market changes, our business could be harmed.

Due to the global nature of our business, political, economic or regulatory changes or other factors in a specific country or region could impair our international operations, future revenue or financial condition.

In fiscal year 2010 and the six months ended December 31, 2010, we derived approximately 45% and 44%, respectively, of our revenue from customers outside the U.S., and we expect to continue to expand our international operations. We have personnel in the U.S., Canada and the U.K. and sales personnel and channel partners worldwide. We expect to continue to hire additional personnel and add channel partners worldwide, and as a result may need to expand our existing international facilities and establish additional international subsidiaries and offices. Our international operations could subject us to a variety of risks, including:

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    increased exposure to foreign currency exchange rate risk;

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    political or social unrest, such as recent developments in the Middle East and North Africa;

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    the potential inability to attract, hire and retain qualified management and other personnel in our international offices;

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    the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

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    difficulties in enforcing contracts, collecting accounts receivable and managing longer payment cycles, especially in emerging markets;

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    the overlap of different tax structures or changes in international tax laws;

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    tariffs and trade barriers and other regulatory or contractual provisions limiting our ability to sell or develop our products in certain foreign markets;

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    export controls, especially for encryption technology; and

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    reduced protection for intellectual property rights in some countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some we may work with, may not be subject to these prohibitions. While we maintain policies that require compliance with these rules, we cannot assure you that our employees, agents or other business partners will not engage in such conduct for which we might be held responsible. If our employees, agents or other business partners are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage future growth effectively, our business could be harmed.

In recent years, we have experienced growth in the size and scope of our business, and if that growth continues, it will continue to place significant demands on our management, infrastructure and other resources. We have also expanded the geographic scope of our business, establishing operations in Canada as a result of our acquisition of AESign Evertrust Inc. in March 2005 and establishing and managing our reseller networks in China and Japan.

We expect to continue to expand in select international markets. Continued growth in the size and scope, including the geographic scope, of our business operations will require substantial management attention with respect to:

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    recruiting, hiring, integrating and retaining highly skilled and motivated individuals;

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    managing increasingly dispersed geographic locations and facilities; and

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    establishing an integrated information technology infrastructure; and establishing company-wide systems, processes and procedures.

We intend to rely on third parties to provide some of these services for us. For example, we have contracted with a third party to administer our human resources training, compensation benefit management and compliance activities. If any of these third-party providers are unable to adequately provide the support for which we have retained them, we could be unable to find a suitable replacement service provider or be subject to regulatory actions related to our compliance activities. Our business could be harmed if we are not successful in effectively managing any future growth.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we establish and maintain adequate disclosure controls and procedures and internal control over financial reporting. In connection with the audit of our financial statements for the fiscal year 2007, material weaknesses in our internal control over financial reporting were noted. Subsequent to that audit, we increased the size of our finance organization by hiring additional technical personnel, implemented new controls and improved processes and no material weaknesses were noted in the audit of our financial statements for fiscal years 2008, 2009 and 2010. We cannot provide assurance that we will not have material weaknesses in the future, which could cause us to be unable to timely report financial information, cause the market price of our stock to decline or subject us to investigations or litigation by regulatory authorities or other persons or entities.

As a public company we will be required to assess our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act and file periodic reports with the SEC. If we are unable to comply with these requirements in a timely manner, or if material weaknesses or significant deficiencies persist, the market price of our stock could decline and we could be subject to sanctions or regulatory investigations, which could harm our business.

Commencing with our fiscal year 2012, we must perform an assessment of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expenses and expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if material weaknesses or significant deficiencies persist. In addition, SEC rules require that, as a public company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. If we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or the SEC reporting requirements in a timely manner, or if we or our independent registered public accounting firm continue to note or identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange upon which our common stock is listed, the SEC or other regulatory authorities, which would require additional financial and management resources and increase our operating expenses.

If our third-party providers of on-site product support fail to adequately support the end users of our products, our reputation and business could be harmed.

We rely primarily on Eastman Kodak Company, or Kodak, and on other service providers, in various geographic locations, to provide on-site support for our products. Since Kodak and our other service providers work directly with the end users of our products for their on-site support needs, we have limited contact with our end users that require on-site support. If our end users are not satisfied with the support that they receive from these service providers, our end users may become dissatisfied with our products and purchase products from our competitors in the future.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products include technology that subjects us to export control laws that limit where and to whom we sell our products. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our products or could limit our end users' ability to deploy our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our existing and new products in international markets, prevent end users with international operations from deploying our products throughout their global systems, or in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import laws, shift in the enforcement or scope of existing laws, or change in the countries, persons or technologies targeted by such laws, could decrease our ability to export or sell our products outside of the United States.

A decrease in government spending on the storage market could adversely affect our revenue and financial results.

Sales to government entities have recently contributed to our revenue. Future revenue from government entities is unpredictable and subject to shifts in government spending patterns. Government agencies are subject to budgetary processes and expenditure constraints that could lead to delays or decreased capital expenditures in information technology spending. If the government or individual agencies within the government reduce or shift their capital spending patterns, our revenues and financial results may be adversely affected.

If we are unable to protect our intellectual property rights, our competitive position could be harmed and we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary information and technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our intellectual property rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, particularly outside of the

U.S. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims, and even if any patent is issued, it may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under our issued patents or patents that may be issued in the future may not provide us with proprietary protection or competitive advantages, and competitors may be able to develop similar or superior technologies to our own now or in the future. Protecting against the unauthorized use of our proprietary rights can be expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than us. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

The storage industry is characterized by a large number of patents and frequent patent litigation. We believe it is common in our industry for competitors or other parties to assert infringement claims, particularly as new products are introduced. Therefore, we may in the future be contacted by third parties suggesting that we seek a license to certain of their intellectual property rights that they may believe we are infringing upon. We expect that infringement claims against us may increase as the number of products and competitors in our market increases and overlaps occur. In addition, as a publicly traded company, we believe that we will face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment against us could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business. Third parties may also assert infringement claims against our customers, channel partners and authorized service providers. Because we generally indemnify our customers, suppliers, channel partners and authorized service providers if our products infringe upon the proprietary rights of third parties, any such claims could require us to initiate or defend protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, channel partners and authorized service providers.

If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property in our products, our business could be harmed.

Certain of our products include intellectual property owned by third parties. From time to time we may be required to renegotiate with these third parties, or negotiate with other third parties, to include their technology in our existing products, in new versions of our existing products or in new products. We may not be able to negotiate or renegotiate licenses on reasonable terms on a timely basis, or at all. If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property in our products, we may not be able to sell the affected products, we could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our current or future products. Any of these issues, if they occur, could harm our business.

Our use of open source software could impose limitations on our ability to develop or ship our products.

We incorporate open source software into our products. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to market our products. In such event, we could be required to seek licenses from third parties to continue offering our products, make generally available, in source code form, proprietary code that links to certain open source modules, re-engineer our products, discontinue the sale of our products if re-engineering could not be accomplished on a cost-effective and timely basis, or become subject to other consequences, any of which could adversely affect our business.

We may seek to expand our business through acquisitions of, or investments in, other companies, each of which could divert management's attention, be viewed negatively, lead to integration problems, disrupt our business, increase our expenses, reduce our cash, cause dilution to our stockholders or otherwise harm our business.

In the future, we may seek to acquire additional companies or assets that we believe may enhance our product offerings or market position. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we complete acquisitions, these transactions may be viewed negatively by our customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, any of which could harm our business.

The issuance of new accounting standards or future interpretations of existing accounting standards could adversely affect our operating results.

We prepare our financial statements to conform to accounting principles generally accepted in the U.S. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. Generally accepted accounting principles in the U.S. are issued by and are subject to interpretation by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, or AICPA, the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. The regulatory bodies listed above continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales practices and business arrangements applicable to us. The issuance of new accounting standards or future interpretations of existing accounting standards, or changes in our business practices could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, The Dodd-Frank Act and proposed rules relating to conflict minerals, as well as rules subsequently implemented by the SEC and NASDAQ, impose additional requirements on public companies, including enhanced corporate governance practices. For example, NASDAQ listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we incurred approximately $5.1 million of costs in preparing for this offering through June 30, 2010 that we would not have incurred if we remained private. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers.

Our future success depends on our ability to attract and retain key personnel, and our failure to do so could harm our ability to grow our business.

Our success highly depends upon the performance of our senior management and key accounting and finance, technical and sales personnel. Our management and employees can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our finance, sales, and research and development departments. In addition, many members of our management team have equity awards that are largely vested, which could make it more difficult to retain these personnel. Our dependence on attracting and retaining qualified personnel is particularly significant as we attempt to grow our organization. Competition for qualified personnel in our industry and in the finance area is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, our business could be harmed.

We are subject to laws and regulations governing the environment and may incur substantial environmental regulation costs, which could harm our operating results.

We are subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. These laws and regulations have been enacted in several jurisdictions in which we sell our products, including various European Union, or EU, member countries. For example, the EU enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, and the Waste Electrical and Electronic Equipment directives. RoHS regulates the use of certain substances, including lead, in certain products, including hard drives. Similar legislation may be enacted in other locations where we sell our products. We will need to ensure that we comply with these laws and regulations as they are enacted, and that our component suppliers also comply with these laws and regulations.

If we or our component suppliers fail to comply with the legislation, our customers may refuse or be unable to purchase our products, or we could incur penalties or other costs, any of which could harm our business. In addition, in connection with our compliance with these environmental laws and regulations, we could incur substantial costs and be subject to disruptions to our operations and logistics. Furthermore, if we were found to be in violation of these laws, we could be subject to governmental fines and liability to our customers. If we have to make significant capital expenditures to comply with environmental laws, or if we are subject to significant expenses in connection with a violation of these laws, our business could suffer.

If we need additional capital in the future, it may not be available on favorable terms, or at all, which could adversely impact our business.

We have historically relied on outside financing to fund our operations, capital expenditures and expansion. However, we may require additional capital from equity or debt financing in the future to fund our operations, or respond to competitive pressures or strategic opportunities. We may not be able to secure additional financing on favorable terms, or at all. The terms of additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into or exercisable for equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences or privileges senior to those of existing or future holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain necessary financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Interruption or failure of our information technology and communications systems or other interruptions in our operations or those of our suppliers, manufacturers and channel partners could impair our ability to operate our business, which could harm our operating results.

Our systems, facilities and operations and those of our suppliers, manufacturers, channel partners and other supply chain participants are vulnerable to damage or interruption from earthquakes, pandemics, work stoppages, floods, fires, terrorist attacks, power losses, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm these systems. If any of these events were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from natural disasters or other significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to the Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. As a result of these and other factors, the price of our common stock may decline, and you could lose some or all of your investment.

The price of our common stock may be volatile and the value of your investment could decline.

The stock market in general, and the market for technology stocks in particular, have been experiencing high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

    •
    price and volume fluctuations in the overall stock market from time to time;

    •
    significant volatility in the market price and trading volume of technology companies;

    •
    actual or anticipated changes in our results of operations or fluctuations in our operating results;

    •
    actual or anticipated changes in the expectations of investors or securities analysts;

    •
    actual or anticipated developments in our competitors' businesses or the competitive landscape generally;

    •
    litigation involving us, our industry or both;

    •
    regulatory developments in the U.S., foreign countries or both;

    •
    economic conditions and trends in our industry;

    •
    major catastrophic events;

    •
    sales of large blocks of our stock; or

    •
    departures of key personnel.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business.

Future sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on December 31, 2010, upon the completion of this offering, assuming no outstanding options or warrants are exercised prior to the completion of this offering, we will have approximately                    shares of common stock outstanding. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. The remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

    •
    341,613 shares not subject to a lock-up or market standoff agreement with Piper Jaffray & Co. or with us will be eligible for immediate sale upon the completion of this offering;

    •
    no restricted shares will be eligible for immediate sale upon the completion of this offering;

    •
    beginning 181 days after the date of this prospectus, subject to extension, 2,670,498 shares will be tradable under Rule 144(b)(1), and 8,918,738 shares will be tradable, subject to the limitations on shares held by affiliates under Rule 144(b)(2); and

    •
    beginning one year and two years after the date of this prospectus, 88,581 and 88,583 IPO Bonus Shares, respectively, will vest and be tradable, subject to the limitations on shares held by affiliates under Rule 144(b)(2).

Furthermore, following this offering, certain holders of our common stock, including common stock issued upon conversion of our preferred stock and issued upon exercise of warrants or options for common stock will be entitled to rights with respect to the registration of a total of 12,120,893 shares under the Securities Act. For a description of these rights, see the section of this prospectus entitled "Description of Capital Stock—Registration Rights." If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders can immediately sell those shares in the public market.

Following this offering, we intend to register on a registration statement on Form S-8 up to approximately 2,126,229 shares of common stock that may be issued upon exercise of outstanding stock options granted under our 2001 stock plan, 294,865 shares of our common stock that may be issued upon the vesting of RSUs granted under our 2001 stock plan, 565,474 shares of our common stock that may be issued upon exercise of outstanding stock options granted outside of our equity incentive plans, 490,360 shares of common stock that are authorized for future issuance or grant under our 2011 equity incentive plan, 193,045 shares of common stock that are authorized for future issuance or grant under our 2011 employee stock purchase plan, such plans to be effective upon the completion of this offering, and the                IPO Bonus Shares. To the extent we register these shares they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and, with respect to affiliates, Rule 144(b)(2).

In addition, 199,782 shares subject to outstanding stock options are not eligible for registration on Form S-8. All of these shares will be tradable six months from the date of exercise of the options, subject to the limitations on shares sold by affiliates under Rule 144(b)(2).

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. If analysts cover us and then one or more of the analysts who cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause the liquidity of our stock and our stock price to decline.

Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon closing of this offering, assuming the underwriters' option to purchase additional shares is not exercised, based upon beneficial ownership as of February 28, 2011, our current directors, executive officers, holders of more than 5% of our common stock, including Fonds de solidarité des travailleurs du Québec (F.T.Q.), MFP Partners, L.P., the funds affiliated with RRE Ventures and VantagePoint Venture Partners, and their respective affiliates will, in the aggregate, beneficially own approximately    % of our outstanding common stock. As a result, these stockholders may be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

We have broad discretion in the use of the net proceeds from this offering.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. We will have broad discretion in the application of the net proceeds, including using the net proceeds for any of the purposes described in the section of this prospectus entitled "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our board and management with respect to the use of the proceeds, with only limited information concerning their specific intentions. We may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. Our failure to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. In addition, our loan agreement prohibits the payment of cash dividends without the lender's consent. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share after giving effect to this offering of $         per share as of December 31, 2010, based on an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of warrants, upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.

Upon the completion of this offering, provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

    •
    prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

    •
    limit who may call a special meeting of stockholders;

    •
    provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval;

    •
    require the approval of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal certain provisions of our certificate of incorporation;

    •
    allow a majority of the authorized number of directors to adopt, amend or repeal our bylaws without stockholder approval;

    •
    do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors; and

    •
    set limitations on the removal of directors.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

See the section of this prospectus entitled "Description of Capital Stock—Anti-takeover Provisions" for a more detailed description of these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, particularly in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including, but not limited to, statements regarding our future financial position, statements regarding our business strategy, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," or "potential," the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled "Risk Factors" and elsewhere in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described in the section entitled "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. We cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we referenced in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we currently expect.

Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained in the section of this prospectus entitled "Business—Industry Background" is based on studies, analyses and surveys prepared by the Enterprise Strategy Group (ESG) and International Data Corporation (IDC) which we believe were based on reasonable assumptions. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. Estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

 USE OF PROCEEDS

We estimate that we will receive net proceeds of $          million from our sale of the                    shares of common stock offered by us in this offering, based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, estimated offering expenses payable by us and assuming the issuance of IPO Bonus Shares. We will not receive any proceeds from the sale of shares by the selling stockholder. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds from the over-allotment option will be approximately $        million. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to create a public market for our common stock and facilitate our future access to the public equity markets. We currently anticipate that we will use the net proceeds received by us from this offering for working capital and other general corporate purposes. In addition, we may use a portion of the proceeds of this offering for potential acquisitions of complementary businesses, technologies or other assets. We have no current agreements or commitments with respect to any such acquisitions.

We currently have no specific plans for the use of the net proceeds to us from this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash used in or generated by our operations, sales and marketing activities and competitive pressures. We may find it necessary or advisable to use our net proceeds for other purposes, and we will have broad discretion in the application of our net proceeds.

Pending the uses described above, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Our loan agreement prohibits the payment of cash dividends without the lender's consent.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2010:

    •
    on an actual basis;

    •
    on a pro forma basis to reflect upon the completion of this offering: (1) the conversion of all outstanding shares of preferred stock into 6,516,176 shares of our common stock; and (2) the exchange of all outstanding exchangeable stock of our Canadian subsidiary into 464,283 shares of our common stock; and

    •
    on a pro forma as adjusted basis to reflect the sale of the shares of our common stock offered by us at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the issuance of the IPO Bonus Shares based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, we will incur an expense in the amount of $        million related to the vested portion of the awards on the date of this prospectus, resulting in an increase in pro forma as adjusted accumulated deficit. We will pay the bonus in cash of $        million representing the amount of the recipients' tax liability, and issue                 shares valued at $        million of which 177,164 shares will be unvested and remain subject to forfeiture. The total value of the award is $          million, with $        million to be recognized as expense over the remaining service period of two years.

You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands, except share and per share data)
Cash and cash equivalents	$10,943	$10,943		$10,943

Notes payable	$2,917	$2,917		$2,917

Total redeemable convertible preferred stock, $0.001 par value: 11,059,019 shares authorized, 6,516,176 shares issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	$27,429	$—		$—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, no shares issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Series B preferred stock, $0.001 par value: 1 share authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value, 20,369,550 shares authorized, 4,409,093 shares issued and outstanding, actual; 11,389,552 shares issued and outstanding, pro forma; 100,000,000 shares authorized, and shares issued and outstanding, pro forma as adjusted	4	11
Exchangeable stock in wholly owned subsidiary, no par value, 464,283 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	3,033	—
Additional paid-in capital	20,843	51,298
Notes receivable from stockholders	(39)	(39)		(39)
Accumulated other comprehensive loss	(3,238)	(3,238)		(3,238)
Accumulated deficit	(31,901)	(31,901)

Total stockholders' equity (deficit)	(11,298)	16,131

Total capitalization	$16,131	$16,131	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total stockholders' equity on a pro forma as adjusted basis, by approximately $        million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The information in the table above excludes:

    •
    2,805,985 shares issuable upon exercise of options outstanding as of December 31, 2010, at a weighted average exercise price of $6.80 per share, including 403,570 option shares that are subject to call options held by us, exercisable as of December 31, 2010 at $9.79 per share;

    •
    85,500 shares issuable upon exercise of options granted between January 1, 2011 and February 28, 2011, at an exercise price of $7.80 per share;

    •
    292,318 shares issuable upon exercise of warrants outstanding as of December 31, 2010, at a weighted average exercise price of $8.03 per share; and

    •
    490,360 shares reserved for future issuance under our 2001 stock plan as of February 28, 2011 to be transferred into our 2011 equity incentive plan and 193,045 shares reserved for issuance under our 2011 employee stock purchase plan, such plans to be effective upon completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after completion of this offering.

As of December 31, 2010, we had a pro forma net tangible book value of $16.1 million, or $1.42 per share of common stock outstanding. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock. The pro forma net tangible book value of our common stock represents net tangible book value adjusted to give effect, upon completion of this offering, to: (1) the conversion of all outstanding shares of convertible preferred stock into common stock, and (2) the exchange of all outstanding exchangeable stock of our Canadian subsidiary into 464,283 shares of our common stock. The pro forma as adjusted net tangible book value of our common stock represents pro forma net tangible book value as further adjusted to give effect to our application of the net proceeds of this offering and the issuance of the IPO Bonus Shares to certain executive officers resulting in expense of $     million related to the vested portion of the awards on the date of this prospectus. The expense is based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus. We will pay the bonus in cash of $        million representing the amount of the recipients' tax liability, and issue approximately                shares valued at $        million of which 177,164 shares will be unvested and remain subject to forfeiture. The total value of the award is $          million with $        million to be recognized as expense over the remaining service period of two years.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of                    shares of common stock offered by us under this prospectus at an assumed initial public offering price of $           per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the issuance of the IPO Bonus Shares, our pro forma as adjusted net tangible book value as of December 31, 2010 would have been approximately $          million, or approximately $         per share of common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing stockholders and an immediate dilution of $         per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2010	$1.42
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value per share after

giving effect to this offering by $         per share and correspondingly decrease or increase the dilution per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The following table shows, as of December 31, 2010, on the pro forma basis described above, the number of shares of common stock owned by, the total consideration paid by and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of           per share, which is the midpoint of the range set forth on the cover page of this prospectus, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration(1)
								Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	11,273,552		%		$48,523,000		%	$4.30
New investors

Total		100.0%		$		100.0%

(1)
Includes approximately $4.9 million of consideration from the issuance of shares of common stock and exchangeable stock in connection with our prior acquisitions. Also includes                IPO Bonus Shares for which no cash consideration will be paid. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, respectively, the total consideration paid by new investors and total consideration paid by all stockholders by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value per share as of December 31, 2010 would be $         , representing an immediate increase in pro forma net tangible book value per share attributable to new investors in this offering of $          to our existing stockholders and an immediate dilution per share to new investors in this offering of $         . If the underwriters' over-allotment option is exercised in full, our existing stockholders would own    % and new investors would own    % of the total number of shares of our common stock outstanding after this offering.

The information in the table above excludes:

    •
    2,805,985 shares issuable upon exercise of options outstanding as of December 31, 2010, at a weighted average exercise price of $6.80 per share, including 403,570 shares subject to options that are subject to call options held by us, exercisable as of December 31, 2010 at $9.79 per share;

    •
    85,500 shares issuable upon exercise of options granted between January 1, 2011 and February 28, 2011, at an exercise price of $7.80 per share;

    •
    292,318 shares issuable upon exercise of warrants outstanding as of December 31, 2010, at a weighted average exercise price of $8.03 per share; and

    •
    490,360 shares reserved for future issuance under our 2001 stock plan as of February 28, 2011 to be transferred into our 2011 equity incentive plan and 193,045 shares reserved for future issuance under our 2011 employee stock purchase plan, such plans to be effective upon the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data. The selected consolidated statements of operations data for the fiscal years ended June 30, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of June 30, 2009 and 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 2006, 2007 and 2008 and the selected consolidated statement of operations for the year ended June 30, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the six months ended December 31, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus and the information under "Management's

Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended June 30,						Six Months Ended December 31,
	2006	2007	2008	2009	2010		2009	2010
							(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$42,799	$49,774	$62,676	$60,895		$68,924	$34,311		$40,361
Cost of revenue(1)	34,631	35,750	40,754	35,544		41,196	20,253		22,696

Gross profit	8,168	14,024	21,922	25,351		27,728	14,058		17,665
Operating expenses:
Research and development(1)	3,854	3,938	5,364	5,316		6,467	3,302		3,479
Sales and marketing(1)	5,889	8,055	10,444	11,112		15,176	7,532		9,280
General and administrative(1)	3,546	3,114	6,289	4,678		5,076	2,620		2,879
Postponed public offering costs	—	—	3,447	449		—	—		—

Total operating expenses	13,289	15,107	25,544	21,555		26,719	13,454		15,638

Income (loss) from operations	(5,121)	(1,083)	(3,622)	3,796		1,009	604		2,027
Other income (expense):
Interest expense	(799)	(1,453)	(2,018)	(700)		(694)	(253)		(465)
Foreign currency transaction gain (loss)	(227)	(449)	166	402		311	567		363
Other income, (expense) net	15	870	303	288		281	(244)		(27)
Loss on extinguishment and modification of debt	—	(1,058)	(197)	—		—	—		—

Total other income (expense)	(1,011)	(2,090)	(1,746)	(10)		(102)	70		(129)

Income (loss) before income taxes	(6,132)	(3,173)	(5,368)	3,786		907	674		1,898
Income tax benefit (expense)	542	148	35	(279)		(308)	(177)		167

Net income (loss)	$(5,590)	$(3,025)	$(5,333)	$3,507		$599	$497		$2,065

Net income (loss) per common share, basic(2)	$(1.25)	$(0.61)	$(1.09)	$0.23		$0.00	$0.00		$0.18

Net income (loss) per common share, diluted(2)	$(1.25)	$(0.61)	$(1.09)	$0.22		$0.00	$0.00		$0.17

Shares used in computing net income (loss) per common share, basic	4,482	4,923	4,910	4,827		4,858	4,851		4,870
Shares used in computing net income (loss) per common share, diluted	4,482	4,923	4,910	5,154		4,858	4,851		9,153
Pro forma net income per common share, basic and diluted (unaudited)(2)					$			$

Shares used in computing pro forma net income per common share, basic (unaudited)
Shares used in computing pro forma net income per common share, diluted (unaudited)

(Footnotes on following page)

(1)
Includes stock-based compensation expense (credit) as follows:

	Year Ended June 30,					Six Months Ended December 31,
	2006	2007	2008	2009	2010	2009	2010
						(unaudited)
	(in thousands)
Cost of revenue	$(3)	$2	$16	$18	$79	$12	$77
Research and development	(57)	43	103	19	255	130	199
Sales and marketing	(440)	826	1,099	(15)	417	817	556
General and administrative	(157)	115	2,255	315	657	475	470

Total stock-based compensation expense (credit)	$(657)	$986	$3,473	$337	$1,408	$1,434	$1,302

(2)
See note 1 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per common share and pro forma basic and diluted net income (loss) per common share, which gives effect to the 10.5-for-1 reverse split of our outstanding common stock, Series A and C preferred stock and exchangeable shares effected in March 2010 and in the case of pro forma basic and diluted net income per common share, the issuance of the IPO Bonus Shares to certain executive officers resulting in expense of $        million related to the vested portion of the awards on the date of this prospectus. The expense is based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus. We will pay the bonus in cash of $        million, representing the recipients' tax withholdings, and issue approximately                shares valued at $        million, of which 177,164 shares will be unvested and remain subject to forfeiture. The total value of the award is $          million, with $        million to be recognized as expense over the remaining service period of two years.

	As of June 30,
						As of December 31, 2010
	2006	2007	2008	2009	2010
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$587	$10,157	$8,500	$9,092	$9,687	$10,943
Working capital	4,268	12,820	9,761	12,840	18,106	21,827
Total assets	18,588	25,734	29,110	28,857	34,323	40,462
Notes payable, excluding long-term portion	2,186	2,534	2,554	3,000	10	—
Notes payable, long-term	5,643	2,916	10	10	2,744	2,917
Total redeemable convertible preferred stock	15,431	27,429	27,429	27,429	27,429	27,429
Total stockholders' deficit	(15,501)	(17,499)	(18,629)	(15,314)	(14,408)	(11,298)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those previously discussed above in the section entitled "Risk Factors." We report results on a fiscal year ending June 30.

Overview

We are a leading provider of disk-based storage systems that enable mid-sized organizations to store digital information. Three principal storage products have formed the core of our flexible storage platform since 2006: the Beast, the Boy and Assureon. We recently announced three new additions to our flexible storage platform: the E60, the E18 and the E60X. We sell our products exclusively through our channel partners, including VARs, OEMs and systems integrators, to mid-sized organizations across all industries. We believe our channel partner strategy allows us to reach a larger number of prospective customers more effectively than if we were to sell directly. Our internal sales and marketing personnel support these channel partners in their selling efforts. Our channel partners generally perform installation and implementation services for the organizations that use our systems. We typically provide ongoing customer support, although we typically rely on third parties to provide on-site support services.

Acquisition of Evertrust

In March 2005, we acquired AESign Evertrust Inc., or Evertrust, a Canadian developer of digital archiving software, for approximately $5.0 million, comprised of cash consideration of approximately $1.3 million, acquisition costs of $316,000, 200,917 shares of our common stock and 342,103 shares of exchangeable stock of our wholly owned Canadian subsidiary, which are exchangeable for an equivalent number of shares of our common stock.

In addition, in November 2007, we issued to the sellers of Evertrust an additional 71,754 shares of our common stock and 122,180 shares of exchangeable stock as consideration of certain employees' contributions to the combined operations subsequent to the acquisition. This additional consideration, valued at $1.3 million, was recorded as general and administrative expense in our consolidated statement of operations for fiscal year 2008.

Sources of Revenue

Revenue primarily consists of sales of our storage systems, net of allowances for returns. We also derive revenue from support services, although historically, support revenue has accounted for less than 10% of our revenue. Channel partners buy our products directly from us, and then sell the products to their end customers and to a much lesser extent other partners, either as a stand-alone product or as part of a larger system implementation. In fiscal years 2008, 2009 and 2010 and the six months ended December 31, 2009 and 2010, no single customer accounted for greater than 10% of our revenue. Our top 10 customers accounted for 33%, 32%, 33% and 38% of our revenue in fiscal years 2008, 2009 and 2010 and the six months ended December 31, 2010, respectively. Revenue from customers outside the U.S. was approximately 33%, 35%, 45% and 44% of our revenue in fiscal years 2008, 2009 and 2010 and the six months ended December 31, 2010, respectively.

Our future revenue will depend significantly on the continued increases in sales of our storage systems. Our future growth also depends on our ability to develop and introduce new products and enhancements to our existing products in response to market trends, changing customer requirements and market acceptance of those products.

Cost of Revenue and Gross Margin

Cost of revenue consists primarily of the costs of components we purchase from our contract manufacturers and suppliers, personnel costs, depreciation, facilities and other overhead expenses, freight, warranty costs, payments to third-party support providers and provision for excess inventory.

In general, gross margin on our systems that include Assureon software is greater than gross margin on our other products. However, our gross margin is primarily affected by our ability to reduce hardware component costs faster than the decline in average product prices, which has been a trend in our industry. We will need to monitor and manage these factors successfully in order to increase gross margins and our profitability.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. Our operating expenses have increased in recent periods. This growth has primarily been driven by increased stock-based compensation expenses, increased headcount in research and development and sales and marketing, and increased costs associated with preparing to be a public company. We expect to incur additional general and administrative expenses as a public company. In addition, we expect to incur additional cash and non-cash sales and marketing and general and administrative expense in the quarter in which our initial public offering is completed as a result of the issuance of the IPO Bonus Shares immediately prior to the completion of this offering, including payment of applicable withholding taxes. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, we expect additional expenses related to the IPO Bonus Shares to be approximately $     million, in the quarter in which they are issued. The total value of the award is $    million with $    million to be recognized as expense over the remaining service period of two years. See note 5 to our consolidated financial statements.

Research and development.    Research and development expenses primarily consist of personnel costs, including stock-based compensation, and to a lesser extent, development costs, such as outside engineering costs, prototype costs and test equipment, depreciation, and facilities and other overhead expenses. Research and development expenses are recognized when incurred. We intend to continue to invest in research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses will increase in absolute dollars.

In March 2010, we received approval from the Canadian province of Quebec for refundable tax credits on eligible research and development expenditures. The credits were applicable effective July 1, 2008 and are paid as part of the annual income tax refund. Since the credits are based on eligible spending and are not dependent on associated taxable income in that jurisdiction, the credits have been recorded as a recovery of research and development expenses in the consolidated statement of operations. The continuing eligibility for these credits is not certain and is determined on an annual basis. We expect to be eligible for this credit through at least fiscal year 2011.

Sales and marketing.    Sales and marketing expenses primarily consist of personnel costs, including stock-based compensation, sales commissions, travel, advertising, cooperative advertising, and marketing expenses, trade shows, and to a lesser extent, professional services fees, facilities and other overhead expenses. Sales and marketing has historically been our largest operating expense category. We plan to continue investing in development of our sales channel by increasing the number of sales and channel support personnel. We have recently made, and intend to continue to make, an increased investment in our domestic and international marketing activities to help build brand awareness and create sales leads for our channel partners. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category.

General and administrative.    General and administrative expenses primarily consist of personnel costs for our finance, executive and human resources functions, including stock-based compensation, professional fees for legal, accounting, tax, compliance and information systems, and to a lesser extent, travel, depreciation, facilities and other overhead expenses, and allowance for bad debts. General and administrative expenses also included amortization of intangible assets, primarily those we acquired in our acquisition of Evertrust. As of June 30, 2008, these intangible assets were fully amortized. We have incurred, and we expect to continue to incur, significant additional accounting, legal and compliance costs as well as additional insurance, investor relations and other costs associated with being a public company and as we grow our company.

Postponed public offering costs.    As of June 30, 2008, we had incurred $3.4 million of costs directly attributable to the planned initial public offering. These costs were being deferred until the completion of the offering. In the quarter ended June 30, 2008, these costs have been charged to expense due to an indefinite postponement of the offering process as a result of overall market conditions. On May 13, 2009, we filed Amendment No. 1 to Form S-1 to update the previously filed registration statement. We incurred $449,000 of costs directly attributable to the amended filing. These costs were charged to expense as incurred due to the indefinite postponement of the offering process. As of June 30, 2009, June 30, 2010 and December 31, 2010, we deferred $0, $1.2 million and $1.4 million (unaudited), respectively, of costs related to the proposed initial public offering.

Other Income (Expense)

Other income (expense) primarily consists of interest expense, derivative gains and losses, foreign currency transaction gains and losses, other income and net losses on the extinguishment or modification of debt.

Income Taxes

Through fiscal year 2008, income tax benefit results from foreign research and development tax credits related to our development activities in the U.K. and Canada. We realized these tax credits in cash. For the years ended June 30, 2009 and 2010, we recorded income tax expense primarily due to the suspension of net operating loss carryforwards in the State of California and U.S. federal alternative minimum tax. For the six months ended December 31, 2010, we recorded an income tax benefit of $167,000, primarily related to the reversal of valuation allowances related to the deferred tax assets in the U.K. tax jurisdiction. This benefit was offset by income tax expense primarily related to our current six months' earnings in the U.S. federal, state and U.K. tax jurisdictions.

As of June 30, 2010, we had net operating loss carryforwards for U.S. federal, California, U.K. and Canada tax jurisdictions of $1.9 million, $3.4 million, $2.0 million and $3.7 million, respectively, which are available to offset future taxable income, if any. Realization of deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, as of December 31, 2010, we have offset all net deferred tax assets in the U.S. federal, California and Canada tax jurisdictions by a valuation allowance. If the recent profitability trends in the U.S. federal and California jurisdictions continue, it is reasonably possible that all or a portion of the valuation allowances in those jurisdictions, which amount to $4.3 million as of December 31, 2010, could be released in the near term and the effect could be material to our financial statements. If not utilized, our federal net operating loss carryforwards will begin to expire in fiscal year 2022, and California net operating loss carryforwards begin to expire in fiscal year 2015. Foreign net operating loss carryforwards begin to expire in fiscal year 2011. Deductions related to our California net operating loss carryforwards have been suspended at least until fiscal year 2013. While not currently subject to annual limitation, the utilization of these carryforwards may become subject to annual limitation because of provisions in the Internal Revenue Code of 1986, as amended, or IRC, that are applicable if we experience an "ownership change," which may occur, for example, as the result of this offering or other issuances of stock.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

    •
    Revenue recognition;

    •
    Stock-based compensation;

    •
    Valuation of common stock;

    •
    Warranty reserve;

    •
    Inventory valuation; and

    •
    Allowance for doubtful accounts.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See the section of this prospectus entitled "Risk Factors" for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

We derive revenue principally from sales of hardware systems and software systems. We sell our products primarily through indirect channels including resellers, OEM partners and systems integrators. We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is reasonably assured. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. Our agreements generally do not include acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions have been met. We establish a reserve for sales returns based on historical experience. We assess the ability to collect from channel partners based on a number of factors, including creditworthiness and past transaction history. If the channel partner is not deemed creditworthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges are generally paid by our channel partners. However, shipping charges, when billed to channel partners, are recorded as revenue and the related shipping costs are included in cost of revenue.

We monitor and analyze the accuracy of sales returns estimates by reviewing actual returns and adjusting the reserves for future expectations to determine the adequacy of our current and future reserves. If actual future returns and allowances differ from past experience and expectations, additional allowances may be required.

We have arrangements with our channel partners to reimburse them for cooperative marketing costs meeting specified criteria. In accordance with ASC 605-50, Revenue Recognition, Customer Payments and Incentives (ASC 605-50), we record the reimbursements to the channel partners meeting specified criteria in sales and marketing expense. We record as a reduction of revenue those marketing costs not meeting these criteria.

Hardware Systems Sales.    Hardware systems sales primarily consist of the sales of our storage systems, including our Boy and Beast lines of products. Software is incidental to the functionality of these products. Accordingly, we apply the provisions of Staff Accounting Bulletin, or SAB No. 104, Revenue Recognition, and all related interpretations.

Hardware system sales may also include sales of premium and extended warranties. For multiple element arrangements that include hardware systems and premium and extended warranties, we recognize revenue in accordance with ASC 605-25, Revenue Recognition, Multiple-Element Arrangements (ASC 605-25). We have determined that we have objective and reliable evidence of fair value, in accordance with ASC 605-25, to allocate revenue separately to hardware and hardware warranties. Accordingly, revenue for hardware components is generally recognized upon shipment, which is when the risk of loss is transferred to the buyer. In accordance with ASC 605-20 Revenue Recognition, Services (ASC 605-20), we recognize revenue relating to our premium and extended hardware warranties ratably over the premium and extended warranty period, which is generally one to three years.

Software Systems Sales.    Software systems sales consist of the sales of our Assureon product where software has been determined to be essential to the functionality of the product. Accordingly, we account for revenue from Assureon in accordance with the ASC 985-605 Software, Revenue Recognition (ASC 985-605).

Our software systems sales are comprised of multiple elements, which include hardware, software and software support. Software support includes telephone support, bug fixes, and unspecified software upgrades and enhancements, on a when-and-if available basis, over the term of the support period. Software support is considered PCS under ASC 985-605. Prior to the fourth quarter of fiscal year 2008, we did not have VSOE of fair value for our PCS. Accordingly, in these instances, we recognized all of the revenue elements from software systems sales ratably over the support period, which is typically one year. Effective in the fourth quarter of fiscal year 2008, we established VSOE of fair value for PCS on certain arrangements based on a stated renewal rate for PCS services which we determined are substantive, and in these instances we allocated revenue to the delivered elements using the residual method.

Revenue Recognition for Arrangements with Multiple Deliverables.    In October 2009, an accounting standards update was issued, which removes tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of industry specific software revenue guidance. At the same time, an accounting standards update was issued amending the accounting standard for multiple element revenue arrangements which are not in the scope of industry specific software revenue recognition guidance to provide updated guidance to separate the deliverables and to measure and allocate arrangement consideration to one or more units of accounting. The new guidance eliminates the use of the residual method and requires an entity to allocate arrangement consideration at the inception of the arrangement to all deliverables using the relative selling price method. In contrast to the residual method, this has the effect of allocating any inherent discount in a multiple element arrangement to each of the deliverables on a proportionate basis. The guidance also expands the disclosure requirements to require an entity to provide both qualitative and quantitative information about the significant judgments made in applying the revised guidance and subsequent changes in those judgments that may significantly affect the timing or amount of revenue recognition. The revised revenue recognition accounting standards are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We adopted the amended accounting guidance at the beginning of our first quarter of fiscal year 2011 on prospective basis for applicable revenue transactions originating or materially modified after June 30, 2010.

We enter into revenue arrangements that may contain multiple deliverables of our product and support offerings. For example, a customer may purchase a storage system and PCS. This arrangement would consist of multiple elements with the hardware and software products delivered in one reporting period and the PCS delivered across multiple reporting periods.

Starting in fiscal year 2011, when a sales arrangement contains multiple elements and software and non-software components function together to deliver the tangible products' essential functionality, we allocate revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy which requires the use of VSOE of fair value if available, third party evidence (TPE) if VSOE is not available, estimated selling price (ESP) if neither VSOE nor TPE is available. VSOE is based on the price charged when the element is sold separately. Although we often sell storage systems on a stand-alone basis, the availability of VSOE data is limited due to the wide variety of configurations offered. In determining VSOE, we require that a substantial majority of the selling prices fall within a reasonable price range. VSOE is widely available for PCS resulting from annual renewals. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, consistent and reliable pricing data on a comparable basis from our competitors is not readily available. Therefore, we concluded that no reliable TPE is available for its products and services. The ESP is established considering multiple factors including, but not limited to, our pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs and competitor pricing strategies.

The adoption of the new accounting guidance did not have a material impact on our consolidated financial statements for the six months ended December 31, 2010. We do not expect that this change in revenue recognition standards will have a significant effect on revenue in the future periods due to our pricing practices and the existence of VSOE for our PCS. We regularly review VSOE, TPE and ESP and maintain internal controls over the establishment and updates of these estimates.

Services Revenue.    Services revenue consists of installation services, hardware maintenance and training. Installation services are considered to be essential to the functionality of our products in specific circumstances where the services require specialized skills, alter the product capabilities to function properly in the customer's IT environment, and/or may not be performed by our customers or other vendors. In these transactions, the related product revenue is considered to be contingent until the installation services are complete and the equipment is working as expected, at which time the revenue is recognized for the product, including installation services. When installation services are not considered essential to the functionality of the product as described above, the installation revenue is recognized upon the completion of the installation services due to the short time period over which the services are performed. Hardware maintenance includes the premium and extended warranties discussed above. Training revenue is recognized as the training services are delivered.

Stock-Based Compensation

Prior to July 1, 2006, we accounted for stock option grants in accordance with Accounting Standards in effect at that time which required that compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option's vesting period.

Effective July 1, 2006, we adopted the fair value recognition provisions under ASC 718, Compensation—Stock Compensation (ASC 718), using the prospective transition method, which requires us to apply its provisions only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning July 1, 2006 is based on (1) the grant-date fair value of stock option awards granted or modified beginning July 1, 2006 and (2) the balance of deferred stock-based compensation related to stock option awards granted prior to July 1, 2006, which was calculated using the intrinsic-value method as previously permitted. We recognize stock-based compensation expense on a straight-line basis over the awards' expected vesting terms. We estimated the grant date fair value of stock-based awards under the provisions of ASC 718 using the Black-Scholes option valuation model with the following weighted average assumptions:

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
Expected life (years)	6.1	6.0	6.3	6.3	5.9
Risk-free interest rate	4.0%	2.4%	2.8%	2.8%	2.0%
Expected volatility	50.8%	47.9%	50.3%	51.0%	51.5%
Expected dividend yield	—	—	—	—	—

Valuation of Common Stock

Given the absence of an active market for our common stock prior to this offering, our board of directors determined the fair value of our common stock in connection with our grant of options and stock awards. In periods prior to June 30, 2007, our board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors, and input from management.

In connection with the preparation of our financial statements in anticipation of a potential initial public offering, valuations were performed to estimate the fair value of our common stock for financial reporting purposes through the use of contemporaneous valuations of our common stock commencing at June 30, 2007.

Determining the fair value of our common stock requires making complex and subjective judgments. In estimating the fair value of our common stock on a quarterly basis commencing June 30, 2007, we employed a two-step approach that first estimated the fair value of Nexsan as a whole, and then allocated the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We utilized an income approach and two market approaches to estimate our enterprise value. The income approach consisted of the discounted cash flow method which involved applying appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. These cash flow estimates were consistent with the plans and estimates that management used to manage the business. There is inherent uncertainty in making these estimates. The risks associated with achieving the forecasts were assessed in selecting the appropriate discount rates which ranged from 15.0% to 17.5%. If different discount rates had been used, the valuations would have been different. The market approaches that we used were a comparable public company analysis and a comparable acquisition analysis. The following factors were considered in selecting comparable public companies: whether the company operated in the computer storage device industry; whether its common stock had adequate market capitalization and trading volume, and whether the company had quantifiable financial metrics such as historical and projected growth and level of profitability. For each of the valuations, these companies generally consisted of QLogic, Corp., NetApp, Inc., Brocade Communications, Seagate Technology, Quantum Corp., EMC Corporation, Xyratex Ltd., Compellent, Imation Corp., Adaptec and Dot Hill Systems Corp., with 3ParData, Inc. being added after its initial public offering.

Comparable acquisitions were selected based on acquisitions of companies for between $10 million and $5 billion in the storage industry that were publicly announced after January 1, 2004 until the valuation date and for which purchase price multiples were available. The comparable transaction analysis was considered, but not used for valuations subsequent to September 30, 2008 as we do not consider ourselves comparable to the companies involved in recent transactions. Our attempted initial public offering in April 2010 was also taken into account in valuations subsequent to March 31, 2010.

Based on these approaches, we arrived at a high and low range for the total equity value of Nexsan and concluded on the average as the estimated enterprise value.

We then utilized the option pricing method to allocate the total equity value to the various securities that comprised our capital structure. Application of this method involved making estimates of the anticipated timing of a potential liquidity event such as a sale of Nexsan or an initial public offering. The anticipated timing and likelihood of each scenario was based on the plans of our board of directors and management as of the respective valuation date. Under each scenario, the enterprise value of Nexsan was allocated to preferred and common shares using the option pricing method under which values are assigned to each class of our preferred stock and the common stock is viewed as an option on the remaining equity value.

The options were then valued using the Black-Scholes option pricing model which required estimates of the volatility of our equity securities. Estimating volatility of the share price of a privately held company is complex because there is no readily available market price for the shares. The volatility of the stock was based on available information on volatility of stocks of publicly traded companies in the industry. The volatility of the comparable public companies varied between 26% and 90% over this period. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

As a result of the improved market conditions in late December 2009 and the anticipated initial public offering in the first half of 2010, the option pricing method resulted in an estimated fair value per share of our common stock that reduced the time to liquidity to three months and reduced the marketability discount to 5%. As a result of the increased likelihood of an initial public offering and increases in the valuation multiples of the comparable companies, our enterprise value for the valuation as of December 31, 2009 increased. For the March 31, 2010 valuation, due to the anticipated initial public offering in April 2010, we reduced the estimated time to liquidity to one-week and reduced the marketability discount to 1%. Given the indefinite postponement of our attempted initial public offering in April 2010, for the April 30, 2010 and June 30, 2010 valuations, we increased the estimated time to liquidity to a range of five to nine months and increased the marketability discount to 10%. For the September 30, 2010 valuation, we increased the estimated time to liquidity to nine months and the marketability discount remained at 10%. Due to the re-commencement of the initial public offering process, for the December 31, 2010 valuation, we decreased the estimated time to liquidity to four to five months and reduced the marketability discount to 5%. As a result of the decreased estimated time to liquidity and an increase in the valuation multiples of comparable companies, our enterprise value for the valuation as of December 31, 2010 increased. Our attempted initial public offering in April 2010 was also taken into account into the option pricing model. We arrived at a high and low range for the value of the options and concluded on the average as the estimated value of the options.

The exercise price for the stock options granted in January 2010 was $9.14, which differed from the per share prices reflected in the initial public offering price range on the cover page of the prospectus filed on February 26, 2010 primarily because of the uncertainty as to the consummation of this offering that existed in January 2010. Estimates as to the proposed offering price range were based on the assumption that the offering would occur later in the first quarter of calendar year 2010 at the earliest, or two months after the grants. We also believed that market conditions remained volatile, as the common stock prices of a number of companies that consummated initial public offerings at the time traded down from their initial price range. The exercise price for options granted in February 2010 had a slightly higher exercise price of $9.35, but still differed from the proposed initial public offering price range. Because this offering was closer to being consummated, Nexsan determined the grant date fair value per share of the February 2010 options assuming a fair market value of $11.00 per share, the midpoint of the price range on our prospectus filed on February 26, 2010, in our option pricing model for the quarter ending March 31, 2010. In May 2010, the exercise price for options granted was at a lower price of $7.04 due to the postponement of our attempted initial public offering in April 2010, and the increased volatility and decline in the overall stock market during the second quarter of 2010. In July 2010, options were granted at a slightly lower exercise price of $7.00 per share due to the continued decline in value of comparable public companies and the continued decline and volatility in the overall stock market during the second and third quarters of 2010. In October 2010, options were granted at a slightly higher exercise price of $7.31 per share. The higher exercise price was attributable to an increase in our financial performance and an overall improvement in the conditions of the stock market, which began to show signs of recovery from the economic recession, and contributed to increased valuation multiples in our sector, as well as a higher estimated equity value and enterprise value. In December 2010, options were granted at a higher exercise price of $8.10 per share, a price determined by management and the Compensation Committee based upon our positive financial outlook, the knowledge that we were preparing to make another attempt at consummating an initial public offering and the continued improvement in the conditions of the stock market. Subsequent to the December 2010 grants, our common stock was valued at $7.80 per share as of December 31, 2010. The valuation reflected our continued positive financial performance, which contributed to a higher estimated equity value and enterprise value, and the re-commencement of our initial public offering process. Since our Board did not believe that there were any significant factors which would have impacted our valuation, we granted options in February 2011 at an exercise price of $7.80 per share, which was determined to be the fair market value of our common stock on grant date.

Due to a decline in the fair value of our common stock, outstanding options to purchase shares of our common stock that were granted in January and February 2010 had exercise prices higher than the then-current fair value of our common stock. In July 2010, offers to replace options to purchase a total of 385,712 shares, which were originally granted in January and February 2010 with exercise prices of $9.14 and $9.35 per share, were accepted and the options were exchanged for 296,346 options repriced to an exercise price of $7.04 per share, the fair value of our common stock at the time our board of directors authorized the repricing. The number of shares subject to the new option was reduced to a number of shares multiplied by a fraction, the numerator of which was $7.04, and the denominator of which was the exercise price per share of the option exchanged. Options to purchase a total of 296,346 shares were issued in replacement of the exchanged options. The replacement options are being accounted for as a modification to the original option grants under ASC 718, and did not result in any incremental stock-based compensation expense.

The following table sets forth certain information regarding our stock option grants commencing December 31, 2009 through February 28, 2011:

Grant date	Number of Shares Subject to Options Granted	Exercise Price per Share	Fair Market Value per Share	Intrinsic Value per Share
January 2010	461,904	$9.14	$9.14	$—
February 2010	270,454	9.35	11.00	1.65
May 2010	85,807	7.04	7.04	—
July 2010(1)	296,346	7.04	7.04	—
July 2010	64,000	7.00	7.00	—
October 2010	43,800	7.31	7.31	—
December 2010	72,000	8.10	7.80	—
February 2011	85,500	7.80	7.80	—

(1)
Represents the repriced replacement options and their exercise price per share.

All share amounts and values listed in the table above give effect to a 10.5-for-1 reverse stock split effected in March 2010.

As of December 31, 2010, based on an assumed initial public offering price per share of $         , the aggregate intrinsic value of outstanding unvested and vested stock options was $        million and $        million, respectively. In addition, as of December 31, 2010, we had approximately $4.6 million of total unrecognized compensation costs related to unvested stock-based compensation arrangements.

Warranty Reserve

The Boy, the Beast, iSeries and DeDupe SG products come with a three-year warranty. Assureon and DATABeast systems are shipped with a one-year warranty. Warranty reserves are recorded when we recognize revenue and are reflected in cost of revenue. Our estimate of product warranty liability involves many factors, including the number of units shipped, the warranties provided by contract manufacturers or suppliers, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of the recorded product warranty liability and adjust the amounts as necessary. We classify the portion of the product warranty liability that we expect to incur in the next 12 months as a current liability. We classify the portion of the product warranty liability that we expect to incur more than 12 months in the future as a long-term liability.

Inventory Valuation Reserve

Inventories include material and related manufacturing overhead and are stated at the lower of cost or market value, with cost being determined under the average-cost method. Inventory valuation reserves are reflected in cost of revenue and are established to reduce the carrying amounts of our inventories to their net realizable values. Inventory valuation reserves are based on estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of revenue in the period in which the reserves are taken. Once a reserve is established, it is maintained until the related inventory is sold or scrapped.

Allowance for Doubtful Accounts

We review our allowance for doubtful accounts on an ongoing basis by assessing individual accounts receivable. Risk assessment for these accounts includes historical collections experience with the specific account and with our similarly-situated accounts coupled with other related credit factors that may evidence a risk of default and loss to us. Accordingly, the amount of this allowance will fluctuate based upon changes in revenue levels, collection of specific balances in accounts receivable and estimated changes in channel partner credit quality or likelihood of collection. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, additional allowances may be required. The allowance for doubtful accounts represents management's best estimate, but changes in circumstances, including unforeseen declines in market conditions and collection rates, may result in additional allowances in the future or reductions in allowances due to future recoveries.

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of revenue for each of the periods indicated:

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
				(unaudited)
Revenue	100%	100%	100%	100%	100%
Cost of revenue	65	58	60	59	56

Gross profit	35	42	40	41	44
Operating expenses:
Research and development	9	9	9	10	9
Sales and marketing	17	18	22	22	23
General and administrative	10	8	7	8	7
Postponed public offering costs	5	1	0	0	0

Total operating expenses	41	35	38	39	39

Income (loss) from operations	(6)	6	2	2	5
Other income (expense), net	(3)	0	0	0	0

Income (loss) before income taxes	(9)	6	1	2	5
Income tax benefit (expense)	0	0	0	(1)	0

Net income (loss)	(9)%	6%	1%	1%	5%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Six Months Ended December 31, 2010 Compared to Six Months Ended December 31, 2009

Revenue.    Revenue increased $6.1 million, or 18%, to $40.4 million for the six months ended December 31, 2010, compared to $34.3 million for the six months ended December 31, 2009. Of this increase, $1.8 million was due to sales to new customers and $4.3 million was due to increased sales to existing customers. The increase in revenue was primarily due to a $2.2 million increase in sales of our Beast products, $1.3 million increase in sales of our Boy products, $0.6 million increase in service revenue, and a $2.0 million increase in the sale of various products, none of which we believe was material.

Cost of revenue and gross profit.    Cost of revenue increased $2.4 million, or 12%, to $22.7 million for the six months ended December 31, 2010, compared to $20.3 million for the six months ended December 31, 2009, primarily due to increased sales volumes.

Gross profit increased $3.6 million, or 26%, to $17.7 million for the six months ended December 31, 2010, compared to $14.1 million for the six months ended December 31, 2009. Gross profit as a percentage of revenue improved to 44% for the six months ended December 31, 2010 compared to 41% for the six months ended December 31, 2009. The increase as a percentage of revenue was primarily due to higher selling prices as a result of the introduction of higher capacity controllers and disk drives, primarily on the Beast products, and reductions in certain materials costs.

  Operating Expenses

Research and development.    Research and development expense increased $177,000, or 5%, to $3.5 million for the six months ended December 31, 2010, compared to $3.3 million for the six months ended December 31, 2009. These expenses represented 9% of revenue for the six months ended December 31, 2010 and 10% of revenue for the six months ended December 31, 2009. The increase was primarily due to an increase in compensation and staffing costs of $352,000 from increased headcount, offset by $220,000 of tax credits from the Canadian province of Quebec for eligible research and development activities. A similar tax credit was not recognized in the prior year period as final approval was received in March 2010. The remaining difference consisted primarily of lower product development costs of $167,000, higher stock-based compensation expense of $69,000 and higher depreciation and amortization expense of $64,000.

Sales and marketing.    Sales and marketing expense increased $1.7 million, or 23%, to $9.3 million for the six months ended December 31, 2010, compared to $7.5 million for the six months ended December 31, 2009. These expenses represented 23% of revenue for the six months ended December 31, 2010 and 22% of revenue for the six months ended December 31, 2009. The increase was primarily due to higher compensation and staffing costs of $1.1 million from increased headcount, higher advertising and marketing program costs of $625,000, higher professional fees of $211,000, primarily for legal and recruiting, and higher travel and entertainment expenses of $141,000 from increased headcount, offset by lower commissions paid to outside representatives of $288,000 and lower stock-based compensation expense of $261,000 largely due to higher expense in the prior year period on liability-based stock awards resulting from our higher enterprise valuation.

General and administrative.    General and administrative expense increased $259,000, or 10%, to $2.9 million for the six months ended December 31, 2010, compared to $2.6 million for the six months ended December 31, 2009. These expenses represented 7% of revenue for the six months ended December 31, 2010 and 8% of revenue for the six months ended December 31, 2009. The increase was primarily due to higher compensation and staffing costs of $264,000, primarily from increased headcount, higher bad debt expense of $272,000, primarily related to uncollectible accounts in the current period, and the $211,000 recovery of previously uncollectible accounts in the prior year period, offset by lower professional fees of $234,000.

Other income (expense).    For the six months ended December 31, 2010, other expense, net, was $129,000 compared to other income, net, of $70,000 for the six months ended December 31, 2009, a difference of $199,000 of increased expense. The increase was primarily due to a reduction in net foreign currency transaction gains of $204,000, and an increase in interest expense of $212,000, primarily related to the note payable from Series C preferred stockholder issued in September 2009, offset by a decrease of $227,000 in losses due to the revaluation of warrant liabilities resulting primarily from changes in our enterprise valuation.

Income tax benefit (expense).    Income tax benefit was $167,000 for the six months ended December 31, 2010, consisting of $684,000 of benefit from the reversal of the valuation allowance on the deferred tax assets in the U.K. jurisdiction, offset by $517,000 of current period tax expense, primarily in the U.S. federal and State of California tax jurisdictions. As of June 30, 2010, we believed it was more likely than not that we would not realize the benefits of our tax deductible differences due to a history of net operating losses and the uncertainty of future operating profitability and taxable income. Therefore, a valuation allowance was recorded in an amount equal to the total gross deferred tax assets for all tax jurisdictions. As of September 30, 2010, we had increased our projections of operating profitability and taxable income, primarily due to actual and projected increases in gross profit coupled with recent cumulative profitability over several periods, which now justified the release of the valuation allowance on the deferred tax assets in the U.K. tax jurisdiction in the quarter ended September 30, 2010. We currently believe it is more likely than not that we will not realize the benefits of the deductible differences in the U.S. federal, California and Canadian tax jurisdictions, based upon the history of net operating losses and the uncertainty of the level of future operating profitability and taxable income. For the six months ended December 31, 2009, income tax expense was $177,000, primarily consisting of income tax payable to the State of California. The State of California has suspended the utilization of net operating loss carryforwards at least until fiscal year 2013, which has resulted in increased tax expense in that jurisdiction for both periods.

Fiscal Year 2010 Compared to Fiscal Year 2009

Revenue.    Revenue increased $8.0 million, or 13%, to $68.9 million for fiscal year 2010 compared to $60.9 million for fiscal year 2009. Of this increase, $7.7 million was due to sales to new customers and $0.3 million was due to increased sales to existing customers. The increase in revenue was primarily due to a $6.1 million increase in sales of our Beast and Assureon products, an increase in service revenues of $0.9 million, and a $3.3 million increase in the sale of various products, none of which we believe was material. We also had a $2.3 million decrease in sales of our Boy product.

Cost of revenue and gross profit.    Cost of revenue increased $5.7 million, or 16%, to $41.2 million for fiscal year 2010, compared to $35.5 million for fiscal year 2009. The increase was due to higher material costs, primarily from the increased sales volumes.

Gross profit increased $2.4 million, or 9%, to $27.7 million for fiscal year 2010, compared to $25.4 million for fiscal year 2009. Gross profit as a percentage of revenue declined to 40% for fiscal year 2010 compared to 42% for fiscal year 2009. The decrease as a percentage of revenue was primarily due to lower selling prices as a result of the global economic climate, primarily on the Boy product.

  Operating Expenses

Research and development.    Research and development expense increased $1.2 million, or 22%, to $6.5 million for fiscal year 2010 compared to $5.3 million for fiscal year 2009. These expenses represented 9% for both fiscal years. The increase was primarily due to increases in compensation costs of $904,000 from increased headcount, product development costs of $261,000 due to new projects, stock-based compensation expense of $236,000, and professional fees of $179,000 primarily related to recruiting and legal services offset by $669,000 of tax credits from the Canadian province of Quebec for eligible research and development activities. Due to the timing of the application process and the uncertainty as to the ultimate approval, the tax credits recorded in fiscal year 2010 related to a two-year period consisting of fiscal year 2009 and fiscal year 2010. We expect to realize tax credits in fiscal year 2011 at approximately the same annualized amount.

Sales and marketing.    Sales and marketing expense increased $4.1 million, or 37%, to $15.2 million for fiscal year 2010 compared to $11.1 million for fiscal year 2009. These expenses represented 22% and 18% of revenue for fiscal years 2010 and 2009, respectively. The increase was primarily due to sales and marketing headcount additions in the prior and current fiscal years, resulting in increased compensation costs of $2.6 million. The remaining increase in fiscal year 2010 was primarily due to higher expenses in stock-based compensation of $432,000, advertising and marketing programs of $372,000, travel and entertainment of $180,000 from increased headcount, professional fees of $137,000, primarily related to recruiting, depreciation and amortization of $135,000, and temporary labor of $124,000.

General and administrative.    General and administrative expense increased $398,000, or 9%, to $5.1 million for fiscal year 2010 compared to $4.7 million for fiscal year 2009. These expenses represented 7% and 8% of revenue for fiscal years 2010 and 2009, respectively. The increase was primarily due to higher stock-based compensation expense of $342,000 and higher compensation costs of $308,000, offset by lower bad debt expenses of $359,000 resulting from the recovery of previously uncollectible accounts.

Other expense.    Other expense, net, increased $92,000 to $102,000 for fiscal year 2010 compared to $10,000 for fiscal year 2009. The increase was primarily due to an increase in net foreign currency transaction losses.

Income tax benefit (expense).    For fiscal year 2010, income tax expense was $308,000, consisting primarily of income tax payable to U.S. federal and State of California jurisdictions. For fiscal year 2009, income tax expense was $279,000 consisting of income tax payable to U.S. federal, California and U.K. jurisdictions.

Fiscal Year 2009 Compared to Fiscal Year 2008

Revenue.    Revenue decreased $1.8 million, or 3%, to $60.9 million for fiscal year 2009 compared to $62.7 million for fiscal year 2008. Of the decrease, $5.9 million was due to lower sales to existing customers offset by $4.1 million in sales to new customers. The decrease was primarily due to a $3.5 million decrease in our Beast and Boy products as a result of the global economic climate offset by an increase of $1.7 million in our Assureon product.

Cost of revenue and gross profit.    Cost of revenue decreased $5.2 million, or 13%, to $35.5 million for fiscal year 2009, compared to $40.8 million for fiscal year 2008. The decrease was primarily the result of lower material costs.

Gross profit increased $3.4 million, or 16%, to $25.4 million for fiscal year 2009, compared to $21.9 million for fiscal year 2008. Gross profit as a percentage of revenue improved to 42% for fiscal year 2009 compared to 35% for fiscal year 2008. The increase in gross profit as a percentage of revenue was primarily the result of lower material costs.

  Operating Expenses

Research and development.    Research and development expense remained relatively constant at 9% of revenue for both fiscal years. Research and development expenses for fiscal year 2009 were relatively constant in absolute dollars at $5.3 million compared to $5.4 million in fiscal year 2008. Lower compensation costs for engineering personnel of $387,000 due to lower headcount were offset by increased spending for product development of $313,000.

Sales and marketing.    Sales and marketing expense increased $668,000, or 6%, to $11.1 million for fiscal year 2009, compared to $10.4 million for fiscal year 2008. These expenses represented 18% and 17% of revenue for fiscal years 2009 and 2008, respectively. This increase was primarily due to higher commissions paid to third-party sales representatives of $812,000, higher compensation for sales and marketing personnel of $672,000, primarily due to an increase in personnel, including the hiring of our Chief Commercial Officer in November 2008, and increased travel, entertainment and administrative expenses of $182,000, offset by a reduction in stock-based compensation expense of $1.1 million, primarily due to the grant in fiscal year 2008 of fully-vested options in consideration of the cancellation of certain restricted shares.

General and administrative.    General and administrative expense decreased $1.6 million, or 26%, to $4.7 million for fiscal year 2009, compared to $6.3 million for fiscal year 2008. These expenses represented 8% and 10% of revenue in fiscal years 2009 and 2008, respectively. The decrease was due to a $1.9 million decrease in stock-based compensation expense primarily due to $1.3 million of expense in connection with the non-recurring issuance of additional shares of stock in November 2007 to the former shareholders of Evertrust in consideration of certain employees' contributions to the combined operations subsequent to the acquisition and $615,000 due to the grant of fully-vested options in consideration of the cancellation of certain restricted shares which also occurred during fiscal year 2008. Partially offsetting the decrease in stock-based compensation expense were increases in bad debt expense of $284,000 resulting from uncollectible accounts, and compensation of $273,000, primarily for pay increases and new personnel added during fiscal year 2008.

Other income (expense).    Other expense, net, was $10,000 for fiscal year 2009, a decrease of $1.7 million from fiscal year 2008. The components of other expense in fiscal 2009 were interest expense of $700,000, net foreign currency transaction gains of $402,000, and other income of $288,000. The interest expense primarily related to the convertible bridge debt, including cash interest paid and the amortization of the related beneficial conversion feature. The convertible bridge debt was repaid in March 2009. Net foreign currency transaction gains related to fluctuations in the exchange rates between the pound sterling and the U.S. dollar and between the Canadian dollar and the U.S. dollar. Other income consisted primarily of a gain of $156,000 due to the revaluation of the derivative liability related to the convertible bridge debt repaid in March 2009 and interest income of $76,000 from the investing of excess cash in money market accounts and certificates of deposit. Other expense, net, was $1.7 million for fiscal year 2008, consisting of $2.0 million of interest expense primarily attributable to the amortization of the beneficial conversion feature related to the convertible bridge debt, and a $197,000 loss on the extinguishment and modification of debt, partially offset by $303,000 of other income, primarily due to interest earned on excess cash invested in money market accounts, and net foreign currency transaction gains of $166,000.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data in dollars and as a percentage of revenue for each of our last ten quarters in the period ended December 31, 2010. The quarterly data presented below has been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, which consist of only normal recurring adjustments, that management considers necessary for the fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations may fluctuate in the future due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full fiscal year or any future period.

	Three Months Ended
	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(unaudited, in thousands)
Revenue	$16,342	$16,156	$13,126	$15,271	$16,715	$17,596	$16,941	$17,672	$19,281	$21,080
Cost of revenue(1)	9,814	9,026	7,663	9,041	9,667	10,586	10,272	10,671	10,589	12,107

Gross profit	6,528	7,130	5,463	6,230	7,048	7,010	6,669	7,001	8,692	8,973
Operating expenses:
Research and development(1)	1,295	1,298	1,340	1,383	1,526	1,776	1,447	1,718	1,694	1,785
Sales and marketing(1)	2,538	2,957	2,690	2,927	3,415	4,117	4,002	3,642	4,237	5,043
General and administrative(1)	1,733	1,071	1,055	819	1,194	1,426	1,371	1,085	1,424	1,455
Postponed public offering costs	—	—	—	449	—	—	—	—	—	—

Total operating expenses	5,566	5,326	5,085	5,578	6,135	7,319	6,820	6,445	7,355	8,283

Income (loss) from operations	962	1,804	378	652	913	(309)	(151)	556	1,337	690
Other income (expense), net	62	437	(253)	(256)	531	(461)	88	(260)	5	(134)

Income (loss) before income taxes	1,024	2,241	125	396	1,444	(770)	(63)	296	1,342	556
Income tax benefit (expense)	(134)	(291)	366	(220)	(113)	(64)	(4)	(127)	455	(288)

Net income (loss)	$890	$1,950	$491	$176	$1,331	$(834)	$(67)	$169	$1,797	$268

(1)
Includes stock-based compensation expense (credit) as follows:

	Three Months Ended
	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(unaudited, in thousands)
Cost of revenue	$0	$1	$5	$12	$3	$9	$30	$37	$36	$41
Research and development	(20)	(5)	13	31	23	107	80	45	99	100
Sales and marketing	(179)	(85)	58	191	96	721	147	(547)	252	304
General and administrative	(32)	14	153	180	148	327	199	(17)	237	233

Total stock-based compensation expense (credit)	$(231)	$(75)	$229	$414	$270	$1,164	$456	$(482)	$624	$678

	As a Percentage of Revenue Three Months Ended
	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(unaudited)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	60	56	58	59	58	60	61	60	55	57

Gross profit	40	44	42	41	42	40	39	40	45	43
Operating expenses:
Research and development	8	8	10	9	9	10	9	10	9	8
Sales and marketing	16	18	20	19	20	23	24	21	22	24
General and administrative	11	7	8	5	7	8	8	6	7	7
Postponed public offering costs	—	—	—	3	—	—	—	—	—	—

Total operating expenses	34	33	39	37	37	42	40	36	38	39
Income (loss) from operations	6	11	3	4	5	(2)	(1)	3	7	3
Other income (expense), net	0	3	(2)	(2)	3	(3)	1	(1)	—	(1)

Income (loss) before income taxes	6	14	1	3	9	(4)	—	2	7	3
Income tax benefit (expense)	(1)	(2)	3	(1)	(1)	(0)	—	(1)	2	(1)

Net income (loss)	5%	12%	4%	1%	8%	(5)%	0%	1%	9%	1%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the above table.

Revenue and gross profit for the quarter ended March 31, 2009 declined 19% and 23%, respectively, primarily due to a decrease in the sales of our Beast and Boy products as a result of the global economic climate. Revenue and gross profit largely recovered in the quarter ended June 30, 2009 with the balance of the recovery occurring in the quarter ended September 30, 2009. Revenue and gross profit increased 9% and 24%, respectively, in the quarter ended September 30, 2010, primarily due to increased sales volumes and higher selling prices. Research and development expenses increased 16% in the quarter ended December 31, 2009, primarily due to higher product development expense and higher stock-based compensation expense, and decreased 19% in the quarter ended March 31, 2010, related to a retroactive tax credit for eligible research and development activities. Sales and marketing expenses increased in the quarter ended December 31, 2008 due to increased marketing programs and stock-based compensation expense, in the quarter ended September 30, 2009 due to an increase in sales personnel and marketing programs, and in the quarter ended December 31, 2009 due to an increase in stock-based compensation expense. Sales and marketing expenses for the quarter ended June 30, 2010 declined 9%, reflecting decreases in stock-based compensation expense offset by increases in sales personnel. Sales and marketing expenses for the quarter ended September 30, 2010 increased due to higher stock-based compensation expense. Sales and marketing expenses for the quarter ended December 31, 2010 increased 19% primarily due to the timing of our annual trade shows. General and administrative expenses for the quarter ended September 30, 2008 included bad debt expense related to uncollectable accounts, which were subsequently recovered in the quarter ended September 30, 2009. The fluctuations in the general and administrative expenses for the quarters ended December 31, 2009, June 30, 2010, and September 30, 2010 reflect changes in stock-based compensation expense resulting from changes in our enterprise valuation. Other income (expense), net, over the periods was impacted by foreign currency transaction gains and losses, and gains and losses from the revaluation of warrant liabilities.

Liquidity and Capital Resources

As of December 31, 2010, our principal sources of liquidity consisted of cash and cash equivalents of $10.9 million and accounts receivable, net, of $14.5 million. We have historically funded our operations primarily through private sales of common stock and preferred stock (approximately $38.4 million in the aggregate) and proceeds from lines of credit and notes payable, and more recently through cash generated from operations.

Our principal uses of cash historically have consisted of the purchase of inventory, payroll and other operating expenses related to the development of new products and purchases of property and equipment.

We have a $5.0 million revolving credit line, which has a borrowing base equal to 80% of eligible accounts receivable. Interest will accrue on any outstanding borrowings at a rate equal to the prime rate plus 1% per annum. Borrowings under this agreement are secured by certain assets, primarily cash, accounts receivable and inventory. The agreement also contains financial covenants requiring us to maintain specified minimum liquidity amounts. As of December 31, 2010, we had no borrowings under this agreement. This agreement expires on July 31, 2011. Based on preliminary discussions with the lender, we expect to renew the agreement with similar terms and conditions at or before its expiration.

We believe that our cash and cash equivalents at December 31, 2010, together with cash flows from our operations, will be sufficient to fund our operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products and acquisition and licensing activities. We may enter into agreements relating to potential investments in, or acquisitions of, complementary businesses or technologies in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands)
Net cash provided by operating activities	$2,591	$1,150	$1,978	$2,176	$1,926
Net cash used in investing activities	(1,407)	(178)	(1,340)	(517)	(639)
Net cash provided by (used in) financing activities	(2,600)	5	563	481	14

Cash flows from operating activities

Our cash flows from operating activities are significantly influenced by our cash expenditures to support the growth of our business as we invest in areas such as research and development, sales and marketing and administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other current assets and liabilities. We procure inventory from our contract manufacturers and suppliers and typically pay them in 30 to 60 days.

Net cash provided by operating activities for the six months ended December 31, 2010 consisted of $3.6 million of net income adjusted for non-cash items. For the period, net income was $2.1 million and non-cash items consisted primarily of $1.3 million for stock-based compensation expense, and $0.6 million of depreciation and amortization expense, offset by $0.7 million of income tax benefit resulting from the reversal of valuation allowances related to the deferred tax assets in the U.K. tax jurisdiction. Changes in operating assets and liabilities resulted in a net use of cash of $1.6 million, primarily consisting of an increase in trade accounts receivable of $3.6 million due to increased sales volume offset by an increase in accounts payable and accrued expenses of $1.3 million mainly resulting from the timing of inventory purchases.

Net cash provided by operating activities for the six months ended December 31, 2009 consisted of $2.8 million of net income adjusted for non-cash items. For the period, net income was $0.5 million and non-cash items consisted primarily of $1.4 million for stock-based compensation expense and $0.5 million of depreciation and amortization expense. Changes in operating assets and liabilities resulted in a net use of cash of $0.6 million, primarily consisting of increases in inventories, offset by increases in accounts payable and deferred revenue.

Net cash provided by operating activities for fiscal year 2010 consisted of $3.0 million of net income adjusted for non-cash items. For the period, net income was $599,000 and non-cash items primarily consisted of $1.4 million for stock-based compensation expense and $1.0 million of depreciation and amortization expense. Changes in operating assets and liabilities resulted in a net use of cash of $1.1 million, primarily consisting of an increase in inventory of $3.1 million, primarily resulting from the purchase of additional safety stock, an increase in prepaid expenses and other current assets of $2.0 million primarily related to deferred public offering costs, an increase in accounts payable and accrued expenses of $2.1 million primarily due to the timing of inventory purchases, and an increase in deferred revenues of $1.7 million, primarily due to the deferral of service revenue and revenue recognition related to our systems that include Assureon software.

Net cash provided by operating activities for fiscal year 2009 consisted of $5.0 million of net income adjusted for non-cash items. For the period, net income was $3.5 million partially offset by non-cash items consisting of $881,000 of depreciation and amortization, $446,000 for amortization of discounts related to notes payable, $337,000 of stock compensation expense and $155,000 for gain on revaluation of note conversion features. Changes in operating assets and liabilities resulted in a net use of cash of $3.9 million, primarily consisting of a reduction in inventories for $608,000, an increase in trade accounts receivable of $2.3 million due to the timing of sales, a reduction in accrued expenses of $876,000, primarily due to the payment of accrued interest and entering invoices to accounts payable for public offering costs that were accrued as of June 30, 2008, and a reduction of deferred revenue balances of $1.2 million, primarily due to the revenue recognition related to our systems that include Assureon software.

Net cash provided by operating activities in fiscal year 2008 primarily consisted of a net loss of $5.3 million, largely impacted by the write-off of postponed public offering costs of $3.4 million, offset by non-cash adjustments consisting of $3.5 million for stock-based compensation expense, $1.5 million of gain on revaluation of note conversion features, and $1.1 million of depreciation and amortization expense. Changes in operating assets and liabilities in fiscal year 2008 resulted in a net source of cash of $1.6 million, primarily consisting of an increase in accounts payable of $3.9 million due to the timing of inventory purchases, an increase in accrued expenses of $1.6 million due to higher interest, marketing and selling-related accruals, and an increase in deferred revenue of $1.0 million, primarily on our Assureon business, offset by an increase in accounts receivable of $3.1 million associated with the timing of sales within the quarter, and an increase in inventories of $1.6 million due to the timing of purchases.

Cash flows from investing activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth. Our requirements for additional capital expenditures are subject to change depending upon several factors, including our needs based on our changing business and industry and market conditions.

For the six months ended December 31, 2010 and 2009, net cash used in investing activities was $0.6 million and $0.5 million, respectively, consisting of capital expenditures to support our growth. Other than the capital expenditures related to our new corporate headquarters for tenant improvements and furniture and fixtures, estimated at $1.3 million of total project costs, we do not expect any material changes in the rate of capital expenditures during the remainder of fiscal year 2011.

Net cash used in investing activities was $1.3 million, $178,000 and $1.4 million for fiscal years 2010, 2009 and 2008, respectively. Investing activities consisted exclusively of capital expenditures to support our growth, except for fiscal year 2009 which included $500,000 provided by the removal of the minimum cash balance requirement related to our revolving line of credit.

Cash flows from financing activities

Net cash provided by financing activities was $14,000 for the six months ended December 31, 2010 primarily related to proceeds from the exercise of stock options. Net cash provided by financing activities was $481,000 for the six months ended December 31, 2009, primarily consisting of the $3.6 million of proceeds from borrowings on the note payable from a Series C preferred stockholder and the $3.0 million repayment on our then existing revolving line of credit. We also incurred

$119,000 of associated fees in connection with the negotiation of the note payable from Series C preferred stockholder.

Net cash provided by (used in) financing activities was $563,000, $5,000, and ($2.6) million in fiscal years 2010, 2009, and 2008, respectively. The primary sources of cash in fiscal year 2010 consisted of the $3.6 million of proceeds from borrowings on the note payable from a Series C preferred stockholder, offset by the $3.0 million repayment on the revolving line of credit.

The use of cash in fiscal year 2009 consisted of the repayment of a convertible bridge debt of $3.0 million and borrowings on a revolving line of credit for $3.0 million. The use of cash in fiscal year 2008 consisted of the repayment of a loan payable of $2.6 million.

Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2010:

		Payments Due by Period
		(in thousands)
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	Thereafter
Operating lease obligations	$1,079	$706	$373	$—	$—
Purchase obligations(1)	5,700	5,700	—	—	—
Notes payable(2)	3,610	10	3,600	—	—

Total	$10,389	$6,416	$3,973	$—	$—

(1)
Purchase obligations represent commitments under non-cancelable orders for inventory with our contract manufacturers and other suppliers. As of December 31, 2010, our purchase obligations decreased to $3.6 million.
(2)
Excludes debt discounts. We intend to prepay this note using cash flows generated by normal business operations.

In February 2011, we entered into an operating lease for our new corporate headquarters in Thousand Oaks, California. The lease begins on September 1, 2011 and has a term of 10 years. We are obligated to pay approximately $1.4 million for tenant improvements, furniture and fixtures and broker commissions in the first year; however, in the first three years of the lease we do not have any rental obligations. In each of years three through five, we have annual rental obligations of approximately $300,000 to $350,000. Thereafter, we have annual rental obligations of approximately $400,000.

We have entered into agreements with certain of our executive officers to award them IPO Bonus Shares immediately prior to the completion of this offering. We expect to incur cash withholding obligations with respect to the IPO Bonus Shares in the quarter in which we complete this offering. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, we expect these withholding obligations to be approximately $        million in the aggregate.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements nor do we have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

The majority of our revenue has been denominated in U.S. dollars. Our expenses are generally denominated in the currencies of the countries in which our operations are located. Our operating expenses are incurred where the office or personnel are located. Therefore, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates in some geographies, particularly the U.K. and Canada. For example, we recorded foreign currency transaction gains of $363,000 for the six months ended December 31, 2010. Fluctuations in currency exchange rates could harm our business in the future. The effect of an immediate 10% adverse change in exchange rates could have the effect of increasing our operating expenses. To date, the foreign currency exchange rate effect on our cash has not been significant, and we have not entered into any foreign currency hedging contracts although we may do so in the future.

Interest Rate Sensitivity

As of December 31, 2010, we had cash and cash equivalents of $10.9 million, which were held in deposit accounts. Accordingly, if overall interest rates had fallen by 10% in fiscal year 2010, our interest income would not have been materially affected. We expect to hold cash equivalents following the completion of this offering, and we expect that continued low interest rates will cause our future interest income to be relatively modest.

At December 31, 2010, we had no debt outstanding that bore variable rate interest.

Recent Accounting Pronouncements

In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value, and expands fair value measurement disclosures. In February 2008, the FASB issued additional guidance which deferred the effective date of the fair value guidance to fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually. We fully adopted the fair value guidance effective for fiscal year 2010, and the adoption had no impact on our consolidated results of operations or financial position.

In December 2007, the FASB issued a new standard which establishes principles and requirements for how an acquirer in a business combination: (i) recognizes and measures in its consolidated financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. The new standard is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008, which is our fiscal year beginning July 1, 2009. We will apply the provisions of this standard to any future acquisition.

In March 2008, the FASB issued a new standard which updates guidance regarding disclosure requirements for derivative instruments and hedging activities. It responds to constituents' concerns that prior guidance does not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. The disclosure of fair values of derivative instruments and their gains and losses in a tabular format, as required by the new standard should provide a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period-end and the effect of using derivatives during the reporting period. We adopted the new standard as of July 1, 2009, which was the required effective date.

In June 2008, the FASB provided guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining the appropriate accounting treatment. This guidance was effective for fiscal years beginning after December 15, 2008. As a result of the adoption of the new guidance on July 1, 2009, a warrant for common stock issued in connection with a note payable that has a down round anti-dilution provision was determined to not be indexed to our stock and therefore required classification as a liability. On July 1, 2009, we recorded a warrant liability of $163,000 and recorded a cumulative effect of change in accounting principle of $57,000 as a reduction of accumulated deficit representing the decline in fair value between the warrant issuance date and the adoption date. Additionally, warrants subject to this guidance are adjusted to fair value at the end of each reporting period.

In June 2009, the FASB issued Accounting Standards Update (ASU) 2009-01, Topic 105, Generally Accepted Accounting Principles—Amendments based on Statement of Financial Accounting Standards No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105), to establish the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB, excluding Securities and Exchange Commission (SEC) guidance, to be applied by nongovernmental entities. The guidance in ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted ASC 105 as of July 1, 2009, which was the required effective date.

The FASB issued ASU 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities that Calculate Net Asset Value per Share, to amend ASC 820, which permits a reporting entity, as a practical expedient, to measure fair value of an investment on the basis of net asset value per share of the investment (or its equivalent) if the net asset value of the investment is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity's measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with ASC 820. We adopted these changes effective for fiscal year 2010, and the adoption had no impact on our consolidated results of operations or financial position.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force to amend certain guidance in ASC 605-25. The amended guidance in ASC 605-25 (1) modifies the separation criteria by eliminating the criterion that requires objective and reliable evidence of fair value for the undelivered item(s) and (2) eliminates the use of the residual method of allocation and instead requires that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price.

The FASB also issued ASU 2009-14, Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, to amend the scope of arrangements under ASC 985-605 to exclude tangible products containing software components and non-software components that function together to deliver a product's essential functionality.

The amended guidance in ASC 605-25 and ASC 985-605 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application and retrospective application permitted. We adopted the amended guidance in ASC 985-605, concurrently with the amended guidance in ASC 605-25, beginning on July 1, 2010. The adoption of the amended guidance did not have a material impact on our consolidated financial statements.

From time to time, new accounting pronouncements are issued by the FASB that are adopted by us as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

BUSINESS

Overview

We are a leading provider of disk-based storage systems that enable mid-sized organizations to store digital information. Our products are optimized for the efficient storage and protection of unstructured data, the type of digital information that mid-sized organizations are producing in increasingly greater quantities. Unstructured data generally refers to data that is fixed and not subject to frequent change, such as digital records, e-mail, medical images, scientific data and video. Our systems are specifically designed for the growing data storage needs of mid-sized organizations by providing a small footprint, low power use, scalability, ease of use, and cost-effectiveness while delivering the enterprise-class reliability, features and performance that are sought by these mid-sized organizations. Our storage systems incorporate innovative technologies, such as advanced power management and capacity optimization, to significantly lower the initial and ongoing cost of storage for our customers compared to typical storage solutions. We sell our products through our channel partners, including VARs, OEMs, and systems integrators, which enables us to leverage an extensive worldwide channel network to access our broad and diverse target customer base and to cost-effectively scale our business. Our storage systems are currently being utilized by organizations worldwide, including traditional small- and medium-sized organizations, branch offices of large enterprises, federal, state and local government agencies and some large organizations with unique unstructured data storage needs.

Storage systems for unstructured data are principally optimized for capacity. In this market, storage density is typically more important than performance. IDC estimates that the market for capacity-optimized storage disk systems will grow from $8.2 billion in 2009 to approximately $20.0 billion in 2014, representing a compound annual growth rate, or CAGR, of 19.6%. Source: IDC, Worldwide Enterprise Storage Systems 2010-2014 Forecast: Recovery, Efficiency, and Digitization Shaping Customer Requirements for Storage Systems, Doc # 223234, May 2010. We believe mid-sized organizations are increasingly using applications that create unstructured data and, consequently, represent a significant percentage of the market for capacity-optimized storage systems. Our systems target the specific needs of these customers by:

    •
    providing an optimal entry point for mid-sized organizations with a multi-tiered, scalable architecture that can expand with the customers' requirements;

    •
    offering enterprise-class reliability, accessibility, integrity and security of stored data;

    •
    providing industry-leading densities, which reduce the overall storage footprint and the total cost of ownership;

    •
    significantly reducing power consumption and cooling costs per terabyte of storage;

    •
    providing enterprise-class storage features such as multi-tiered storage, multi-protocol storage, high-availability and replication, specifically designed for these mid-sized organizations;

    •
    being available through a global channel network oriented to mid-sized organizations worldwide; and

    •
    providing a system that is easy to set up, simple to use and requires little maintenance.

Our storage systems are based on a common architecture and, to the extent possible, utilize common components and software. This approach maximizes the leverage from our research and development investments while simplifying the management and deployment of our systems for our end users and partners. Our storage systems incorporate a substantial amount of our intellectual property and software, including our own real-time operating system, storage system software, advanced power management software and optional advanced software features, such as file de-duplication, replication and intelligent archiving. Through this approach we offer features typically found in enterprise storage systems scaled to fit the needs of mid-sized organizations. We intend to continue to develop additional storage software functionality that is incorporated into our products to meet the evolving needs of our target customers, mid-sized organizations.

We believe our business model provides us with several competitive advantages. We have a network of over 600 channel partners, including VARs, OEMs, and systems integrators, and to date, we have shipped over 27,000 systems in more than 60 countries. We serve several industry vertical markets including medical, digital surveillance, local government, scientific and research, museums and archives, law enforcement, gaming, video and entertainment, financial, transportation and cloud storage.

Industry Background

The Rapid Growth of Unstructured Data in Mid-Sized Organizations

The amount of unstructured data being created, stored, archived and protected on disk-based storage systems by mid-sized organizations is growing rapidly. Unstructured data, including digital records, e-mail, medical images, scientific data and video, is being created faster than data generated from traditional data center applications such as transaction-oriented database applications. Additionally, unstructured data is typically replicated in multiple instances for data protection and stored for longer periods of time. According to IDC, email archiving, data retention for complying with government regulations, and the migration of content stored on old media (such as paper or film) into digital format will be among top drivers of terabyte growth. Source: IDC, Worldwide Enterprise Storage Systems 2010-2014 Forecast: Recovery, Efficiency, and Digitization Shaping Customer Requirements for Storage Systems, Doc # 223234, May 2010. Evolving business practices and regulations are also changing the requirements placed on systems that store and manage unstructured data and are driving the need for readily-available, long-term storage. Additionally, mid-sized organizations are increasingly migrating their long-term storage of information from tape and optical media to disk.

Some of the key growth drivers creating increased amounts of unstructured data in the mid-sized organization market include:

    •
    Increasing number of applications that create unstructured data.  Mid-sized organizations are increasingly using applications that create significant amounts of unstructured data such as e-commerce, electronic design, electronic medical records, imaging, multimedia production and distribution, record digitization and surveillance.

    •
    Evolving business practices.  As organizations migrate from traditional recordkeeping to digital records, they are now retaining key unstructured data for extended and often indefinite timeframes. Spurred by increased regulations and accessibility needs, mid-sized organizations are creating large amounts of unstructured data which needs to be stored securely and archived for longer periods of time. For example, local governments are now retaining records in digital form that had previously been kept in paper form, and hospitals are increasingly storing and retrieving digital medical images and patient records.

    •
    Larger-sized and more frequently shared files.  The creation and storage of increasingly larger files associated with medical images, data-intensive documents, high-resolution video and photos, as well as the frequent sharing and re-saving of files, which results in the storage of duplicate data, are accelerating the growth of unstructured data.

    •
    Growing importance of data protection and availability.  Due to their increasing reliance on digital information, mid-sized organizations are facing an increased risk to their operations from data loss or corruption. Mid-sized organizations are compensating for this risk by creating multiple backups of their data, further increasing the amount of unstructured data they need to store.

Mid-sized organizations face the particular challenge of implementing storage systems to manage their newly growing amounts of unstructured data, which requires greater storage capacity and results in increased system acquisition and management costs. Data growth is taxing organizations in critical areas such as staffing, training, disaster recovery, capacity management, power and cooling, and regulatory compliance. We believe that mid-sized organizations remain underserved by larger enterprise storage vendors, who traditionally have not effectively addressed the needs of the mid-sized organization market in terms of ease of use, total cost of ownership, feature sets and delivery model. Many storage solutions have been designed and priced for larger enterprises with complex storage needs and substantial IT staff; however, many mid-sized organizations do not have the resources to implement and support these larger complex solutions. Also, these organizations are increasingly seeking enterprise-level features such as seamless capacity growth, high-reliability, advanced data protection and ease-of-management that have been optimized and scaled for their specific needs.

Demand by Mid-sized Organizations for New Approaches to Storing and Managing Unstructured Data

Historically, high-cost disk drives optimized for performance, such as Fibre Channel and SCSI drives, have been used to store transaction-oriented database information, while less expensive, low-availability storage systems, such as tape and optical disk, were used for long-term storage of unstructured data. Additionally, a significant amount of research and development in the storage industry has focused on improving the speed and performance characteristics for database-related information for large and centralized enterprise data centers. However, as demands have been increasing for the storage of larger amounts of unstructured data, requirements have emerged for more cost-effective, long-term disk storage. Organizations of all sizes are increasingly seeking cost-effective and energy-efficient storage solutions with high-availability that can scale to manage the substantial growth of unstructured data.

In light of these factors, organizations are changing their approach to the storage and management of unstructured data in a number of ways.

    •
    Adoption of multi-tiered storage.  The introduction of low-cost, capacity-optimized disk drives, such as SATA disk drives, is changing the way organizations store data. More mid-sized organizations are looking for multi-tiered storage, in which highly transactional data is stored on more expensive performance optimized drives, such as SSD or SAS, while unstructured data is stored on lower cost drives, such as SATA, that are optimized for capacity. The placement of data on the optimal tier of storage reduces costs of storage media while delivering the appropriate performance characteristics for the business demand.

    •
    Utilization of replication and archiving solutions using disk-based technologies.  In order to obtain greater availability and protection of their unstructured data, organizations are replacing tape and optical-based backup systems with SATA disk-based replication and archiving solutions. Many organizations find it important to replicate data to protect their information from various threats and disasters. Replication helps ensure that an organization will be able to access its data from a secondary source in case of data loss or corruption. The purpose of an archive is to store file-based information in a secure and cost-effective manner for the long-term while enabling the retrieval of specific files quickly and easily. Disks-based archives do this better than a tape-based or optical-based archive. ESG estimates that the capacity of external disk storage dedicated to archiving will grow from approximately 9,700 petabytes in 2010 to over 106,800 petabytes in 2015, representing a CAGR of 62%.

    •
    Increasing demand for energy-efficient storage.  Virtually all organizations are increasingly seeking energy-efficient IT solutions to manage power consumption, reduce operating expenses and respond to environmental and political concerns. As the density of servers, storage and other computing assets has increased, the demand for power, exacerbated by mounting cooling needs resulting from increased power consumption, has begun to outstrip supply. The availability of power has become a significant impediment to the growth of computing capabilities and the cost of power is increasingly impacting IT budgets.

    •
    Increasing demand for capacity-optimized storage.  Mid-sized organizations are housing an increasing amount of disk-based storage systems on-site. This trend has forced these organizations to seek capacity-optimized storage solutions that will fit their space constrained environments. IDC estimates that the market for capacity-optimized storage disk systems will grow from $8.2 billion in 2009 to approximately $20.0 billion in 2014, representing a CAGR of 19.6%. Source: IDC, Worldwide Enterprise Storage Systems 2010-2014 Forecast: Recovery, Efficiency, and Digitization Shaping Customer Requirements for Storage Systems, Doc # 223234, May 2010.

    •
    Increased focus on budgets.  Systems administrators are expected to manage increasing data storage requirements within strict budget constraints. Mid-sized organizations require storage solutions that provide optimal total cost of ownership with minimal upfront capital costs and reduced ongoing administration, maintenance and other operating costs.

Limitations of Traditional Solutions for the Mid-Sized Organization Market

Traditional storage systems do not fully meet the needs of the mid-sized organization market for storing unstructured data. In particular, mid-sized organizations face:

    •
    High total cost of ownership of traditional disk-based storage systems.  Traditional disk-based storage systems, most of which were designed for use by large enterprises, have not historically been well-suited for the mid-sized organization market due to their high acquisition cost, significant support and maintenance requirements, and ancillary operating costs, including labor, energy and space requirements. Mid-sized organizations require storage solutions that minimize space requirements, have low upfront capital costs and reduce ongoing administration, maintenance and other operating costs, which may be more significant than the initial capital outlay.

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    Lack of appropriate entry points, scalability and feature sets for mid-sized organization environments.  Mid-sized organizations have different usage patterns and needs that require different feature sets, capabilities and cost entry points than large enterprises. Additionally, unstructured data is typically held in high density storage systems that focus more on capacity optimization and data security than input and output speeds. Until recently mid-sized organizations were required to either piece together proprietary storage solutions or purchase expensive storage solutions designed for a much higher level of functionality and cost than they needed or could afford. Historically, many of the traditional storage competitors have been reluctant to service this market because they have not wanted to undermine the pricing of their high-end products, nor have they had the appropriate sales distribution to service the market.

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    Shift to paperless systems.  A general shift to paperless systems and changes in the regulatory environment have forced mid-sized organizations to find solutions for these increased unstructured data storage needs. Because of the elimination of a physical hard copy, mid-sized organizations need to create and store digital copies to ensure long-term data protection.

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    Issues with tape and optical based solutions.  Due to inefficiencies associated with saving, verifying and retrieving information on tape, tape-based storage has lower recovery rates than disk-based storage. In addition, retrieving information from tape can be a lengthy and cumbersome process, often involving the physical movement of storage media, causing longer data retrieval times and higher costs. Moreover, the market presence of optical-based storage systems has substantially declined in recent years as optical technology has become less competitive from a capacity and performance perspective to disk-based solutions.

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    High energy consumption of traditional disk-based storage systems.  Traditional disk-based storage systems typically have all its disks fully powered at all times, drawing energy, generating heat and requiring additional energy for cooling. This significantly increases energy consumption and results in higher operating expenses, strained energy resources and increased carbon emissions. Systems that store unstructured data tend to be accessed less frequently and do not require constant power.

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    Disparate systems offerings.  Traditional disk-based storage systems are normally offered with specific disk types and specific network interface technologies. However, mid-sized organizations often prefer a single-solution storage approach, with multiple tiers of storage and multiple access protocols in one system.

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    Complexity.  Traditional disk-based storage systems are often complex as they have been architected for large data center environments with teams of system administrators specialized in storage. Additionally, many of these traditional systems are complex to install, need to be custom-configured prior to operation and require significant ongoing maintenance and support. However, mid-sized organizations often have just one professional tasked with managing telecoms, computer and storage, and whose primary requirement is simplicity.

Our Solutions

Our focus on providing first-to-market technologies has made us a leading provider of innovative disk-based storage systems that enable our end users in mid-sized organizations to store unstructured data efficiently, intelligently, economically and securely. Our storage solutions are specifically designed for the unique needs of this large and growing market segment, which we believe has a proportionally greater need for capacity-optimized storage. We believe this focus has enabled us to deliver storage systems with particular benefits for mid-sized organizations. These benefits include:

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    Flexible storage platform. Our flexible storage platform enables many storage technologies to be incorporated in one system. This is particularly useful to mid-sized organizations that prefer a single-system solution over having to buy many disparate systems. We pioneered storage systems that featured simultaneous multi-protocol access, and we designed our systems to be multi-tiered, supporting high-speed and high-cost SSD, mid-speed and mid-cost SAS and low-speed and low-cost SATA drives in one chassis. Our flexible storage platform supports our proprietary storage applications software, such as replication, de-duplication, data archiving, multi-tenancy, digital data backup and encryption.

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    Solutions developed for mid-sized organizations.  Most storage systems offered by traditional vendors were developed for enterprises with greater scale, larger data centers, highly complex storage needs and larger IT teams than is typical for mid-sized organizations. Mid-sized organizations can purchase our storage solutions with the capacity and software features appropriate for their need at a lower entry point when compared to traditional enterprise storage solutions. These systems have the ability to scale both capacity and additional functionality as their needs grow at a much lower cost than has traditionally been available. We provide an optimized mix of enterprise-class features and functionality scaled for the needs of mid-sized organizations, such as our Active Drawer technology, and no-single point of failure architecture, in addition to optional storage features such as replication and data protection.

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    Optimized for storing unstructured data.  We have been pioneers of capacity-optimized storage, which maximizes the amount of storage per cubic foot. Our products are focused on the storage of unstructured data which, we believe, is a majority of the data stored by mid-sized organizations. Our systems include features specifically designed for storing unstructured data, including capacity optimization, low power usage, and technology designed to maximize performance from SATA drives, which are the optimal drives for unstructured data due to their cost and capacity. As the amount of unstructured data grows, our platform is scalable to meet the ever-growing storage needs of our end users.

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    Easy to use.  We focus our product development and design efforts on ease of use. Our storage systems can be managed by IT generalists without the need for professional services or additional software. We deliver pre-configured systems that are able to operate common storage tasks out of the box without any further configuration or formatting; however, users who would like to further tailor the product may do so through an intuitive graphical user interface. We believe this approach increases the appeal of our product to end users who do not have the resources to maintain IT or storage specialists as well as increasing the ease of sale, installation and support for our units by our channel partners.

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    Technology-driven, lower total cost of ownership.  We develop innovative technology to reduce the entry point, acquisition, maintenance and ancillary costs associated with digital storage. In addition to its relatively lower price points and high reliability, the high density of our systems require less floor space for the same capacity, our drive spin-down and power management software significantly reduces operating power consumption, our lower system temperature reduces system cooling costs and the ease of our system implementation and use reduces IT labor costs. We believe these efforts deliver a compelling storage solution at a reduced total cost of ownership to a number of organizations that have traditionally been unable to afford them.

Strategy

Our goal is to be a leading provider of disk-based storage solutions for the storage of unstructured data at mid-sized organizations worldwide. Key elements of our strategy include:

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    Targeting mid-sized organizations' use of capacity-optimized storage.  We intend to continue targeting the capacity-optimized storage needs of the attractive, yet underserved, mid-sized organization market segment by optimizing our products and feature sets for their needs, leveraging our channel strategy and maintaining our low system total cost of ownership.

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    Evolving and expanding our flexible storage platform.  The flexibility of our storage platforms has been a strong driver of sales. For example, our multi-tiering capabilities allow for SSD, SAS and SATA drives to be used in one system, as well as simultaneous support for iSCSI and Fibre Channel. We intend to expand the scope of our flexible storage platform to increase the number of options and configurations available to end users, including adding more networked attached storage, or NAS, capabilities, as well as other interfaces as our end users' needs evolve.

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    Expanding our software content. As mid-sized organizations demand specific storage features, we intend to introduce those software features at a scale that is optimal for mid-sized organizations. For example, our storage systems currently may be configured to integrate file de-duplication, data archiving, multi-site replication, digital data back-up, encryption technology and security features, which until recently have only been available through expensive enterprise-class products. We expect to continue to release new storage applications software capabilities, such as storage virtualization, thin-provisioning, snap-shot and additional replication options. In addition, we are also focusing on our intuitive graphical user interface to align with the ease of use needs of IT generalists in mid-sized organizations. In addition to meeting the evolving needs of mid-sized organizations, we believe that this increased software content will allow us to offer higher margin products over time.

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    Being the leading independent storage provider to the channel.  Because mid-sized organizations often purchase storage through channel partners, we believe our channel partner network is essential to our success. We have long-standing relationships with many of our partners and support them through our channel sales force and lead-generation management tools which allows us to closely monitor their performance and deliver a conflict-free incentive structure. Because of industry consolidation, many of these channel partners have seen their vendors acquired by legacy storage companies that maintain significant direct sales channels to the end user, reducing the overall significance of a reseller. We believe this provides us with an opportunity to gain market share among channel partners and will continue to invest in, manage and enhance the efficiency of our channel partners to further penetrate the mid-sized organization market.

Technology

We have designed our flexible storage platform to deliver a set of solutions optimized for the unstructured data storage needs of mid-sized organizations. Our products can be easily managed through an intuitive user interface, further reducing the overall costs of deploying and managing our systems.

Our flexible storage platform consists of storage systems, storage system software, and optional storage applications software.

Storage System Software.    Our storage system software is built around our proprietary, storage-optimized, real-time operating system and runs on our storage system processor boards. Through our storage system software, we offer mid-sized organizations the software features that are typically only practical for large enterprises. We provide an array of enterprise-class storage features as core components of our storage systems. Primary software capabilities that are included with all of our storage systems include:

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    our enterprise-class fault tolerance and high-availability software features including active-active failover and RAID 6;

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    multi-protocol access—our storage system software features both Fibre Channel and iSCSI storage networking access in one system, with both able to work simultaneously. This integrated storage approach is in demand by mid-sized organizations that prefer to buy a single system solution where possible. Additionally, through our Assureon storage applications software we also offer an optional package that allows for NAS file mode access;

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    our AutoMAID drive spin-down software which is advanced power management software that enables significantly lower power consumption, meaningfully reducing ongoing operating costs of our storage compared to competitive systems; and

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    our simple-to-use management system with advanced performance software, which provides intuitive centralized management and monitoring and ensures complete control over installation, configuration, and optimization of the user's storage environment.

Storage Applications Software.    In addition to those software features described above that come standard with all of our storage systems, our optional storage applications software runs on standard servers that we integrate with our storage systems and currently incorporates a number of additional advanced storage software capabilities including:

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    data replication, which benefits customers during planned and unplanned downtime as well as remote and local data recovery;

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    data security features, which enable constant monitoring of file integrity, file authentication, and file-level encryption;

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    archiving, including lifecycle management, which enables users to maintain compliant-level privacy, integrity and longevity of data while leveraging the high speed access of disk drive technology;

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    file de-duplication, which lowers storage use and cost of ownership by avoiding storing multiple copies of the same file; and

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    file mode interfaces such as CIFS and NFS.

We intend to continue to develop additional storage software functionality, such as virtualization, snap-shot, thin-provisioning and enhanced replication, to meet the evolving needs of our target customers. These software functions will be offered as optional capabilities that can be added to purchases of our storage systems.

Storage Systems.    Our storage systems are hardware building blocks that incorporate enterprise-class features on our own unique chassis and processor board designs. Key differentiators of our storage systems include:

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    multi-tiered storage in one system—our storage systems allow for three distinct tiers of storage media in one compact chassis, so that our customers do not have to buy multiple systems for their disparate storage needs. For example, mid-sized organizations may need: very fast input/output oriented storage, such as SSDs for metadata and other small database use, fast storage, such as SAS drives for primary data, and cost-efficient storage, such as SATA drives for their secondary storage needs;

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    extremely dense packaging—our storage systems enable high capacity storage in a small footprint while still providing exceptional performance. This dense packaging is becoming increasingly important for mid-sized organizations which often do not have the space available as deployed storage capacities continue to grow;

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    a fault tolerance system architecture that includes active-active processor boards and full hardware redundancy;

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    intelligent packaging capabilities, such as our Active Drawer technology and field replaceable subsystems, which enable a new level of storage capacity optimization while reducing the time and cost of maintaining our storage systems; and

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    a number of additional reliability and availability capabilities such as vibration dampening and specialized air cooling, which assist in enhancing disk drive reliability, reducing disk drive failures, and increasing disk drive performance.

Products

Our products are specifically designed to meet the needs that mid-sized organizations have to store unstructured data by providing a small footprint, low power use, scalability, ease of use and cost-effectiveness. Our storage products utilize common components and software to the extent possible. This approach maximizes the leverage from our research and development investments while simplifying the management and deployment of our systems for our customers and partners. Three principal storage products have formed the core of our flexible storage platform since 2006: the Beast, the Boy, and Assureon. We just announced three new additions to our flexible storage platform: the E60, the E18 and the E60X.

Recently announced new members of our flexible storage platform

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    E60.  The E60 is our newly-released highest capacity storage system, and is a core component of our evolving flexible storage platform. The E60 is an enterprise-class storage system designed to meet the needs of organizations that store significant amounts of data. The E60 includes new storage system software and processor board technology that provides significantly more performance, as well as our innovative Active Drawer technology for simple access and maintenance. The E60 is a multi-tiered storage system allowing simultaneous use of SSD, SAS and SATA drives in one system. The E60 has an industry-leading density of 60 drives in 4U of rack space enabling up to 120 terabytes of storage using 2 terabyte disk drives. The E60 offers dual function Fibre Channel and iSCSI connectivity while utilizing high-performance storage system software for high-performance read/write throughput and high input/output per second performance. With the advent of 3 terabyte drives, the overall capacity of the E60 may be increased to 180 terabytes in a single system. Moreover, the overall capacity of the E60 may be further increased, through the addition of our E60X expansion chassis, to over 360 terabytes in a single system.

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    E18.  The E18 is our newly-released entry-level capacity-optimized storage system designed for mid-sized applications, and, along with the E60, is a core module in our evolving flexible storage platform. Like the E60, the E18 also features new storage system software and processor board technology that provides significantly more performance, as well as our Active Drawer technology for simple access and maintenance. The E18 features a capacity-optimized density of up to 36 terabytes of storage in 2U of rack space when using 2 terabyte disk drives and offers dual function Fibre Channel and iSCSI connectivity while utilizing high-performance storage system software for high-performance read/write throughput and high input/output per second performance. The E18 is highly scalable and, with the advent of 3 terabyte disk drives and the addition of our E60X expansion chassis, the capacity may be increased to 228 terabytes in a single system.

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    E60X.  The E60X is a version of the E60 that is cost-reduced by not including processors and software. The E60X is connected to either of the E60, the E18 or the Beast to provide an additional 60 drives of expansion capacity.

The Beast and Boy

The Beast and Boy have been our best-selling storage systems for the last few years. They share a common architecture and are different system configurations that incorporate the same bundled storage system software. On a standalone basis, the Beast and Boy operate as fully functional block storage systems, specifically designed to meet the needs of mid-sized organizations. Our storage systems can also be integrated with optional storage applications software packages to create "turnkey" configurations such as our archive-focused Assureon. Assureon includes storage applications software that runs on standard, off-the-shelf servers, which are packaged with the Beast or Boy and delivered as integrated products.

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    The Beast.  The Beast has traditionally been our flagship storage system. The Beast is a full-featured, enterprise-class storage system designed to meet the needs of mid-sized organizations. The Beast features a density of up to 84 terabytes of storage in 4U of rack space and offers dual function Fibre Channel and iSCSI connectivity while utilizing performance RAID controllers for high-performance read/write throughput and high input/output per second performance. The overall capacity of the Beast may be increased, through the addition of our E60X expansion chassis, to over 200 terabytes in a single system.

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    The Boy.  The Boy provides up to 28 terabytes of storage in 3U of rack space. The Boy offers dual function Fibre Channel and iSCSI connectivity with high-performance and also incorporates our AutoMAID drive spin-down software, reducing power consumption. The Boy enables cost-effective storage of large amounts of information online, yet its performance ensures faster response times for mission critical applications.

Our storage systems and storage systems software include some or all of the following features:

Feature	Advantage	Result
High-availability software and system architecture	No single points of failure	High-availability, increased application uptime and performance

AutoMAID drive spin-down software	Significantly lowers power consumption and heat output	Lower operating costs and can be installed in non-data center environments

Intuitive management interface	Configure and manage system easily	Increased capability without increasing or retraining staff

Multi-protocol capability: iSCSI and Fibre Channel	Connects to Ethernet and Fibre Channel networks simultaneously	Eliminates need for separate storage systems

Multi-Tiered Storage—supports SATA, SAS and SSD disk drives	Single system that can meet multiple customer storage needs simultaneously	Eliminates need for separate storage systems

60 drives in 4U of rack space	Industry-leading density	Eliminates need for separate storage systems

Active Drawer technology	Sliding "live" drawers that fit more drives into the same rack space	Lower overhead storage costs and improved uptime

Specialized air cooling	Reduced heat-related disk failures	Increased application uptime

Vibration dampening technology	Reduces vibration-related drive failures and increases performance through fewer read and write errors	Increased reliability and increased performance

Storage Applications Software

We offer optional storage applications software as part of our flexible storage platform; key features of our storage applications software include:

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    Replication.  By combining our multi-site replication feature with de-duplication technology, our storage applications software enables space-efficient backups at remote offices. Our systems enable a WAN-efficient replication of backups to a centralized, globally de-duplicated site.

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    Archiving.  Our storage applications software offers industry-leading advanced archiving features, such as content addressable storage, or CAS, technology, to provide ongoing monitoring of file integrity, file authentication, as well as Information Lifecycle Management.

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    Backup.  Our storage applications software enables efficient disk-based backup, providing greater reliability than tape-based backup solutions. Our software performs file integrity scans which are designed to prevent unrecoverable backups, a key problem associated with tape-based data recovery.

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    De-duplication.  Our storage applications software allows for file data de-duplication technologies to eliminate redundant data. Our file storage systems are designed to substantially reduce the amount of disk storage required as compared to non de-duplicated solutions, leading to lower capital expenditures and operating expenses.

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    Security.  Our encryption software option utilizes advanced encryption technology and automated key management to provide security, as well as ongoing file integrity checking and file authentication.

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    Cloud Storage.  Our software features multi-tenancy management enabling cloud storage providers to allow their customers fully independent cloud-based storage, while utilizing a single management window for those multiple accounts.

As part of our flexible storage platform, our storage applications software leverages our storage systems such as the Beast, the Boy, the E60, the E18 and the E60X to provide a flexible mix of features suitable for our end users. Our storage applications software runs on standard, off-the-shelf servers, which are packaged with the storage systems and delivered as integrated products.

Our storage applications software includes the following features:

Feature	Advantage	Result
Encryption and automated key management processes	Easy to use, Enterprise-class, regulatory-compliant security	Greater data security

CAS object storage	File de-duplication	More efficient use of storage

Information Lifecycle Management software	File lifecycle management	Ease of use; ensure compliant management of files

Automated file replication and recovery	Data protection through remote or local duplication	Data tampering recovery, disaster recovery, and business continuity; faster time to recovery

Integrated policy engine	Optimize file and storage management with application	Increased application productivity and uptime

Self auditing and healing	Automated verification of file integrity and repair	Compliant file protection and availability; reduced cost of file management; greater data integrity

Encryption key shredding	Enterprise-class, regulatory-compliant destruction	Compliant disposition of files either on line or off line

Fast metadata search	Fast, easy access to individual files	Less time managing files; more efficient electronic discovery

InfiniBand connectivity option	Enables storage to be used for higher performance applications such as medical imaging	Increased number of supported applications

NAS interface, File System Watcher software	Easy interfacing with applications	Less time required to integrate applications

We have marketed fully integrated versions of our flexible storage platform configured for the secure archiving market under the Assureon brand. We expect, over time, to bundle other configurations for specific target market applications depending on those markets' requirements.

Other Products

We also offer a number of storage products that combine our Beast and Boy systems with storage application software from third party providers. Current products include iSeries, an iSCSI SAN solution, DeDupe SG, a de-duplication system, and DATABeast, a high-end block storage system for large data storage needs. These products do not represent a material amount of our revenue individually or in the aggregate.

Customers

As we sell indirectly to our end users, our customers are the channel partners, including VARs, OEMs and systems integrators, who in turn re-sell our products to end users. We believe most mid-sized organizations purchase their storage solutions from channel partners. We have developed a reputation for delivering reliable, high performance storage solutions and have established an end user base across a wide spectrum of industries globally. We typically sell our products through channel partners to mid-sized organization end users around the world for a diverse range of digitally driven applications including: e-commerce, electronic design, electronic medical records, imaging, multimedia production and distribution, record digitization and surveillance. By leveraging our extensive reseller network, we are able to effectively access our highly diversified and fragmented end users. As of December 31, 2010, we had shipped approximately 27,000 systems worldwide.

Significant consolidation in the storage industry recently has decreased the number of products sold through storage system resellers. We believe this consolidation has created a significant market gap for storage products for the mid-sized organization market that can be sold through channel partners. We believe we have a competitive advantage in selling products through channel partners. Key differentiators of our channel partner strategy include:

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    we are committed to our 100% channel sales strategy and do not compete with our channel partners by trying to sell directly to end users;

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    we design products that are well-suited for the end customer and easy for the channel to sell;

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    our products are designed to have a positive "out of the box" experience that facilitates our channel partners' integration and management;

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    our channel partners earn favorable gross margins with our products;

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    we seek to prevent any channel conflicts through our LeadGuard reseller management program; and

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    we have a long and successful track record of working with channel partners.

During fiscal years 2008, 2009 and 2010, and the six months ended December 31, 2010, no customer accounted for greater than 10% of our revenue. Our top 10 customers accounted for 33%, 32%, 33% and 38% of our revenue in fiscal years 2008, 2009 and 2010 and the six months ended December 31, 2010, respectively. Revenue from customers outside the U.S. was approximately 33%, 35%, 45% and 44% of our revenue in fiscal years 2008, 2009 and 2010, and the six months ended December 31, 2010, respectively. See note 14 to our consolidated financial statements for information regarding our sales by geographic region.

Sales and Marketing

We sell our products worldwide through channel partners, including VARs, OEMs and systems integrators. Our sales personnel sell to, manage, market to, and support our channel partners. During fiscal year 2010, we offered our systems through over 600 channel partners.

To manage our sales relationships, we and our resellers utilize our LeadGuard management program. Our resellers help to market and sell our products under LeadGuard. LeadGuard is our custom reseller management software suite that helps us manage qualified sales leads through prospect registration. Prospect registration ensures protection for our reseller partners' investment in promoting our products throughout the sales process. Once a new sales opportunity is registered, the reseller receives preferred pricing for sales to that customer. Our reseller management program provides a number of advantages, including providing an incentive to each of our channel partners to seek qualified sales leads.

We sell our Assureon products primarily through our OEM partners Jack Henry, GE Healthcare, McKesson and Agfa and, in addition, through other channel partners.

We also rely on a variety of marketing efforts, including tradeshows, advertising, industry research and our website to support our sales activities. We focus our marketing efforts on communicating product advantages and educating our channel partners to improve their understanding of the benefits of our products. In addition, we work closely on co-marketing and lead-generating activities with a number of technology partners, including some of the leading suppliers of storage infrastructure products, in an effort to broaden our marketing reach.

Customer Support and Services

Our technical services group provides worldwide support for all of our products and is responsible for our product warranty and customer support programs. This group also provides post-sales support and installations of Assureon products, maintains technical compatibility with data center infrastructure companies and software vendors, qualifies and tests new hardware or software opportunities and maintains and supports on-site maintenance providers. We operate regional support centers in North America and the U.K.

We also offer on-site maintenance support contracts through contracts with third parties such as Kodak for worldwide support along with regional third party providers. Our agreement with Kodak is non-exclusive, and we do engage other third party service providers for on-site maintenance and support services. End users of our products generally have the option to purchase warranty extensions as well as annual contract renewals.

Our agreement with Kodak enables us to offer worldwide on-site maintenance and support services to our end users. When our end users initially purchase or renew an on-site maintenance and support contract from us, we prepay Kodak a pre-determined rate for their support services. End users may contact us or Kodak directly for support. If an end user contacts us for on-site support, we contact Kodak to provide the necessary on-site services for such support request within a pre-determined response time. The agreement expires on September 30, 2011, with an automatic 12 month renewal, unless terminated earlier upon 30 days written notice by either party.

The Boy, the Beast, iSeries and DeDupe SG products come with a three-year warranty. Assureon and DATABeast systems are shipped with a one-year warranty. Our warranty also includes technical telephone support during Nexsan business hours with the option to purchase 24 × 7 telephone support. Other support offerings include on-site support with next business day or business critical 4-hour response, and basic warranty extensions for our base storage models.

Additionally, Assureon sales generally generate annual and renewable software support fees which provide users with on-going updates and software upgrades.

Manufacturing and Operations

We currently utilize two contract manufacturers, AWS Cemgraft in England and Cal Quality in California, but may from time to time engage additional contract manufacturers for the primary assembly of our products. We do not have a purchase agreement with any of our contract manufacturers, rather we make purchases on a purchase-order basis. At December 31, 2010, we had

$3.6 million in non-cancelable purchase commitments with our contract manufacturers and other suppliers.

Each contract manufacturer produces the chassis and controllers for our products and is typically responsible for procuring the materials for the products they manufacture. In addition, we rely on Avnet, to provide us with disk drives, which it generally obtains from Hitachi Global Storage Technologies, Seagate Technology and Western Digital. We obtain our power supplies from BluTek Power, our microprocessors from PMC-Sierra, and servers from Dell. Our contract manufacturers are also responsible for controlling and owning inventory, as well as assembling, testing, inspecting and shipping products to our operations facilities in Derby, England or Escondido, California. We perform disk integration, RAID configuration, burn-in testing, final inspection and packing at our operations facilities. Both our Escondido and Derby operations facilities are ISO 9001:2000 certified. For our Assureon product, software loading and testing is conducted remotely from our Montreal, Quebec facility on hardware located at either our Escondido or Derby facilities.

While we require that certain components be sourced from particular approved suppliers, contract manufacturers are permitted to source components, such as high-tolerance resistors and capacitors, from suppliers of their choice. We currently rely on a limited number of suppliers for other components incorporated within our storage systems. We work closely with our key suppliers to lower component costs and improve quality. We have not entered into any long-term supply contracts for our components or with our contract manufacturers.

Research and Development

We believe that a key component of our future success is continued investment in research and development to introduce enhancements to our products and systems and to develop new products to meet an expanding range of customer requirements. Our research and development team includes both hardware and software engineers. We have two research and development facilities, one of which is located near Didcot, England and the other facility is in Montreal, Quebec.

Our research and development expenses were $5.4 million in fiscal year 2008, $5.3 million in fiscal year 2009, $6.5 million in fiscal year 2010, and $3.5 million in the six months ended December 31, 2010. We plan to continue to dedicate significant resources to research and development.

Competition

The market for our products is highly competitive, and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely materially and adversely affect our business, operating results and financial condition. Currently, we face competition from traditional providers of storage systems. In addition, we also face competition from other public and private companies, as well as recent market entrants, that offer products with similar functionality as ours. Our products compete with DataDirect Networks, Dell, EMC, Hewlett-Packard, Hitachi Data Systems, Infortrend, IBM, NetApp, Oracle, Promise Technology, among others. In addition, we compete against internally developed storage solutions, as well as combined third-party software and hardware solutions.

We believe that the principal factors on which we compete are:

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    reliability;

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    affordability;

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    performance;

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    energy consumption and environmental impact;

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    capacity optimization;

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    features and scalability; and

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    flexibility.

We believe that we compete favorably on the basis of these factors.

Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Given their capital resources and broad product and service offerings, many of these competitors may be able to offer reduced pricing for their products that are competitive with ours, which in turn could cause us to reduce our prices to remain competitive. Potential customers may have long-standing relationships with our competitors, whether for storage or other network equipment, and potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Many of our competitors benefit from established brand awareness and long-standing relationships with key decision makers at many of our current and prospective customers.

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

As of December 31, 2010, we have two patents issued in the U.K. that expire in January 2015 and February 2015, one patent issued in the U.S. in September 2010, one pending patent application in Japan, one pending patent application in the U.K., two pending patent applications in the U.S., and one pending Patent Cooperation Treaty application filed in Canada based on one of the pending U.S. patent applications. Additionally, as of December 31, 2010, we had 18 U.S. registered trademarks.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that are or may be issued to us. We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our intellectual property rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenue.

Employees

As of December 31, 2010, we had 147 employees in North America and Europe, of which 43 were in sales and marketing, 46 were in research and development, 20 were in customer support services,

17 were in general and administrative functions and 21 were in operations. None of our employees is represented by labor unions, and we consider current employee relations to be good.

Facilities

We currently lease approximately 44,400 square feet of facilities in North America and the U.K. Our principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below.

Location	Purpose	Approximate Square Feet	Lease Expiration Date
Thousand Oaks, California	Corporate headquarters	6,600	June 2011
Escondido, California	Operations and technical support	13,800	February 2012
Montreal, Quebec	Assureon and other software application development	6,500	April 2017
Derby, England	Operations and technical support	13,800	January 2013
Didcot, England	Storage systems development	3,700	August 2011

We have renewal options on all leases listed in the table above, with the exception of the leases for the properties located in Derby, England and Montreal, Quebec.

In February 2011, we entered into an operating lease for 30,000 square feet of space for our new corporate headquarters in Thousand Oaks, California. The lease begins on September 1, 2011 with a term of 10 years, with two renewal options for additional terms of 5 years each.

We believe that our current facilities are adequate for our current needs, and we intend to add new facilities or expand existing facilities to support future growth. We believe that suitable additional space will be available on commercially reasonable terms as needed to accommodate our operations.

Legal proceedings

We are not a party to any material legal proceedings. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business.

MANAGEMENT

Executive Officers, Directors and Significant Employees

The following table sets forth information about our executive officers, directors and significant employees as of December 31, 2010:

Name	Age	Position
Philip Black	55	President, Chief Executive Officer and Director
Thomas F. Gosnell	52	Chief Executive Officer, Nexsan Canada
Michael P. McGuire	45	Chief Commercial Officer
Richard Mussman	55	Chief Operating Officer
Eugene Spies	48	Chief Financial Officer
Gary Watson	47	Chief Technology Officer and Co-Founder
Cameron E. Presley	38	Vice President, Global Operations
Geoff Barrall(1)(2)	41	Director
William J. Harding(2)	63	Director
Philip B. Livingston(1)(2)(3)	53	Director
Richard A. McGinn(2)(3)	64	Co-Chairman of the Board
Arthur L. Money(1)(2)	70	Director
Geoff Mott(1)(3)	58	Director
Michael F. Price	57	Director
George M. Weiss(3)	69	Co-Chairman of the Board

(1)
Member of our audit committee.
(2)
Member of our compensation committee.
(3)
Member of our nominating/governance committee.

Philip Black has served as our President, Chief Executive Officer and as a director since September 2004. From January 2002 to July 2004, Mr. Black served as Chief Executive Officer and as a director of LightSand Communications, a storage networking provider. Prior to joining LightSand, Mr. Black was the Chief Executive Officer of Box Hill/Dot Hill, a storage systems manufacturer, and was the founder and Chief Executive Officer of Tekelec, a telecom equipment provider. Mr. Black has previously served as a director for Simtek Corporation from September 2007 to September 2008.

Thomas F. Gosnell has served as our Chief Executive Officer of Nexsan Technologies Canada Inc. since March 2005. Mr. Gosnell was the Chief Executive Officer and Founder of AESign Evertrust Inc., or Evertrust, from November 2001 until our acquisition of that company in March 2005. Mr. Gosnell has also served as Chief Operating Officer of CS&T (now a division of Oracle) and Vice President of Product Development for Speedware Corporation, a provider of enterprise software solutions and applications development.

Michael P. McGuire has served as our Chief Commercial Officer since November 2008. Prior to joining us, Mr. McGuire served as Global Vice President of Agami Systems, Inc., an enterprise-class unified network storage company from October 2007 to July 2008. At Agami, he was responsible for worldwide sales. From August 2005 to October 2007, Mr. McGuire served as Vice President, Americas Storage Sales for Sun Microsystems, Inc. Mr. McGuire joined Storage Technology Corporation in 1990 and held several positions, including serving as Vice President and General Manager, Sales and Services, U.S. and Canada from 2003 until its acquisition by Sun in August 2005.

Richard Mussman has served as our Chief Operating Officer since October 2006. From December 2000 to October 2006, Mr. Mussman served as our Vice President of Technical Services. Prior to joining us, Mr. Mussman was Vice President of Sales for Lighthouse Technology Inc., a network systems integration company, and Vice President of Global Services for Andataco, Inc., a data storage company.

Eugene Spies has served as our Chief Financial Officer since January 2007. From May 2005 to January 2007, Mr. Spies served as our Vice President of Finance and Corporate Controller. Prior to joining us, from December 2002 to May 2005, Mr. Spies served as a Vice President of Finance with the Networking Division of Alcatel, a global telecommunications equipment provider. Prior to that, Mr. Spies was a Senior Manager at KPMG LLP, a public accounting firm.

Gary Watson co-founded our company and has served as our Chief Technology Officer since 2000. Previously, Mr. Watson founded and served as the Chief Technology Officer at Nexsan Technologies Ltd., our U.K. subsidiary. Prior to that, Mr. Watson was an Engineering Manager at Trimm Technologies, Europe, a provider of data storage subsystems, and a Senior Engineer at Trimm Technologies, U.S.

Cameron E. Presley has served as our Vice President, Global Operations since November 2010. Prior to joining us, Mr. Presley worked at DataDirect Networks since May 2006 and held several positions, including serving as Vice President, Operations until November 2010. From May 2003 to May 2006, Mr. Presley held several positions at Emulex Corporation, including Director, Advanced Manufacturing Engineering. Prior to that, Mr. Presley worked for Suntron Corporation as Director of Engineering. His experience includes over 15 years in engineering services, operations and supply chain management.

Geoff Barrall has served as a director of Nexsan since April 2009. Mr. Barrall was Chief Executive Officer of Data Robotics, Inc., an automated data products storage company, from May 2005 to December 2009. He served as Principal and Founder of Barrall Consulting, an information technology and services consulting firm, from August 2004 to April 2005. Mr. Barrall served as Chief Technology Officer of BlueArc Corporation, a data storage company, from 1999 to July 2004. Mr. Barrall was selected as a director of Nexsan based upon his background experience in the data storage industry, including as Chief Executive Officer at Data Robotics, Inc. and as Chief Technology Officer at BlueArc.

William J. Harding has served as a director of Nexsan since April 2009. Mr. Harding has served as a Managing Director of VantagePoint Venture Partners, a venture capital firm, since October 2007. Prior to joining VantagePoint, Mr. Harding was a Managing Director of Morgan Stanley & Co., President of Morgan Stanley Venture Partners and a Managing Member of several venture capital funds affiliated with Morgan Stanley, where he was employed from 1994 through 2007. Mr. Harding also served as an officer in the Military Intelligence Branch of the U.S. Army Reserve. In the previous five years, Mr. Harding has served as a director for InterNap Network Services Corporation and Aviza Technology Inc. Mr. Harding brings to the board his substantial prior experience as an investor in technology companies, as well as his prior experience serving on the boards of directors of technology companies. Mr. Harding is one of the designees of VantagePoint Venture Partners.

Philip B. Livingston has served as a director of Nexsan since September 2007. Mr. Livingston has served as Chief Executive Officer of LexisNexis Marketing and Business Solutions, since January 2011, and as Senior Vice President, Marketing and Business Solutions, and Chief Executive Officer of Martindale-Hubbell since April 2009, divisions of Reed Elsevier Inc. and a provider of content-enabled workflow solutions to professionals. Mr. Livingston served as the Senior Vice President and Chief Financial Officer of TouchTunes Music Corp., a provider of touch screen digital juke boxes, from November 2007 to January 2009. He served as Chief Financial Officer of Duff & Phelps LLP, a provider of independent financial advisory and valuation services, from April 2006 to September 2006. Mr. Livingston served as Vice Chairman of Approva Corporation, a provider of enterprise controls management software, from January 2005 to March 2006. From March 2003 to January 2005, he

served as Chief Financial Officer and a director of World Wrestling Entertainment, Inc., a media and entertainment company. In the previous five years, Mr. Livingston has served as a director for Cott Corporation, MSC Software Inc., World Wrestling Entertainment, Inc., QLT Inc. and Insurance Auto Auction Inc. Mr. Livingston brings to the board his substantial prior experience in a wide range of executive roles at a number of companies and technology companies, including as a Chief Executive Officer and Chief Financial Officer, as well as his director role at a number of public companies. Mr. Livingston is one of the designees of MFP Partners.

Richard A. McGinn has served as a director of Nexsan since October 2003 and was elected co-chairman of our board of directors in September 2008. Mr. McGinn has been a partner with M.R. Investment Partners, a private equity firm, since December 2009. Mr. McGinn has been a General Partner with RRE Ventures, a venture capital firm, since August 2001. From 1996 to October 2000, Mr. McGinn served as President, Chairman, and Chief Executive Officer of Lucent Technologies, a communications systems and software company. Mr. McGinn also previously held several executive positions at AT&T, serving as President and Chief Executive Officer of AT&T's Network Systems Group, President of AT&T Computer Systems, and President of AT&T's Data Systems Group. Mr. McGinn also serves as a director of the American Express Company, Verifone and Viasystems, Inc. Mr. McGinn brings to the board his substantial prior experience in executive roles at a number of technology companies, as well as his director role at leading public companies, including leading technology companies. Since he has served on our board of directors since 2003, he also has experience with the historic growth and changes that have occurred at our company and in our business.

Arthur L. Money has served as a director of Nexsan since June 2007. Since May 2001, Mr. Money has served as President of ALM Consulting, which specializes in command control and communications, intelligence, signal processing and information operations. Mr. Money served as U.S. Assistant Secretary of Defense for Command, Control, Communications and Intelligence (ASD (C3I)) from January 1998 to April 2001. From February 1998 to April 2001, Mr. Money also served as the Department of Defense Chief Information Officer. In the previous five years, Mr. Money has served as a director for CACI International Inc., Essex Corporation, Federal Services Acquisition Corp., IntelliCheck Mobilisa, Inc., Intevac, Inc., KEYW Holding Corporation, SafeNet Inc., SGI International, SteelCloud Inc. and Terremark Worldwide, Inc. Mr. Money brings to the board his substantial experience in the information and communications area, as well his board experience at a variety of technology companies. Mr. Money is the designee of FTQ.

Geoff Mott has served as a director of Nexsan since October 2003. Mr. Mott has served as Senior Vice President, Strategy and Business Development for TouchTunes Corporation, a provider of out-of-home interactive entertainment, since March 2009. Mr. Mott has also served as Chief Executive Officer of Exymion Partners, LLC since January 2009. Prior to joining TouchTunes Corporation and Exymion Partners, LLC, Mr. Mott served as a Managing Director of VantagePoint Venture Partners from January 2002 to December 2008. Prior to joining VantagePoint, Mr. Mott was the Managing Partner of The McKenna Group, a global strategy consulting firm which he guided through Chapter 7 bankruptcy proceedings to a sale of assets in 2002. Earlier in his career, Mr. Mott built a business strategy practice for technology firms at Lochridge & Co. Mr. Mott brings to the board his experience as an investor in, and business strategy consultant to, technology companies. Since he has served on our board of directors since 2003, he also has experience with the historic growth and changes that have occurred at our company and in our business. Mr. Mott is one of the designees of VantagePoint Partners.

Michael Price has served as a director of Nexsan since July 2009. Since December 1996, Mr. Price has served as the President of The Price Family Foundation, Inc. and since November 2008 as Managing Member of MFP Investors LLC, as Managing Partner of MFP Partners, L.P. and as Managing Member

of MFP Services LLC. From 1986 to November 1998, Mr. Price served as Chief Executive Officer, President and Chairman of the Board of Franklin Mutual Advisers and Franklin Mutual Series Fund. From 1975 to 1986, Mr. Price also served as Vice President of the Franklin Mutual Series Fund. Mr. Price also serves as a director of The Albert Einstein College of Medicine, University of Oklahoma Foundation, Johns Hopkins and Jazz at Lincoln Center. Mr. Price brings to the board his deep experience in the investment industry, including his own investment fund, which provides an additional perspective from outside of the technology industry to issues considered by the board.

George M. Weiss has served as a director of Nexsan since August 2001, was elected chairman of our board of directors in August 2001 and was elected co-chairman of our board of directors in September 2008. Mr. Weiss founded Beechtree Capital LLC, a private venture capital and business advisory firm, in 1993, and is currently its chairman and chief executive officer. Mr. Weiss previously served as a senior partner at the law firm of Rubin Baum, LLP. Mr. Weiss has served on the board since our company's early stages and has the longest history with our company. Accordingly, he has experience with the historic growth and changes that have occurred at our company and in our business over most of our corporate history. Mr. Weiss also brings his experience as an investor and former attorney to provide additional perspective on issues considered by the board.

Each of Messrs. Harding, Livingston, Money, Mott, Price and Weiss serve as members of the board of directors pursuant to our existing stockholder agreement that was entered into in connection with our prior financings. As a result, the decisions as to the initial selection and continued service of these directors are made by the investor with the appointment rights. There are no family relationships between any of our directors or executive officers.

Board Composition

Our board currently consists of nine members. Each director is elected to serve a one-year term, with all directors subject to annual election. Under the existing stockholders' agreement among us, certain holders of our common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock, the following principal stockholders have the right to designate the number of directors specified below and the parties to the stockholders' agreement have agreed to vote their shares for the election of such persons:

    •
    One member of the board is the then-current Chief Executive Officer (currently Philip Black);

    •
    VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P., or collectively VantagePoint, as a group have the right to designate two directors (currently Geoff Mott and William Harding);

    •
    RRE Ventures III, L.P., RRE Ventures Fund III, L.P. and RRE Ventures III-A, L.P., or collectively RRE Ventures, collectively, originally had the right to designate one director (currently Richard McGinn); however, RRE Ventures has opted to no longer exercise this right;

    •
    Beechtree Capital, LLC, or Beechtree, has the right to designate one director (currently George Weiss);

    •
    MFP Partners, L.P. has the right to designate two directors (currently Michael F. Price and Philip Livingston);

    •
    Fonds de solidarité des travailleurs du Québec, or F.T.Q., has the right to designate one director (currently Arthur Money); and

    •
    Holders of Series A preferred stock, Series C preferred stock and our common stock voting together as a single class, have the right to designate one director (currently Geoff Barrall).

Upon the completion of this offering, all of these designation rights and voting agreements will terminate, and no stockholders will have any contractual rights with us regarding the election of our directors. In addition, effective upon completion of this offering, our restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors and that any vacancies will be filled by the board of directors. See "Description of Capital Stock—Anti-takeover Provisions."

Director Independence

Upon the completion of this offering, our common stock will be listed on The NASDAQ Global Market. The rules of The NASDAQ Stock Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. Our board of directors has adopted the definitions, standards and exceptions to the standards for evaluating director independence provided in The NASDAQ Stock Market rules, and determined that Geoff Barrall, William Harding, Michael Price, Richard McGinn, Arthur Money, Geoff Mott, Philip Livingston and George Weiss are "independent directors" as defined under these rules.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, and, after this offering, through various board of directors standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating/governance committee. Each of these committees operates under a charter, which has been approved by the applicable committee and by our board of directors and that satisfies the applicable standards of the SEC and The NASDAQ Stock Market. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting processes. Among other matters, the audit committee:

    •
    evaluates the qualifications, independence and performance of our independent registered public accounting firm;

    •
    determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the audit fee;

    •
    discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

    •
    approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

    •
    monitors the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

    •
    reviews our critical accounting policies and estimates; and

    •
    annually reviews the audit committee charter and the committee's performance.

Our audit committee consists of Philip Livingston (Chair), Geoff Barrall, Arthur Money and Geoff Mott. Each of these individuals meets the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market and is an independent director as defined under the applicable regulations of the SEC and under the applicable rules of The NASDAQ Stock Market. Our board of directors has determined that Mr. Livingston is an audit committee financial expert, as defined under the applicable rules of the SEC, and therefore has the requisite financial sophistication required under the rules and regulations of The NASDAQ Stock Market.

Compensation Committee

Our compensation committee consists of Richard McGinn (Chair), Geoff Barrall, William Harding, Philip Livingston and Arthur Money, each of whom is an independent director as defined under the applicable rules and regulations of The NASDAQ Stock Market, is an outside director under the applicable rules and regulations of the Internal Revenue Service, or the IRS, and is a non-employee director under SEC rules. Our compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our equity award plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating/Governance Committee

Our nominating/governance committee consists of George Weiss (Chair), Philip Livingston, Richard McGinn and Geoff Mott, each of whom is an independent director as defined under the applicable rules and regulations of The NASDAQ Stock Market. Our nominating/governance committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board of directors and its committees. In addition, the nominating/governance committee oversees our corporate governance guidelines and reporting, reviews related party transactions and makes recommendations to the board of directors concerning director compensation, governance matters and conflicts of interest.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2010, our compensation committee consisted of Geoff Barrall, William Harding, Philip Livingston, Richard McGinn and Arthur Money. No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has during the last completed year served, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation Policies and Practices as They Relate to Risk Management

In connection with this offering, management conducted a risk assessment of our compensation plans and practices and concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the company. The compensation committee has reviewed and agrees with management's conclusion. The objective of the assessment was to identify any compensation plans or practices that may encourage employees to take unnecessary risk that could threaten the company. No such plans or practices were identified. The risk assessment process included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our company performance goals and the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short- and long-term incentives.

Director Compensation

The following table provides information for our fiscal year ended June 30, 2010 regarding all plan and non-plan compensation awarded to or earned by each person who served as a non-employee director for some portion or all of fiscal year 2010. Directors who also serve as our employees, such as our chief executive officer, do not receive additional compensation for their service on the board. Other than as set forth in the table and the narrative that follows it, during fiscal year 2010 we have not paid any fees to or reimbursed any expenses of our directors except travel related expenses in connection with our directors' services to us as board members, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Geoff Barrall	$37,500	—	$37,500
Philip B. Livingston	43,500	—	43,500
Richard A. McGinn (Co-Chairman)	38,000	—	38,000
Arthur L. Money	38,000	—	38,000
Geoff Mott	35,500	—	35,500
George M. Weiss (Co-Chairman)	33,500	—	33,500

(1)
The directors' aggregate stock option holdings at June 30, 2010 were: Mr. Barrall (32,140), Mr. Livingston (32,187 shares), Mr. McGinn (143,950 shares), Mr. Money (32,187 shares), Mr. Mott (36,107 shares) and Mr. Weiss (330,548) shares of which options to purchase 190,476 shares of our common stock are held by Beechtree Capital LLC, an entity affiliated with Mr. Weiss.

In December 2008, the Board revised its compensation program for non-employee directors and directors affiliated with significant stockholders, including cash and equity components. The cash component includes a $20,000 annual retainer fee to be paid on a quarterly basis, a $2,000 board meeting attendance fee for meetings attended in-person, a $500 board meeting attendance fee for board meetings attended via teleconference (however if a teleconference lasts for more than two hours, the $2,000 attendance fee applies), a $5,000 annual committee chair retainer fee to be paid on a quarterly basis, a $2,500 annual committee membership fee paid on a quarterly basis (committee chairs only receive the committee chair retainer fee), and a $1,000 committee meeting fee per meeting held not in conjunction with a board meeting and attended in person or via teleconference. The equity component consists of an option grant of 1.0% of our outstanding stock, on an as-converted to common stock basis, for the chairman or co-chairman of the board, or 0.25% of our outstanding stock, on an as-converted to common stock basis, for the other directors, with a term of ten years, which option vests monthly over two years.

Following the completion of this offering, we intend to revise our compensation program for our non-employee directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow. For fiscal year 2010, our "named executive officers" were Philip Black, our chief executive officer; Eugene Spies, our chief financial officer; Thomas F. Gosnell, our chief executive officer of Nexsan Canada; Michael McGuire, our chief commercial officer; and Richard Mussman, our chief operating officer.

Philosophy and Objectives

Our executive compensation program is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, to retain those individuals who continue to perform at or above the levels that we expect and to closely align the compensation of those individuals with our performance on both a short-term and long-term basis. To that end, our executive officers' compensation program has four primary components—base compensation or salary, cash performance bonuses, equity-based incentives, and severance and change of control arrangements. In addition, we provide our executive officers a variety of benefits that in most cases are available generally to all salaried employees.

We view the components of compensation as related but distinct. Although our compensation committee reviews total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, overall company performance and other considerations we deem relevant.

Role of the Compensation Committee and the Chief Executive Officer

Our compensation committee is comprised of five non-employee members of our board of directors, Messrs. McGinn (Chair), Barrall, Harding, Livingston and Money, each of whom is an independent director under NASDAQ rules, an "outside director" for purposes of Section 162(m) of the IRC, and a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934. While our chief executive officer is not a member of the compensation committee, he has historically attended certain committee meetings and assisted the committee by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related information and data. We expect that our chief executive officer will continue to support the committee. Specifically, as the individual to whom our other executive officers directly report, he will be responsible for evaluating individual executive officers' contributions to corporate objectives, as well as their performance relative to individual objectives. We anticipate that our chief executive officer will on an annual basis at or around the beginning of each calendar year make recommendations to the compensation committee with respect to any potential merit salary increases, cash bonuses and equity incentives for our executive officers. We expect that our compensation committee will meet to evaluate, discuss, modify or approve these recommendations. Without the participation of the chief executive officer, the compensation committee as part of the annual review process will conduct a similar evaluation of the chief executive officer's contribution and individual performance and make determinations after the beginning of each calendar year with respect to potential merit salary increases, bonus payments, equity awards, or other forms of compensation for our chief executive officer. The compensation committee reviews and discusses its recommendations regarding compensation for our chief executive officer with the non-employee members of our board of directors.

Compensation Committee Process

Our compensation committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance. Historically, the compensation committee did not retain an independent executive compensation consulting firm to assist it in structuring and implementing our executive compensation policies. However, in January 2008, the compensation committee retained Compensia, Inc. to serve as a consultant for the calendar year 2008 compensation period. In early 2008, Compensia conducted analyses of our compensation programs against those of other storage-related companies, which include 3Par, BlueArc, Compellent, CommVault Systems, Inc., Datalink Corporation, Dataram Corporation, Data Domain, Dot Hill Systems, Isilon Systems, Mellanox Technologies, Ltd., Netezza Corporation and Overland Storage, Inc. We did not perform a formal benchmarking process in reviewing the analyses of the compensation programs of these other companies. Instead, this data was used to obtain a general understanding of our then-current executive compensation levels relative to market practices as we began to consider a possible transition to the status of a public reporting company. We believe that the market data derived from a group of public reporting companies was useful as a reference for guiding the direction of future compensation determinations to ensure that as a public reporting company our executive compensation program would be consistent with market practice within our industry sector and geographic region. Compensia did not conduct any additional analyses for us for fiscal year 2009 or 2010, except with respect to the IPO Bonus Shares described below. Except as described below, our compensation committee has not adopted any formal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

We currently intend to perform at least annually a strategic review of our executive officers' overall compensation packages to determine whether they provide adequate incentives and motivation and whether they appropriately compensate our executive officers. For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers other than to our chief executive officer, the compensation committee considers recommendations from the chief executive officer.

Review Process

Although our fiscal year end is June 30, the compensation committee reviews and makes compensation decisions regarding cash bonus awards for the current year and performance objectives for the coming year each January on a calendar year basis, since our board of directors establishes our financial plan on a calendar year basis. Historically, except with respect to cash bonuses, our compensation committee has reviewed and made changes to executive compensation for individual officers on an as-needed basis, typically as requested by our chief executive officer. For our cash bonuses, the compensation committee reviews data and makes executive compensation decisions on an annual basis, typically during the first quarter of each calendar year for those individuals who receive annual bonuses and also discusses the recommendations of the chief executive officer for those individuals who receive quarterly bonuses. The compensation committee reviews, considers, and may amend the terms and conditions proposed by management. In the future, we intend to conduct annual reviews of our executive compensation, both the overall program and for each individual executive officer. We intend to consider the relative weight of cash and equity compensation and the overall value of our individual executive officer's compensation packages.

From time to time, the compensation committee may make off-cycle adjustments in executive compensation as it determines appropriate.

Principal Components of Executive Compensation

Our executive compensation program consists of four primary components, in addition to benefits generally available to all salaried employees:

    •
    base salary;

    •
    cash bonuses;

    •
    equity-based incentives; and

    •
    severance/change of control arrangements.

Currently, all of our cash compensation plans for our executive officers provide short-term incentives that are paid within one year. We do not have any deferred cash compensation plans. Our equity-based incentives are long-term incentives that are based on the parameters described below under "Equity-Based Incentives." We believe that a program containing each of these components, combining both short- and long-term incentives, is necessary to achieve our compensation objectives and that collectively these components will be effective in properly incentivizing our executive officers and helping us achieve our corporate goals. Historically, equity compensation in the form of restricted stock and stock options has generally not been a significant portion of our executive officers' compensation program, as our company desired to minimize dilution to our existing investors that would result from such issuances. However, in connection with this offering, our board of directors approved amendments to our employment agreements with each of Messrs. Black, Mussman and Spies, which provide, among other things, that each such officer will receive an award of shares of our common stock upon the successful completion of an initial public offering. For Mr. Spies, this award was approved to satisfy prior commitments we had made to him to issue options to purchase shares of our common stock. As we have grown and neared an initial public offering, we began to issue stock options, and more recently RSUs, to provide long-term incentives whose value depends on our stock price. We believe that equity-based compensation that is subject to vesting based on continued employment is common in our industry and is an effective tool for retaining our officers, aligning their interests with those of our stockholders, and for building long-term commitment to the company. These arrangements are described below under "Equity-Based Incentives." We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

Base compensation.    The salaries of Messrs. Black, Spies, Gosnell, McGuire and Mussman for calendar year 2010 were $345,000, $195,000, $227,000, $225,000 and $255,000, respectively. These amounts reflect our compensation committee's view of the appropriate compensation levels of our named executive officers and remain unchanged for calendar year 2011. The compensation committee had previously increased Mr. Black's base salary from $290,000 to $345,000 in December 2008 and Mr. Spies' base salary from $175,000 to $195,000 in July 2009 after a review of Mr. Black's and Mr. Spies' total compensation. It was noted that Mr. Black's salary had not been increased in four years and Mr. Spies' salary had not been increased in two years and that their compensation was below the 50th percentile of companies in their peer group identified by Compensia. Following the adjustment of Mr. Black's base salary, his base salary was approximately in the middle of the 50th and 75th percentiles of the peer group. In August 2009, the base salary for Mr. Spies was increased by $20,000 to $195,000. Mr. Spies' total target compensation was approximately 23% below the average of the total compensation of the chief financial officers in the 2008 peer group companies, and in light of the contributions made by Mr. Spies, the compensation committee believed it would be appropriate to increase his total compensation to bring him closer to the average compensation for chief financial officers of the peer group of companies. As a result of the base salary increase and the increase in target bonus noted below, Mr. Spies' total on-target compensation was $300,000, which remained slightly below the average of the total compensation of chief financial officers of the peer group companies.

The total compensation for Mr. McGuire was determined based on negotiations between us and Mr. McGuire. We did not perform any formal third-party benchmarking or other market analysis with respect to the amount of his base salary or total target compensation, although we did receive advice from third-party executive search firms. The compensation committee has generally not awarded increases in annual base compensation, except as warranted based on a change in circumstances, such as an increase in an executive officer's responsibilities or to keep our company's operating expenses in line with our financial plan, particularly as a private company that was not yet profitable.

Base salaries for the named executive officers were not changed in calendar year 2010.

Cash bonuses.    We utilize cash bonuses to reward performance achievements. For Messrs. Black, Spies and Gosnell, bonus targets are established annually, are based on calendar-year performance and are paid in the first quarter of the calendar year following the calendar year to which the bonus relates. Although our fiscal year end is June 30, we base our annual bonus targets on calendar year performance. Mr. Mussman's bonus targets are established quarterly based on quarterly performance and are paid in the quarter following the quarter to which the bonus relates. The bonus target for Messrs. Black and Gosnell is a pre-determined percentage of their base salary and for our other named executive officers a fixed dollar amount. The target bonuses are intended to incentivize each executive officer to achieve the performance targets that are designed to help us achieve our current year financial plan and to provide a competitive level of compensation if the executive officer achieves his performance objectives. For calendar year 2010, the target bonus amounts for our named executive officers were determined by our board of directors based on the recommendation of our compensation committee and, with respect to his direct reports, the recommendations of our chief executive officer, and are reflected in their employment agreements with us. For Messrs. Black, Spies and Gosnell, the compensation committee determined the actual bonus amount according to the company's and the executive officer's level of achievement against these performance objectives. Our chief executive officer, with compensation committee approval, determined the actual bonus amount earned for calendar year 2010 for Mr. McGuire and Mr. Mussman. For calendar year 2010, the target bonus amounts and performance objectives for our executive officers were generally determined by our compensation committee, consistent with each executive's employment contract with us, with input from our board of directors with respect to our chief executive officer, and with input from our chief executive officer with respect to his direct reports.

The target bonus for our chief executive officer for calendar year 2010 was 50% of his base salary. Pursuant to Mr. Black's employment agreement with us, his target bonus may not be less than 50% of his base salary (currently, not less than $172,500). The annual bonus objectives are set forth in his employment agreement with us, which was most recently amended and restated in January 2011, and consisted of: (1) the achievement of financial goals set forth in a financial plan approved by our board of directors based on (a) gross revenue targets representing 21% of his target bonus, (b) EBITDA representing 21% of his target bonus and (c) cash reserves representing 28% of his target bonus, and which collectively represent 70% of the target bonus; and (2) other business goals established by the compensation committee, which represent 30% of the target bonus. For calendar year 2010, the financial goals for our chief executive officer, established by our board of directors, were: (a) gross revenue of $75.4 million, (b) EBITDA of $67,000 and (c) cash reserves of $9.9 million. Our board of directors chose these financial targets because it believed that, as a growth company, we should reward revenue growth, but only if that revenue growth is achieved cost-effectively and adequate cash reserves to fund operations are maintained, since we had not yet been profitable. Our board weighted the financial goals at 70% because it believed that achievement of our financial plan was important to our success. The business goals for our chief executive officer established by our board of directors were to establish distribution relationships for our products and success with original equipment manufacturers. Our board of directors believed that the combination of the financial measures and business goals as the chosen metrics for our chief executive officer were the best indicators of our financial success and the creation of stockholder value. The compensation committee determined that Mr. Black had earned a bonus of $258,750 for calendar year 2010, which represented 150% of his target bonus, due to his achievement of 100% of the gross revenue target, representing approximately 21% of the bonus, substantially exceeded the EBITDA target, representing approximately 75% of the bonus, 109% of the cash target, representing approximately 31% of the bonus, and 74% of the other business goals, representing approximately 23% of the bonus.

Mr. Spies' target annual bonus for calendar year 2010 was $105,000. As set forth in his employment agreement, Mr. Spies' bonus is to be paid out at the same percentage as Mr. Black's bonus was paid. Mr. Spies' bonus objectives for calendar year 2010 were set by our compensation committee and are the same as Mr. Black's financial objectives. Mr. Spies had earned 150% of his $105,000 target bonus for calendar year 2010.

Mr. Gosnell's target annual bonus for calendar year 2010 was up to 50% of his base salary, or a target of $100,000, and is set forth in his employment agreement with us. Mr. Gosnell's bonus objectives for calendar year 2010 were: (a) gross revenue of $75.4 million, (b) EBITDA of $67,000 and (c) cash reserves of $9.9 million. In addition, Mr. Gosnell is entitled to receive a bonus of $37,500, of which 50% of the bonus was based upon achievement of $3.15 million in sales of our Assureon product during the first half of calendar year 2010 and the remaining 50% of the bonus was based upon revenue goals of $39.5 million for the second half of calendar year 2010. The compensation committee determined that Mr. Gosnell had earned a bonus of $100,000 for calendar year 2010 for achievement of 100% of our financial goals, $13,500 for 72% achievement with respect to Assureon sales and an additional $18,750 for 100% achievement of our sales revenue goals.

Mr. McGuire is entitled to receive a target bonus of 100% of his base salary, payable quarterly. The amount of Mr. McGuire's target bonus was negotiated as part of his initial employment offer with us in October 2008. In calendar year 2010, the performance targets for Mr. McGuire were based on us achieving quarterly gross sales revenue of $17.9 million, $18.0 million, $19.0 million and $20.5 million, respectively. Our quarterly gross sales revenues for the four quarters of calendar year 2010 were $16.9 million, $17.7 million, $19.3 million and $21.1 million, respectively. Through the four quarters of calendar year 2010, the compensation committee awarded Mr. McGuire bonuses of $53,930, $55,225, $57,100 and $57,896, which represented 96%, 98%, 102% and 103% achievement of his performance targets, and therefore represented a corresponding percentage of his target bonus. In addition, Mr. McGuire received a discretionary bonus of $50,000 based upon our fiscal year 2010 sales revenue.

Mr. Mussman's target bonus for calendar year 2010 was payable quarterly, with a target bonus of up to $18,750 per quarter based on meeting certain performance targets such as revenue and operating margin, as determined by the chief executive officer. For calendar year 2010, Mr. Mussman's performance targets were: (1) company-wide sales goals ranging from $21.4 million to $22.8 million, which represented 40% of the target bonus (2) gross margin targets ranging from 39% to 42%, which represented 40% of the target bonus and (3) other business goals established by the chief executive officer related to the performance of the U.S. operations and support divisions and the employees that are managed by Mr. Mussman, which represented 20% of the target bonus. We believed that these measures were appropriate because they incentivize Mr. Mussman to achieve targets that were consistent with and supported our achieving of our company-wide operating plan. Since these targets were achieved at sufficient levels to earn the associated portion of the quarterly bonus, Mr. Mussman was awarded bonuses, for the four quarters of calendar year 2010, of $16,618, $17,501, $17,865 and $17,589, which represented 89%, 93%, 95% and 94% achievement of his performance targets.

Equity-Based Incentives

IPO Bonus Shares.    In November 2007, our board of directors approved amendments to our employment agreements with Messrs. Black, Mussman and Spies to provide for awards of shares of our common stock immediately prior to the completion of our initial public offering, or IPO Bonus Shares. For Mr. Mussman, the number of IPO Bonus Shares that he is entitled to receive is calculated by dividing the "IPO Bonus Value" for Mr. Mussman by the initial public offering price per share. For Messrs. Black and Spies, the amount of IPO Bonus Shares is fixed as described below. We will withhold that value equal to the number of shares having a fair market value equal to the amount of federal, state and local income and employment taxes. The IPO Bonus Value varies based on our "Pre-IPO Value," which is calculated by multiplying the total number of shares of common stock, preferred stock and exchangeable stock actually outstanding on a treasury stock basis immediately prior to the initial public offering by the initial public offering price per share.

In June 2010, our compensation committee consulted with our compensation consultant, Compensia, to evaluate the IPO Bonus Share structure. Compensia reviewed the equity award structures for technology companies that recently experienced an initial public offering, executive ownership, typical unvested equity allocations and intrinsic value, in connection with considering to revise the grants of the IPO Bonus Shares. These companies consisted of: 3Par, Ancestry.com Inc., ArcSight, Inc., Compellent, Constant Contact, Inc., Data Domain, Intellon Corporation, LogMeIn, Inc., Netezza, Netsuite Inc., Neutral Tandem, Inc., Opentable, Inc., Rosetta Stone Inc., Rubicon Technology Inc., SolarWinds, Inc. and SuccessFactors, Inc.

At a company valuation of greater than $100 million, Mr. Black's total percentage ownership would be approximately at the median of the chief executive officers of the group of companies surveyed, Mr. Spies' total percentage ownership would be approximately at the 75th percentile of the chief financial officers of the companies surveyed and Mr. Mussman's would be approximately 40 basis points higher than the 75th percentile for chief operating officers of the group of companies surveyed. The analysis of total percentage ownership was completed on a "pre-tax" basis and therefore did not take into account the reduction in the number of IPO Bonus Shares to be issued. Accordingly, after taking into account the reduction in IPO Bonus Shares for applicable federal, state and local income and employment taxes, the officers' total equity ownership as compared to the group of companies surveyed would be lower.

In September 2010 and January 2011, subsequent to our fiscal year 2010, our board of directors approved additional amendments to our employment agreements with Mr. Mussman and Messrs. Black and Spies, respectively, which replaced and superseded any previous arrangements related to the issuance of the IPO Bonus Shares. The board of directors entered into these amendments in order to re-align the value ranges associated with the "Pre-IPO Value" and "IPO Bonus Value" for Mr. Mussman and the value to be realized by Messrs. Black and Spies upon completion of the initial public offering, based upon the economic conditions experienced in the capital markets by companies of similar size and value to us that recently completed an initial public offering. For Messrs. Black and Spies, the amendments provide them with the right to receive 750,000 and 187,500 shares of our common stock, respectively, immediately prior to the completion of our initial public offering. Two-thirds of such shares will be vested upon issuance, with the remaining one-third of such shares to become vested on each anniversary of this offering as to 50% of such shares, subject to continuous service with us, through the second anniversary date of our initial public offering. For Mr. Black, we will pay the applicable tax withholdings of approximately $        million and issue 425,194 shares valued at $        million, of which 141,731 shares will be unvested and remain subject to forfeiture, and

for Mr. Spies, we will pay the applicable tax withholdings of approximately $                and issue 106,298 shares valued at $        million of which 35,433 shares will be unvested and remain subject to forfeiture. For Mr. Mussman, he will receive shares of common stock having a value ranging from $250,000 to $1.4 million, based on the value of our company. Based on an assumed initial public offering price per share of $         , the midpoint of the range set forth on the cover page of this prospectus, he would receive             IPO Bonus Shares. Mr. Mussman's IPO Bonus Shares will be fully-vested upon issuance.

Our board of directors awarded the IPO Bonus Shares to reward these officers for our prior performance, including positioning us to effect this offering, to ensure that these officers have a continuing stake in our long-term success and to align them with other executive officers who already had an equity stake in the company.

Other Equity Awards.    Prior to the September 2010 and January 2011 amendments to our employment agreements with Messrs. Mussman, Black and Spies, respectively, the IPO Bonus Shares were to be fully-vested upon the completion of this offering and because some members of the executive team had no other equity awards at the time, the compensation committee desired to ensure that adequate retention value is in place after this offering. Our compensation committee consulted with our compensation consultant, Compensia, and considered typical equity awards at similar pre-public companies, executive ownership and typical unvested equity allocations for recent technology company initial public offerings, these companies include: Data Domain, Netezza, Constant Contact, Compellent, Neutral Tandem, 3Par, Rubicon Technology, Intellon, Netsuite, ArcSight, Rosetta Stone, SolarWinds, Opentable, LogMeIn and Ancestry.com. On January 17, 2010, the compensation committee granted the equity awards to our named executive officers as follows:

Name	Shares Subject to Options Granted
Philip Black	190,476
Eugene Spies	47,619
Thomas F. Gosnell	95,238
Richard Mussman	95,238

Each of the options has an exercise price of $9.14 per share and vests as to 25% of the shares on the first anniversary of the grant date, the remaining 75% vests ratably every quarter over the three year period following the first anniversary of the grant date. The options granted to each of Messrs. Black, Spies, Gosnell and Mussman will immediately vest as to all unvested shares in the event that, within 12 months of an acquisition of a majority of the voting power of our stock or the sale of all or substantially all of our assets, such named executive officer is terminated without cause by the acquiring company or is constructively terminated.

Due to a decline in the fair value of our common stock, outstanding options to purchase shares of our common stock that were granted in January and February 2010 had exercise prices higher than the then-current fair value of our common stock. In July 2010, offers to replace options to purchase a total of 385,712 shares, which were originally granted in January and February 2010 with exercise prices of $9.14 and $9.35 per share, were accepted and the options were exchanged for 296,346 options repriced to an exercise price of $7.04 per share, the fair value of our common stock at the time our board of directors authorized the repricing. Philip Black, Richard Mussman and Eugene Spies agreed to and participated in the July 2010 stock option repricing. The number of shares subject to the new option was reduced to a number of shares multiplied by a fraction, the numerator of which was $7.04, and the denominator of which was the exercise price per share of the option exchanged. Other than the exercise price and the number of underlying shares, the terms of each stock option that was exchanged, including the vesting commencement date and vesting schedule, did not change from the initial terms. The stock option repricing did not result in any incremental stock-based compensation expense as computed in accordance with FASB ASC 718.

The following table sets forth the options held by Messrs. Black, Mussman and Spies, which were repriced in July 2010.

Name	Number of Shares of Common Stock Underlying Original Options	Original Exercise Price	Number of Securities Underlying Option After Repricing	Exercise Price After Repricing
Philip Black	190,476	$9.14	146,793	$7.04
Richard Mussman	95,238	9.14	73,396	7.04
Eugene Spies	47,619	9.14	36,698	7.04

In May 2010, we amended our 2001 Stock Plan to provide for the issuance of RSUs to our officers and employees, described below under "Management—2001 Stock Plan and Non-Plan Stock Options." The amendment provided flexibility to our compensation committee whom desired to ensure that adequate retention value is in place for our executive team after the offering. On May 6, 2010, the compensation committee granted an award of 69,403 RSUs to Michael McGuire for retention purposes. A portion of the RSUs will vest upon the six-month anniversary of the consummation of our initial public offering equal to the number of full calendar months that have elapsed since the date of grant until such six-month anniversary date divided by 48, with the remaining RSUs vesting in equal amounts upon each three-month period thereafter, such that the remaining RSUs will be fully vested 48 months after the date of grant. The RSUs will vest in full immediately prior to the closing of a merger of us with or into another corporation, or the sale of substantially all of our assets provided he provides continuous services to us during such period.

We adopted a new equity incentive plan described below under "Management—2011 Equity Incentive Plan." The 2011 equity incentive plan will replace our existing 2001 stock plan upon completion of this offering and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to directors, executive officers, our other employees and consultants.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates, and because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date the action approving the award is effective.

During calendar year 2010, our board of directors based its determination of the value of our common stock on various factors. In connection with the preparation of our financial statements in anticipation of a potential initial public offering, valuations were performed to estimate the fair value of our common stock for financial reporting purposes through the use of contemporaneous valuations of our common stock.

Authority to approve stock option grants to executive officers rests with our board of directors and our compensation committee. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual's objectives, the extent to which shares subject to previously granted options are vested and the recommendations of our chief executive officer and other members of management.

Employment Arrangements.    We have entered into employment arrangements with each of our named executive officers. We entered into our employment contract with Mr. Gosnell in connection with our acquisition of Evertrust. With the exception of Mr. Mussman, these agreements provide that if such officer is terminated other than for "cause" (which generally includes unauthorized use or disclosure of our confidential information, a material breach of an agreement with us, a material failure to comply with written company policies, commission of a felony or misdemeanor involving moral turpitude, failure to perform assigned duties after written notice, willful misconduct or gross negligence or other acts that constitute cause under applicable state law), or the individual terminates his employment for "good reason" (which generally includes a material reduction in base salary, a material reduction in duties or responsibilities, a transfer of employment requiring a relocation of certain specified distances, and any other action that constitutes a material breach by us of the employment agreement), he is entitled to receive (1) continuation of his salary for a period ranging from six to 12 months, (2) payments of annual target cash bonuses ranging from 50% to 100% over a 12-month period, or in the case of Mr. Black, paid when annual bonuses are normally paid, in an amount equal to the amount that he would have received for the year of termination had he been employed the full year, multiplied by a fraction, the numerator of which is the number of days elapsed during the year through the date of his termination, and the denominator of which is 365, or in the case of Mr. McGuire, paid quarterly, in an amount equal to the average amount per quarter received over the prior four quarters, for two quarters and (3) continuation of benefits for periods ranging from six to 12 months. We believe our employment arrangements with these officers are necessary for us to attract and retain our executive officers and to maintain competitive compensation arrangements with them.

Change of Control Arrangements.    Our employment agreement with Mr. Spies provides that if he is employed during the three-month period preceding a change of control and on the date of the change of control and he is terminated following the change of control, he is entitled to receive (1) continuation of his salary for six months, (2) a specific percentage of his annual target cash bonus and (3) continuation of benefits for six months. The employment agreement with Mr. Spies provides that he is entitled to these benefits only if he is terminated "without cause" or if he terminates his employment for "good reason," (generally as defined above) following the change of control.

Mr. McGuire's offer letter provides that all of the unvested shares subject to his option accelerate in full upon the sale of the company.

We decided to provide these change of control arrangements to mitigate some of the risk that exists for executives working in a small, dynamic startup company, an environment where there is a meaningful possibility that we could be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer. Our change of control arrangements for our executive officers are based on a "double trigger," meaning that the provisions do not become operative upon a change of control unless the executive's employment is terminated involuntarily (other than for cause) or the executive terminates his employment for "good reason" following the transaction. We believe this structure strikes a balance between the incentives and the executive hiring and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change of control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

For a description and quantification of these severance and change of control benefits, see "Executive Compensation—Employment, Severance and Change of Control Arrangements."

Benefits.    We also provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees: health, dental and vision insurance, life insurance, employee assistance plan, medical and dependent care flexible spending account, short- and long-term disability (generally as defined above), accidental death and dismemberment, and a 401(k) plan.

Summary Compensation Table

The following table presents information on compensation earned by our named executive officers for our fiscal years ended June 30, 2008, 2009 and 2010.

Name and Principal Position	Fiscal Year	Salary(1)	Stock Awards			Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation		Total
Philip Black President and Chief Executive Officer	2010 2009 2008	$345,000 321,154 290,000	$	— —	(2)	$900,000 — —	$196,650 158,750 145,000	$	— — —	$1,441,650 479,904 435,000
Eugene Spies Chief Financial Officer	2010 2009 2008	200,192 175,673 175,000		— —	(2)	225,000 — —	114,750 75,000 75,000		— — —	539,942 250,673 250,000
Thomas F. Gosnell(5) Chief Executive Officer Nexsan Canada	2010 2009 2008	221,757 202,061 231,660		— — —		450,000 — —	148,325 100,000 100,000		— — —	820,082 302,061 331,660
Michael McGuire(6) Chief Commercial Officer	2010 2009	225,000 151,442		—	(7)	— 687,088	269,473 137,744		— —	494,473 976,274
Richard Mussman Chief Operating Officer	2010	255,000		—		450,000	69,520		—	774,520

(1)
The amounts in this column include payments in respect of accrued vacation, holidays, and sick days.
(2)
For the IPO Bonus Shares for Messrs. Black and Spies, an assumed initial public offering price of $         , the midpoint of the range set forth on the cover of this prospectus was used. These officers will receive a lesser amount of shares, based on the applicable federal, state and local income and employment taxes to be withheld for such officer. For Messrs. Black and Spies, two-thirds of such shares will be vested upon issuance, with the remaining one-third of such shares to become vested on each anniversary of this offering as to 50% of such shares, subject to continuous service with us, through the second anniversary date of our initial public offering. For further description of the IPO Bonus Shares and estimates on the number of IPO Bonus Shares that will be awarded, see the section of this prospectus entitled "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Executive Compensation."
(3)
The amounts in this column represent the fair value of the awards on the date of grant, computed in accordance with ASC 718. See note 1 of the notes to our consolidated financial statements for a discussion of our assumptions in determining the ASC 718 values of our option awards.
(4)
The amounts in this column represent total performance-based bonuses earned during fiscal years 2008, 2009 and 2010. These bonuses were based on our financial performance and the executive officer's performance against his specified individual objectives. For a description of these bonuses, see the section of this prospectus entitled "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Executive Compensation."
(5)
Mr. Gosnell is paid in Canadian dollars. The amounts indicated have been converted into U.S. dollars at average exchange rates per Canadian dollar of 0.94768 for fiscal year 2010, 0.86351 for fiscal year 2009 and 0.99 for fiscal year 2008.
(6)
Mr. McGuire joined us in October 2008.
(7)
This amount represents the grant date fair value of the RSU award on the date of grant, computed in accordance with ASC 718, based on an assumed initial public offering price of $         per share.

Grants of Plan-Based Awards During Fiscal Year 2010

The following table provides information with regard to non-equity plan incentive plan awards granted during our fiscal year ended June 30, 2010 that may be earned by each named executive officer:

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(3)		All Other Stock Awards Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options
					Exercise or Base price of Option Awards ($/share)
						Grant Date Fair Value of Stock Awards and Option Awards(2)
Name	Threshold	Target
Philip Black	$0	$172,500	—	190,476	$9.14	$900,000
Eugene Spies	0	105,000	—	47,619	9.14	225,000
Thomas F. Gosnell	0	137,500	—	95,238	9.14	450,000
Michael McGuire	0	225,000	69,403	—	—
Richard Mussman	0	75,000	—	95,238	9.14	450,000

(1)
Represents target bonuses established for calendar year 2010, a portion of which may be earned during the first half of fiscal year 2011 (July 1, 2010 through June 30, 2011). For a description of these bonuses, see the section of this prospectus entitled "—Compensation Discussion and Analysis—Cash Bonuses."
(2)
The amounts in this column represent the fair value of the awards on the date of grant, computed in accordance with ASC 718. For Mr. McGuire, the fair value of the RSU award is based on an assumed initial public offering price of $         per share. See note 1 of the notes to our consolidated financial statements for a discussion of our assumptions in determining the ASC 718 values of our option awards.
(3)
The target bonuses for Messrs. Black, Spies and Gosnell have no maximum amount, Mr. McGuire has a variable compensation plan with no maximum amount and Mr. Mussman has a performance bonus plan which target amount is also its maximum.

Outstanding Equity Awards at June 30, 2010

The following table shows all outstanding equity awards held by our named executive officers at the end of fiscal year 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(5)	Number of Securities Underlying Unexercised Options Unexercisable(5)		Option Exercise Price(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested
Philip Black	—	190,476		$9.14	01/16/2020	750,000	(2)		$(2)
Eugene Spies	—	47,619		9.14	01/16/2020	187,500	(2)		(2)
Thomas F. Gosnell	—	95,238		9.14	01/19/2020	—		—
Michael McGuire	74,359	123,934	(3)	6.93	10/28/2018	69,403	(4)		(4)
Richard Mussman	—	95,238		9.14	01/19/2010		(2)		(2)
	23,809	—		2.94	12/30/2012	—		—
	9,523	—		2.94	07/31/2013	—		—

(1)
Represents the fair market value of a share of our common stock on the grant date, as determined by our board of directors.
(2)
Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, Messrs. Black, Spies and Mussman would receive 750,000, 187,500 and                IPO Bonus Shares, respectively, such officers will receive a lesser amount of shares, based on the applicable federal, state and local income and employment taxes to be withheld for such officer. For Messrs. Black and Spies, two-thirds of such shares will be vested upon issuance, with the remaining one-third of such shares to become vested on each anniversary of this offering as to 50% of such shares, subject to continuous service with us, through the second anniversary date of our initial public offering. For Mr. Mussman, such shares will be fully-vested upon issuance. For further description of the IPO Bonus Shares and the potential number of IPO Bonus Shares that will be awarded, see the section of this prospectus entitled "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Executive Compensation."
(3)
This option was exercisable for 37.5% of its underlying shares as of June 30, 2010.
(4)
This amount represents the grant date fair value of the RSU award computed in accordance with ASC 718, based on an assumed initial public offering price of $         per share. A portion of the RSUs will vest upon the six-month anniversary of the consummation of our initial public offering equal to the number of full calendar months that have elapsed since the date of grant until such six-month anniversary date divided by 48, with the remaining RSUs vesting in equal amounts upon each three-month period thereafter, such that the remaining RSUs will be fully vested 48 months after the date of grant. Notwithstanding the foregoing, the RSUs will vest in full immediately prior to the closing of a merger of us with or into another corporation, or the sale of substantially all of our assets.
(5)
For Messrs. Black, Spies, Gosnell, McGuire and Mussman, 25% of their unvested options become vested on the first anniversary of the date of grant, with the remaining unvested portion vesting in an equal amount upon each three-month period thereafter, such that the remaining options will be fully vested 48 months after the date of grant. The two options for Mr. Mussman that are exercisable are fully-vested.

Employment, Severance and Change of Control Arrangements

We have entered into the following agreements with our executive officers, including our named executive officers:

Philip Black, our president and chief executive officer, entered into an amended and restated employment agreement with us in January 2011. The agreement has a term that continues until Mr. Black's termination of employment. The agreement sets Mr. Black's current base salary at $345,000, subject to annual review by our board of directors. The agreement entitles Mr. Black to an incentive bonus, as determined by our board of directors, of not less than 50% of his then-current base salary if he achieves his performance objectives as determined by our board of directors; 70% of the bonus will be based on satisfying a board approved financial plan of record based upon (1) gross revenue, (2) gross margin, (3) operating expenses, (4) pre-tax profit and (5) cash reserves, and the remaining 30% of the bonus will be based upon other business goals as determined by the board. Except as provided below, Mr. Black must be employed on the last day of the calendar year to be eligible to receive the annual bonus for that year. See "Compensation Discussion and Analysis—Cash Bonuses" for more information regarding Mr. Black's incentive bonus. In addition, the agreement provides that if Mr. Black remains employed by us through the effective date of our initial public offering, or IPO, then he will receive IPO Bonus Shares, or if Mr. Black experiences a Qualifying Termination (as defined in his employment agreement) less than three years prior to the IPO, he will receive a certain percentage of the "IPO Bonus Shares" based on the number of years prior to the IPO, as described in "Compensation Discussion and Analysis—Equity-Based Incentives." The agreement also provides that if Mr. Black (1) is terminated by us without cause or (2) resigns for good reason (in either case prior to a change of control, or COC), then he will be entitled to receive (a) 12 months of salary continuation, (b) 12 months of continued participation in our benefit plans (other than any qualified retirement plan or other deferred compensation plan), and (c) a cash bonus payable when annual bonuses are normally paid in an amount equal to the amount that he would have received for the year of termination had he been employed the full year multiplied by a fraction, the numerator of which is the number of days elapsed during the year through the date of his termination, and the denominator of which is 365. Mr. Black has also agreed not to compete with us or solicit any of our employees, customers or vendors for the one-year period following his termination of employment with us.

Eugene Spies, our chief financial officer, entered into an amended and restated employment agreement with us in January 2011. The agreement sets Mr. Spies' base salary at $195,000 and his eligibility to receive an annual target bonus of $105,000, which shall be paid out at the same percentage that our chief executive officer receives on his annual bonus. If Mr. Spies remains employed by us through the effective date of an IPO, or if his employment is terminated by us within three months before the IPO, then he will receive IPO Bonus Shares as described in "Compensation Discussion and Analysis—Equity-Based Incentives." Additionally, the agreement provides that if Mr. Spies (1) is terminated by us without cause or (2) resigns after a COC for good reason, then he will receive (a) six months of salary continuation, (b) 50% of the bonus he would have received if he had remained employed through the end of the year payable when annual bonuses are normally paid, and (c) six months of continued participation in our benefit plans (other than any qualified retirement plan or deferred compensation plan).

Thomas F. Gosnell, our chief executive officer of Nexsan Canada, entered into an employment agreement with us in March 2005. During calendar year 2008, we agreed to fix Mr. Gosnell's base salary at CDN$234,000. The agreement terminates upon Mr. Gosnell's death, disability for three consecutive months or 120 days within a 12-month period, dismissal for cause, dismissal without cause, or Mr. Gosnell's resignation upon giving us 120 days advance written notice. The agreement sets Mr. Gosnell's base salary at US$200,000. In addition, Mr. Gosnell is eligible to receive an annual incentive bonus of up to 50% of his annual base salary based on goals established by the board of directors related to our gross revenue and earnings (before interest, taxes, depreciation and amortization) and based on the budget approved by the board for the year. If our board of directors requires Mr. Gosnell to relocate to Southern California, we shall reimburse his relocation expenses (up to US$50,000) and Mr. Gosnell's annual base salary and bonus will be increased by 25%. If Mr. Gosnell is terminated without cause, then subject to his signing a release, he is entitled to receive his then-current base salary for a period of 12 months, 50% of his target bonus and 12 months of continued participation in our benefit plans. Mr. Gosnell's agreement was amended in November 2007 to clarify the bonus metrics for 2007 and subsequent years. See "Compensation Discussion and Analysis—Cash Bonuses." The agreement prohibits Mr. Gosnell, until 12 months from the date he ceases to be employed by us, from providing services to certain of our competitors and soliciting our employees and customers. In addition, Mr. Gosnell is prohibited from owning more than two percent of the issued and outstanding securities of any of our publicly traded competitors.

Michael McGuire, our chief commercial officer, accepted an offer of employment with us in October 2008. The offer letter established Mr. McGuire's base salary at $225,000 and his eligibility to receive variable based cash compensation in an on-target amount of $225,000 annually, based on meeting certain performance targets, such as product sales, sales growth and performance objectives defined by the chief executive officer and the compensation committee of the board of directors, which shall be payable quarterly in arrears. See "Compensation Discussion and Analysis—Cash Bonuses." On October 29, 2008, we granted to Mr. McGuire an option to purchase 198,293 shares of our common stock at an exercise price of $6.93 per share, which option vested as to 25% of the shares on the first anniversary, the remaining 75% vests ratably every quarter over the three year period following the first anniversary of the grant date. In the event of a sale of our company, all of Mr. McGuire's then unvested options would fully accelerate. Additionally, the agreement provides that if Mr. McGuire (1) is terminated by us without cause or (2) resigns after a COC for good reason, then he is entitled to receive (a) six months of salary continuation, (b) variable based cash compensation for two quarters, with the payment for each quarter equal to the average amount per quarter that Mr. McGuire received over the prior four quarters, payable quarterly at the time such compensation would normally have been paid, and (c) six months of continued participation in our benefit plans (other than any qualified retirement plan or deferred compensation plan). Mr. McGuire has also agreed not to solicit any of our employees, customers or vendors for the one-year period following his termination of employment with us.

Richard Mussman, our chief operating officer, entered into an amended and restated employment agreement with us in September 2010. The agreement sets Mr. Mussman's current base salary at $255,000 and his eligibility to receive quarterly bonuses of up to $18,750 per quarter based on meeting certain performance targets such as revenue and operating margin, as determined by the chief executive officer. Mr. Mussman must be employed on the last day of the calendar quarter to be eligible to receive a bonus for that quarter. If Mr. Mussman remains employed by us through the effective date of an IPO, or if his employment is terminated by us within three months before the IPO, he will receive an award of IPO Bonus Shares as described in the "Compensation Discussion and Analysis—Equity-Based Incentives." In addition, if our Pre-IPO Value is less than $100,000,000, Mr. Mussman has agreed to forfeit his prior stock option grants to purchase an aggregate of 33,332 shares of our common stock at an exercise price of $2.94 per share.

Potential Payments Upon Termination or Change in Control

The values of the severance, vesting acceleration, vacation payouts and benefit plan premiums shown in the table below were calculated based on the assumption that the resignation, termination or change in control, if applicable, occurred and the named executive officer's employment terminated on June 30, 2010, and the employment agreements currently in effect with each of our named executive officers were in effect on that date.

Name	Nature of Payment or Benefit(1)	Voluntary Resignation or Termination for Cause		Termination Without Cause Prior to a Change in Control		Termination Without Cause After a Change in Control			Constructive Termination(2)
Philip Black	Severance Target Bonus Benefit Plan Premiums(4) Vacation Payout(7) Accelerated exercisability of stock options Accelerated vesting of RSUs	$	— — — 35,930 — —		$345,000 86,250 14,996 35,930 — —		$345,000 86,250 14,996 35,930 —	(8)		$345,000 86,250 14,996 35,930 —	(8)

	Total Value		$35,930		$482,176	$			$

Eugene Spies	Severance Target Bonus Benefit Plan Premiums(4) Vacation Payout(7) Accelerated exercisability of stock options Accelerated vesting of RSUs	$	— — — 14,423 — —		$97,500 52,500 7,456 14,423 — —		$97,500 52,500 7,456 14,423 —	(8)		$97,500 52,500 7,456 14,423 —	(8)

	Total Value		$14,423		$171,879	$			$

Thomas F. Gosnell	Severance Target Bonus Benefit Plan Premiums(4) Vacation Payout(7) Accelerated exercisability of stock options Accelerated vesting of RSUs	$	— — — 36,928 — —		$200,000 70,282 3,332 36,928 — —		$200,000 70,282 3,332 36,928 —	(8)	$	— — — 36,928 —	(8)

	Total Value		$36,928		$310,542	$			$

Michael McGuire	Severance Target Bonus(3)(6) Benefit Plan Premiums(4) Vacation Payout(7) Accelerated exercisability of stock options Accelerated vesting of RSUs	$	— — — 7,639 — —		$112,500 134,736 7,461 7,639 — —		$112,500 134,736 7,461 7,639	(5) (5)		$112,500 134,736 7,461 7,639	(5) (5)

	Total Value		$7,639		$262,336	$			$

Richard Mussman	Severance Target Bonus Benefit Plan Premiums Vacation Payout(7) Accelerated exercisability of stock options Accelerated vesting of RSUs	$	— — — 29,424 — —	$	— — — 29,424 — —	$	— — — 29,424 —	(8)	$	— — — 29,424 —	(8)

	Total Value		$29,424		$29,424	$			$

(1)
The amounts reported for severance and benefit plan premiums are payable monthly over the applicable term.
(2)
Mr. Black's employment agreement provides for these benefits upon a constructive termination occurring prior to a change in control. Messrs. Spies and McGuire would receive these benefits for a constructive termination occurring prior to or after a change in control.
(3)
Based on the target bonus or variable based cash compensation earned by the named executive officer for calendar year 2010.
(4)
Includes amounts payable by us for health, dental and vision insurance, life insurance, short- and long-term disability and accidental death and dismemberment.
(5)
Mr. McGuire's outstanding unvested options and unvested RSUs accelerate in full upon a sale of our company and based on an assumed initial public offering price of $         per share.
(6)
Based on four quarters of variable compensation earned by the named executive officer as of June 30, 2010.
(7)
Based on accrued vacation balance as of June 30, 2010.
(8)
Messrs. Black, Spies, Gosnell and Mussman's outstanding unvested options accelerate in full upon a sale of our company or a sale of substantially all our assets and if they are either (i) actually terminated by the acquiring company or (ii) constructively terminated. Based on an assumed initial public offering price of $         per share.

Equity Incentive Plans

This section contains a summary of our equity incentive plans. To date, options to purchase shares of our common stock have been granted under our 2001 stock plan or pursuant to non-plan grants described below. Upon the completion of this offering, we expect that our 2001 stock plan will be terminated, and thereafter we will grant equity awards only from our 2011 equity incentive plan. The following descriptions are qualified by the terms of the actual plans filed as exhibits to the registration statement, of which this prospectus is a part.

2011 Equity Incentive Plan

Background.    The 2011 equity incentive plan will serve as the successor equity compensation plan to our 2001 stock plan. Our board of directors and stockholders initially adopted our 2010 equity incentive plan in February 2010. In February 2011, our board of directors and stockholders re-adopted the 2010 equity incentive plan, as the 2011 equity incentive plan. This equity incentive plan will become effective upon the completion of this offering and will terminate ten years from adoption. Our 2011 equity incentive plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, performance shares, stock appreciation rights, RSUs and stock bonuses.

Administration.    Our 2011 equity incentive plan will be administered by our compensation committee (or by our board of directors acting as our compensation committee). This committee will act as the plan administrator and will determine which individuals are eligible to receive awards under our 2011 equity incentive plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or an NSO under U.S. federal tax laws, the vesting schedule applicable to an award and the maximum term for which any award is to remain outstanding (subject to the limits set forth in our 2011 equity incentive plan). The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, RSUs, and the strike price for stock appreciation rights. Unless the committee provides otherwise, our 2011 equity incentive plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Share reserve.    We have reserved up to 505,360 shares of our common stock for issuance under our 2011 equity incentive plan, which are all shares of our common stock reserved under our 2001 stock plan that are not issued or subject to outstanding grants as of the completion of this offering, plus:

    •
    any shares of our common stock issued under our 2001 stock plan that are forfeited or repurchased by us at the original purchase price; and

    •
    any shares issuable upon exercise of options granted under our 2001 stock plan that expire without having been exercised in full.

Additionally, our 2011 equity incentive plan provides for automatic increases in the number of shares of our common stock available for issuance under it, on the first day of each January from 2012 through 2021, by:

    •
    2% of the number of shares of our common stock issued and outstanding on the preceding December 31st; or

    •
    a lesser number of shares of our common stock as determined by our board of directors.

Equity awards.    Our 2011 equity incentive plan permits us to grant the following types of awards:

  Stock options.     Our 2011 equity incentive plan provides for the grant of ISOs to employees, and NSOs to employees, directors and consultants. Options may be granted with terms determined by the committee, provided that ISOs are subject to statutory limitations. The committee determines the exercise price for a stock option, within the terms and conditions of our 2011 equity incentive plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of certain recipients of ISOs) of the fair market value of our common stock on the date of grant. ISOs exercisable for no more than 5,000,000 shares may be granted over the life of our 2011 equity incentive plan. Options granted under our 2011 equity incentive plan will vest at the rate specified by the committee and such vesting schedule will be set forth in the stock option agreement to which such stock option grant relates. Generally, the committee determines the term of stock options granted under our 2011 equity incentive plan, up to a term of ten years, except in the case of certain ISOs.

  After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates, up to a maximum of five years from the date of termination. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

  Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2011 equity incentive plan), then the optionee's options shall expire on the optionee's termination date or at such later time and on such conditions as determined by our compensation committee.

  Restricted stock awards.     A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award will be determined by the committee.

  Performance shares.     Performance share awards represent the right to receive cash or shares of common stock, subject to the completion of specified performance goals during a performance period.

  Stock appreciation rights.     Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

  Restricted stock units.     Each RSU represents the right to receive a share of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU, whole shares of our common stock, cash or a combination of our common stock and cash.

  Stock bonuses.     Stock bonuses are granted as additional compensation for performance and therefore are not issued in exchange for cash.

Change in control.    In the event of a liquidation, dissolution or corporate transaction (as defined in our 2011 equity incentive plan), except for options granted to non-employee directors (which vest and become exercisable in full upon a change in control event (as defined in our 2011 equity incentive plan)), outstanding awards may be assumed or replaced by the successor company (if any). Outstanding awards that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines (including, without limitation, full or partial vesting and exercisability of any or all outstanding awards issued under our 2011 equity incentive plan).

Transferability of awards.    Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the committee permits the transfer of an award to certain authorized transferees (as set forth in our 2011 equity incentive plan).

Eligibility.    The individuals eligible to participate in our 2011 equity incentive plan include our officers and other employees, our directors and any consultants. Unless otherwise determined by the committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us (except for as described above under stock options).

Payment for purchase of shares of our common stock.    Payment for shares of our common stock purchased pursuant to our 2011 equity incentive plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (1) cash (including by check); (2) cancellation of indebtedness; (3) surrender of shares; (4) waiver of compensation due or accrued for services rendered or to be rendered; (5) any combination of these methods or any other method approved by our board of directors or (6) any other method of payment permitted by applicable law.

Limit on Awards.    Under our 2011 equity incentive plan, during any calendar year, no person will be eligible to receive more than 2,000,000 shares of our common stock.

Amendment and Termination.    Our board of directors may amend or terminate our 2011 equity incentive plan at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in our 2011 equity incentive plan may be made to an outstanding award without the consent of the affected participant.

2011 Employee Stock Purchase Plan

Background.    Our 2011 employee stock purchase plan is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation in discrete offering periods. This employee stock purchase plan will become effective upon completion of this offering. Our 2011 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the IRC. Our board of directors and stockholders initially adopted our 2010 employee stock purchase plan in February 2010. In February 2011, our board of directors and stockholders re-adopted the 2010 employee stock purchase plan as the 2011 employee stock purchase plan.

Share reserve.    We have initially reserved 193,045 shares of our common stock for issuance under our 2011 employee stock purchase plan. The number of shares reserved for issuance under our 2011 employee stock purchase plan will increase automatically on the first day of each January, for the first ten years after the first offering date, starting with January 1, 2012, by the number of shares equal to

0.5% of our total outstanding shares as of the immediately preceding December 31st (rounded down to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 965,225 shares reserved under the 2011 employee stock purchase plan may be issued and no other shares may be added to this plan without the approval of our stockholders.

Administration.    Our compensation committee or board of directors will administer our 2011 employee stock purchase plan. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2011 employee stock purchase plan, are ineligible to participate in our 2011 employee stock purchase plan. We may impose additional restrictions on eligibility as well. Under our 2011 employee stock purchase plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2011 employee stock purchase plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2011 employee stock purchase plan will terminate on the tenth anniversary of the last date the first offering period, unless it is terminated earlier by our board of directors or by issuance of all common stock reserved for issuance under the 2011 employee stock purchase plan.

Purchase rights.    When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 24 months and consist of no more than five purchase periods. An employee's participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase our shares at a rate which, when aggregated with such participants purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2011 employee stock purchase plan will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period and (2) the last trading day of each purchase period in the applicable offering period.

Change in control.    In the event of a change in control transaction, our 2011 employee stock purchase plan and any offering periods that commenced prior to the closing of the proposed transaction may terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

2001 Stock Plan and Non-Plan Stock Options

Our board of directors adopted and our stockholders approved our 2001 stock plan in January 2001. Subsequent to December 31, 2010, we reserved an additional 500,000 shares of our common stock for issuance under the 2001 stock plan, bringing the total shares reserved under the 2001 stock plan to an aggregate of 2,994,957 shares of our common stock. As of December 31, 2010, options to purchase 2,050,035 shares of our common stock and 294,865 RSUs were outstanding under our 2001 stock plan. This plan will terminate upon our 2011 equity incentive plan becoming effective upon completion of this offering, and thereafter no additional options will be granted under this plan. However, all stock options under the 2001 stock plan, stock purchase rights and RSUs outstanding on the termination of the 2001 stock plan will continue to be governed by the terms and conditions of the 2001 stock plan.

The 2001 stock plan is administered by our board of directors or a committee that may be appointed by our board, which has exclusive authority to grant awards under the 2001 stock plan and to make all interpretations and determinations affecting the 2001 stock plan. The board of directors has the power to determine the individuals to be granted awards, the type of award granted, the number of shares of common stock to be subject to each award granted, the exercise price of each award, the conditions with respect to vesting and exercisability of awards and all other conditions of any award under the 2001 stock plan.

Participation in the 2001 stock plan is limited to our directors, officers, employees and consultants who are selected from time to time by the board of directors or by a committee appointed by the board of directors. Awards under the 2001 stock plan may be in the form of incentive stock options meeting the requirements of Section 422 of the IRC, non-qualified stock options which are not intended to meet the requirements of Section 422 of the IRC, or RSUs. Stock purchase rights are subject to repurchase by us on terms and conditions determined by the board of directors. Under the terms of the plan, the vesting of awards under our 2001 stock plan will accelerate upon a change in control unless the successor corporation assumes or substitutes for the options.

In April 2003, our board of directors granted options to purchase an aggregate of 403,570 shares of our common stock to James Molenda, Beechtree Capital LLC, an entity with whom George Weiss, a member of our board of directors is affiliated, Diamond Lauffin and Mohan Vachani. These options are subject to call options and were granted outside our 2001 stock plan. In January 2008, our board of directors granted options to purchase an aggregate of 352,380 shares of our common stock to James Molenda, Beechtree Capital LLC and Diamond Lauffin. These options were granted outside our 2001 stock plan. For a description of these transactions see the section of this prospectus entitled "Related Party Transactions—Restricted Stock and Stock Option Transactions with Certain Related Parties and Related Matters."

Stock Option Repricing

Due to a decline in the fair value of our common stock, outstanding options to purchase shares of our common stock that were granted in January and February 2010 had exercise prices higher than the then-current fair value of our common stock. In July 2010, offers to replace options to purchase a total of 385,712 shares, which were originally granted in January and February 2010 with exercise prices of $9.14 and $9.35 per share, were accepted and the options were exchanged for 296,346 options repriced to an exercise price of $7.04 per share, the fair value of our common stock at the time our board of directors authorized the repricing. The number of shares subject to the new option was reduced to a number of shares multiplied by a fraction, the numerator of which was $7.04, and the denominator of which was the exercise price per share of the option exchanged. Options to purchase a total of 296,346 shares were issued in replacement of the exchanged options. Other than the exercise price and the number of underlying shares, the terms of each stock option that was exchanged, including the vesting commencement date and vesting schedule, did not change from the initial terms.

Additional Employee Benefit Plans

401(k) Plan

We offer a 401(k) plan to all U.S. employees who meet specified eligibility requirements. The plan provides for voluntary deferred tax contributions subject to certain IRS limitations. We presently do not match participant contributions. Participants are immediately vested in their contributions plus actual earnings thereon.

Retirement Savings Plan

We also offer a retirement savings plan to all eligible U.K. employees. Under this plan, our contributions and our employees' contributions and accumulated plan earnings qualify for favorable tax treatment under applicable U.K. tax regulations. To date, our contributions to this plan have been immaterial.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our restated certificate of incorporation and bylaws, which will be in effect upon the completion of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our bylaws will provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her action in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, the restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors.

We will enter into indemnification agreements with each of our directors and officers. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding, and obligate us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe provisions in our restated certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons to serve as directors and officers. In addition, we expect to maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

In addition to the executive and director compensation arrangements discussed above under "Executive Compensation," the following is a description of transactions since July 1, 2007 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Issuance of Secured Debt and Preferred Warrant

On September 21, 2009, we issued a $3.6 million note to Fonds de solidarité des travailleurs du Québec (F.T.Q.), or the F.T.Q. Note, which bears interest at 12% per year. The outstanding principal and accrued and unpaid interest on the F.T.Q. Note is due and payable on September 21, 2012. We have the right to prepay the F.T.Q. Note at any time provided we pay such amount outstanding, together with any accrued interest as of the date of such prepayment, plus a premium in an amount equal to three percent (3%) of the amount being prepaid. F.T.Q. has not been paid any principal or interest on the F.T.Q. Note since issuance. In connection with the issuance of the F.T.Q. Note, we issued to F.T.Q. a warrant to purchase 228,570 shares of our Series C preferred stock at an exercise price of $8.47 per share. The expiration date of the warrant is September 21, 2016. See note 11 of the notes to our consolidated financial statements for a discussion of the accounting treatment for this warrant. Upon the completion of this offering, this warrant will be exercisable for 228,570 shares of our common stock at an exercise price of $8.47 per share. F.T.Q. beneficially owns more than 5% of our outstanding common stock. We intend to repay the F.T.Q. Note with our cash on hand.

Evertrust Acquisition

In March 2005, we acquired Evertrust. The initial consideration for this acquisition consisted of payments, in the aggregate, of approximately $1.25 million in cash, 200,917 shares of our common stock, 342,103 shares of exchangeable stock of our Canadian subsidiary, and one share of our Series B preferred stock issued in connection with the exchangeable stock. The aggregate consideration, including $316,000 of direct acquisition costs, had a value of approximately $5.0 million. Of these shares, Mr. Gosnell received all of the exchangeable stock and Esther Hotter, his wife, received 27,151 shares of our common stock. In November 2007, we issued to the former shareholders of Evertrust, or the Evertrust Sellers, in the aggregate, 71,754 shares of our common stock and 122,180 shares of our exchangeable stock. This issuance was made pursuant to a purchase agreement, dated March 14, 2005, which stipulated that the Evertrust Sellers were to receive the additional shares upon the satisfaction of certain performance targets. Although the performance targets were not satisfied in full, we issued the additional shares of our common stock and exchangeable stock in full satisfaction of all of our obligations arising under the purchase agreement, in consideration of mutual releases and other undertakings by the sellers. Of these additional shares, Mr. Gosnell, our chief executive officer of Nexsan Canada, the chief executive officer of Evertrust and a significant shareholder of Evertrust, received all of the exchangeable stock and Ms. Hotter received 9,696 shares of our common stock.

Issuance of Convertible Bridge Debt

On November 2, 2006, we issued a $3.0 million note, or the Terrapin Note, to Terrapin Partners Nexsan Partnership, L.P., or Terrapin, which bears interest at 8% per year. We amended the Terrapin Note in 2007 to provide that the outstanding principal and accrued and unpaid interest on the Terrapin Note would be due and payable on August 15, 2008, and at the option of Terrapin, a date not later than November 15, 2008. On March 26, 2008, we amended and restated the Terrapin Note to allow Terrapin to extend the November 15, 2008 date to a date not later than November 30, 2009, the later of which we refer to as the Maturity Date. The Terrapin Note was repaid in full on March 2, 2009, and Terrapin no longer beneficially owns more than 5% of our outstanding common stock.

Amended and Restated Stockholders' Agreement and Third Amended and Restated Registration Rights Agreement

We entered into an amended and restated stockholders' agreement, dated March 29, 2007, as amended, with the holders of our Series A preferred stock and Series C preferred stock, and a number of the holders of our common stock. The stockholders' agreement, as amended, provides, among other things, (1) that VantagePoint Venture Partners and MFP each have the right to designate two directors and that F.T.Q., RRE Ventures and Beechtree each have the right to designate one director to our board of directors and that our then-current Chief Executive Officer (currently Philip Black) shall serve as a member of our board of directors; however, RRE Ventures has opted to no longer exercise this right, (2) certain rights of first refusal and co-sale with respect to transfers by our stockholders who are a party to the agreement, and (3) certain preemptive rights with respect to certain issuances of our securities. The April 2009 amendments increased the number of directors constituting our board of directors from eight to nine and provided that one member of our board of directors should be an individual determined by the board to be independent and elected by holders of our outstanding Series A preferred stock, Series C preferred stock and common stock, voting together as a single class on an as-if converted to common stock basis. Upon consummation of this offering, the amended and restated stockholders' agreement will terminate.

We also entered into a third amended and restated registration rights agreement, dated March 29, 2007, with the holders of our Series A preferred stock and Series C preferred stock, and a number of the holders of our common stock. We amended this agreement on November 14, 2007 to clarify that the Evertrust holders who received shares of our common stock and exchangeable stock in connection with our acquisition of Evertrust would have registration rights with respect to such shares issuable upon conversion of the exchangeable stock and on December 31, 2007 to provide that the stockholder parties to the agreement did not have "piggyback" registration rights in connection with an initial public offering of our capital stock. We further amended this agreement in March 2008 to provide that the April 2003 and January 2008 stock options described in "—Restricted Stock and Stock Option Transactions with Certain Related Parties and Related Matters" have registration rights under this agreement. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Restricted Stock and Stock Option Transactions with Certain Related Parties and Related Matters

Restricted Stock and Stock Option Transactions with Former Executive Officer

On January 4, 2001, we sold 190,476 shares of our restricted common stock to Diamond Lauffin, then our executive vice president, pursuant to our 2001 stock plan, at a purchase price of $6.93 per share. In payment for the shares, Mr. Lauffin executed a promissory note in the original principal amount of $1.32 million. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.61% per year. We had recourse under the note for the accrued and unpaid interest and up to 33 1/3% of the original principal amount of the note. Mr. Lauffin pledged all of the purchased shares to secure the note. The shares were subject to vesting over time and achievement of revenue targets. As of the date of the sabbatical agreement described below, 142,857 of Mr. Lauffin's restricted shares had vested and the remaining 47,619 restricted shares were subject to a repurchase option in our favor.

On April 1, 2003, we issued Mr. Lauffin options to purchase 190,476 shares of our common stock exercisable through April 1, 2013 at an exercise price of $2.94 per share. At the same time, Mr. Lauffin granted us an option to purchase the 190,476 shares covered by the option referred to in the preceding sentence at an exercise price of $7.83 per share. The exercise price on the call option increases at the rate of 3.23% per year after April 1, 2003 and, as of December 31, 2010, the call price was $9.79 per share.

On October 23, 2006, we entered into a sabbatical agreement with Mr. Lauffin under which he ceased to serve as executive vice president and his employment with us terminated on January 4, 2007. Under the terms of the sabbatical agreement, we engaged a company controlled by Mr. Lauffin to provide the services of Mr. Lauffin as a consultant to us from January 4, 2007 through January 4, 2008. The consulting fees payable during the sabbatical period were at an annualized rate of $148,604 plus a monthly commission of 0.4348% of total worldwide sales. We paid a total of $278,000 in consulting fees under this agreement.

On December 19, 2007, we amended the note issued to us in 2001 to provide that the note would be recourse to Mr. Lauffin only in an amount equal to the difference between (1) the amount actually applied to the payment of principal and accrued but unpaid interest on the note and (2) 33 1/3% of the original principal amount of the note.

On December 13, 2007, we entered into a termination agreement with Mr. Lauffin in connection with the termination of the sabbatical agreement. Pursuant to the termination agreement, effective January 4, 2008, Mr. Lauffin satisfied a portion of his obligations to us under the note in consideration of his surrendering the 190,476 shares of restricted common stock pledged to us as security under the 2001 note at a price of $6.93 per share. As of that date, the total principal amount and accrued and unpaid interest due under the note was approximately $1.8 million. The value of the shares surrendered was approximately $1.3 million, which was applied to the amount outstanding under the note, and the unpaid balance of $518,567 was forgiven. To place Mr. Lauffin back in substantially the same economic position he was in prior to the cancellation of the note, we granted Mr. Lauffin an option to purchase an additional 142,857 shares of our common stock at an exercise price of $9.08 per share, increasing by 3.23% per year compounded annually on each March 31 from the grant date through the date of exercise. This option is currently exercisable at an exercise price of $9.76 per share and expires on March 31, 2013.

Restricted Stock and Stock Option Transactions with Former Executive Officer

On January 4, 2001, we sold 114,285 shares of our restricted common stock to James Molenda, our executive vice president, global sales operations & strategic accounts, pursuant to our 2001 stock plan, at a purchase price of $6.93 per share. In payment for the shares, Mr. Molenda executed a promissory note in the original principal amount of $792,000. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.61% per year. We had recourse under the note for the accrued and unpaid interest and up to 33 1/3% of the original principal amount of the note. Mr. Molenda pledged all of the purchased shares to secure the note. The shares were subject to vesting over time and achievement of revenue targets. All of Mr. Molenda's restricted shares vested during the 2007 calendar year.

On April 1, 2003, we issued Mr. Molenda options to purchase 114,285 shares of our common stock exercisable through April 1, 2013 at an exercise price of $2.94 per share. At the same time, Mr. Molenda granted us an option to purchase the 114,285 shares covered by the option referred to in the preceding sentence at a per share exercise price of $7.83. The exercise price on the call option increases at the rate of 3.23% per year after April 1, 2003 and, as of December 31, 2010, the call price was $9.79 per share.

On November 1, 2007, we amended the promissory note he issued to us in 2001 to modify the maturity date of the note to the earlier of January 15, 2008 or the date we determined that payment was due and necessary under the Sarbanes-Oxley Act. The note was also amended to provide that the note would be recourse to Mr. Molenda only in an amount equal to the difference between (1) the amount actually applied to the payment of principal, after payment of costs, expenses and accrued and unpaid interest on the note and (2) 33 1/3% of the original principal amount of the note.

Effective January 15, 2008, Mr. Molenda satisfied his obligations to us under the note in consideration of his surrendering the 114,285 shares of restricted common stock pledged to us as security under the 2001 note at a price of $6.93 per share. As of that date, the total principal amount and accrued and unpaid interest due under the note was $1,104,601. The value of the shares surrendered was approximately $800,000, which was applied to the amount outstanding under the note, and the unpaid balance of $300,601 was forgiven. To place Mr. Molenda back in substantially the same economic position he was in prior to the cancellation of the note, we granted Mr. Molenda an option to purchase an additional 114,285 shares of our common stock at an exercise price of $9.12 per share, increasing by 3.23% per year compounded annually on each March 31 from the grant date through the date of exercise. This option is currently exercisable at an exercise price of $9.79 per share and expires on March 31, 2013.

Restricted Stock and Stock Option Transactions with Affiliate of Current Director

On January 4, 2001, we sold 47,619 shares of our restricted common stock to Beechtree pursuant to our 2001 stock plan, at a purchase price of $6.93 per share. In payment for the shares, Beechtree executed a promissory note in the original principal amount of $330,000. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.61% per year. On July 9, 2001, we sold an additional 47,619 shares of our restricted common stock to Beechtree pursuant to our 2001 stock plan at a purchase price of $5.15 per share. In payment for these shares, Beechtree executed a promissory note in the original principal amount of $245,000. The original due date of the note was January 4, 2006 and the note bore interest at the rate of 5.12% per year. We had recourse under each of the notes for the accrued and unpaid interest and up to 33 1/3% of the original principal amount of each note. Beechtree pledged all of the purchased shares to secure the notes. The shares were subject to vesting over time. All of Beechtree's restricted shares had vested.

On April 1, 2003, we issued Beechtree options to purchase 95,238 shares of our common stock exercisable through April 1, 2013 at an exercise price of $2.94 per share. At the same time, Beechtree granted us an option to purchase the 95,238 shares covered by the option referred to in the preceding sentence at a per share exercise price of $7.83. The exercise price on the call option increases at the rate of 3.23% per year after April 1, 2003 and, as of December 31, 2010, the call price was $9.79 per share.

Effective January 30, 2008, Beechtree satisfied a portion of its outstanding obligations to us under the notes in consideration of its surrender of the 95,238 shares of restricted common stock pledged to us as security under the 2001 notes at a price of $6.93 and $5.15 per share, respectively. As of that date, the total principal amount and accrued and unpaid interest due under the notes was $788,389. The value of the shares surrendered was approximately $670,000, which was applied to the amount outstanding under the notes, and the unpaid balance of $118,389 was forgiven. To place Beechtree back in substantially the same economic position it was in prior to the cancellation of the notes, we granted Beechtree an option to purchase an additional 95,238 shares of our common stock at an exercise price of $9.08 per share, increasing by 3.23% per year compounded annually on each March 31 from the grant date through the date of exercise. This option is currently exercisable at an exercise price of $9.73 per share and expires on March 31, 2013.

Indemnification Agreements

In addition to the indemnification provided for in our restated certificate of incorporation and bylaws, we will enter into indemnification agreements with each of our current directors and officers prior to the completion of this offering. These agreements will require us to indemnify each such person against expenses and liabilities incurred by such person in connection with a proceeding related to such person's services for us, and to advance expenses incurred in connection with such proceeding, all subject to limited exceptions. See "Executive Compensation—Indemnification of Directors and Executive Officers and Limitation of Liability."

Review, Approval or Ratification of Transactions with Related Parties

Our related party transaction policy requires that transactions with related parties shall be subject to approval or ratification by our nominating/governance committee. The committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Prior to the adoption of this policy, a majority of disinterested members of our board of directors reviewed and approved any potential related party transaction prior to our entering into the proposed transaction. In the event a member of our nominating/governance committee or other member of board of directors is a related party, such member shall not participate in any discussion or approval of a related party transaction, except that such member shall provide all material information concerning the related party transaction to our nominating/governance committee.

All related party transactions are subject to the approval or ratification of our nominating/governance committee, except transactions that involve compensation between us and any of our executive officers, which require the approval of our compensation committee, or transactions that are available to all employees generally, such as participation in health, dental and vision insurance, life insurance, short- and long-term disability, accidental death and dismemberment and our 401(k) plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of February 28, 2011, as adjusted to reflect the sale of common stock offered by us in this offering, by:

    •
    each of the named executive officers listed in the summary compensation table;

    •
    each of our directors;

    •
    all of our directors and executive officers as a group; and

    •
    each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with SEC rules. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of February 28, 2011 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The number of shares beneficially owned and percentage of our common stock outstanding before the offering is based on 11,389,552 shares of our common stock outstanding on February 28, 2011 and after the offering is based on                shares of our common stock. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Nexsan Corporation, 555 St. Charles Drive, Suite 202, Thousand Oaks, CA 91360.

	Shares Beneficially Owned Prior to This Offering			Shares Beneficially Owned After This Offering
			Number of Shares Being Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Directors and Named Executive Officers
Philip Black(1)	471,066	4.1%	—	471,066
Thomas F. Gosnell(2)	530,892	4.6	116,000	414,892
Michael McGuire(3)	123,933	1.1	—	123,933
Richard Mussman(1)	56,268	*	—
Eugene Spies(1)	117,766	1.0	—	117,766
Geoff Barrall(4)	30,800	*	—	30,800
William J. Harding(5)	—	*	—	—
Philip B. Livingston(6)	32,187	*	—	32,187
Richard A. McGinn(7)	159,195	1.4	—	159,195
Arthur L. Money(6)	32,187	*	—	32,187
Geoff Mott(8)	35,544	*	—	35,544
Michael F. Price(9)	2,534,161	22.2	—	2,534,161
George M. Weiss(10)	741,990	6.3	—	741,990
All officers and directors as a group (15 persons)(11)	5,033,759	40.2	116,000
5% Stockholders
MFP Partners, L.P.(9)	2,534,161	22.2	—	2,534,161
The Fonds de solidarité des travailleurs du Québec (F.T.Q.)(12)	1,657,141	14.5	—	1,657,141
Entities affiliated with RRE Ventures(13)	834,092	7.3	—	834,092
Entities affiliated with VantagePoint Venture Partners(14)	2,800,176	24.6	—	2,800,176

*
Less than 1%

(Footnotes continued on following page)

(1)
Includes 425,194,             and 106,298 shares, net of tax withholdings, of our common stock issuable to Messrs. Black, Mussman and Spies, respectively, immediately prior to the completion of this offering, or IPO Bonus Shares, based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus. See "Executive Compensation—Compensation Discussion and Analysis—Equity-Based Incentives" for a description of the effect of an increase or decrease in the initial public offering price per share on the number of IPO Bonus Shares. The IPO Bonus shares for Mr. Mussman will be fully vested on the date of the offering. For Messrs. Black and Spies, two-thirds of their IPO Bonus Shares will be vested upon issuance, which represents 283,463 and 70,865 shares, respectively, with the remaining one-third of such shares to become vested on each anniversary of this offering as to 50% of such shares, subject to continuous service with us, through the second anniversary date of our initial public offering, which represents 141,731 and 35,433 shares, respectively. Also includes 45,872, 56,268 and 11,468 shares issuable upon exercise of outstanding stock options, that are exercisable within 60 days of February 28, 2011 for Messrs. Black, Mussman and Spies, respectively.
(2)
Includes 464,283 shares of exchangeable stock of our Canadian subsidiary held by Mr. Gosnell, which will be exchanged for the same number of shares of our common stock upon the completion of this offering. Also includes 36,848 shares of common stock held by Esther Hotter, Mr. Gosnell's wife. Mr. Gosnell's address is c/o Nexsan Technologies Canada, 1405 Rte Trans-Canada, Dorval, QC H9P 2V9. See the section of this prospectus entitled "Related Party Transactions—Evertrust Acquisition." Also includes 29,761 shares issuable upon exercise of outstanding stock options, that are exercisable within 60 days of February 28, 2011.
(3)
Consists of 123,933 shares issuable upon exercise of outstanding stock options, that are exercisable within 60 days of February 28, 2011.
(4)
Consists of 30,800 shares issuable upon exercise of outstanding stock options, that are exercisable within 60 days of February 28, 2011.
(5)
Excludes 2,800,176 shares held by entities affiliated with VantagePoint Venture Partners, or VantagePoint, (see note 15). Mr. Harding disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Harding's address is c/o VantagePoint Venture Partners, 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(6)
Consists of 32,187 shares issuable upon exercise of outstanding stock options, that are exercisable within 60 days of February 28, 2011.
(7)
Includes 19,123 shares of our common stock and 140,072 shares issuable upon exercise of outstanding stock options held by Mr. McGinn, that are exercisable within 60 days of February 28, 2011. Excludes 834,092 shares held by entities affiliated with RRE Ventures (see note 14). Mr. McGinn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(8)
Includes 211 shares of our common stock and 35,333 shares issuable upon exercise of outstanding stock options held by Mr. Mott, that are exercisable within 60 days of February 28, 2011.
(9)
Consists of 2,534,161 shares held by MFP Partners, L.P. Mr. Michael F. Price, as a Managing Partner, may exercise voting power and investment authority over the shares held by MFP Partners, L.P. The address of MFP Partners, L.P. is 667 Madison Avenue, 25th Floor New York, NY 10065.
(10)
Consists of (a) 89,611 shares held by Beechtree Capital, LLC, (b) 140,072 shares issuable upon exercise of outstanding stock options, that are exercisable within 60 days of February 28, 2011, and 190,476 shares issuable upon exercise of options held by Beechtree that are exercisable within 60 days of February 28, 2011, 95,238 of which option shares are subject to call options held by us, (c) 230,973 shares held by CDLM-Weiss Associates, (d) 9,523 shares held by CDLM-Investments Ltd. and (e) 81,335 shares held by DLG Investment Partnership. Mr. Weiss is the sole member of Beechtree Capital, LLC, 50% owner of CDLM Weiss Associates and he has voting and investment power with respect to the shares held by DLG Investment Partnership. As a result of his relationships to these entities, Mr. Weiss may be considered the beneficial owner of the shares held by such entities. Mr. Weiss's address is c/o Beechtree Capital, LLC, 1221 Avenue of the Americas, New York, New York 10020.
(11)
Includes the items described in notes (1)-(10) above and (a) 4,484 shares issuable upon exercise of outstanding stock options held by executive officers, that are exercisable within 60 days of February 28, 2011 and (b) 163,286 shares of our common stock.
(12)
Consists of 1,428,571 shares held by F.T.Q. and a warrant to purchase 228,570 shares. Voting and investment control with respect to these shares is ultimately shared by F.T.Q's board of directors, which consists of Michel Arsenault, Louis Bolduc, Yvon Bolduc, Luc Desnoyers, Alain DeGrandpré, Daniel Boyer, Jean Lavallée, Denise Martin, Michel Ouimet, Réjean Parent, Michel Porier, Roland Robichaud, Daniel Roy, René Roy, Louise St-Cyr, Jérome Turcq and Pierre-Maurice Vachon. The address of F.T.Q. is 545 Crémazie Boulevard, Suite 200, East Montréal, Québec H2M 2W4.
(13)
Consists of (a) 738,407 shares held by RRE Ventures III-A, L.P., (b) 61,705 shares held by RRE Ventures Fund III, L.P. and (c) 33,980 shares held by RRE Ventures III, L.P. Mr. Andrew Zalasin, as a General Partner of RRE Ventures GP III, LLC, the general partner of each of these funds, may exercise voting and investment power over the shares separate, apart and to the exclusion of Richard A. McGinn. The address of RRE Ventures is 126 East 56th Street, New York, New York 10022.
(14)
Consists of (a) 2,517,582 shares held by VantagePoint Venture Partners IV (Q), L.P., (b) 9,170 shares held by VantagePoint Venture Partners IV Principals Fund, L.P., (c) 252,300 shares held by VantagePoint Venture Partners IV, L.P., (d) 11,818 shares held by VantagePoint Venture Associates IV, L.L.C. and (e) 9,306 shares issuable upon exercise of outstanding options held by VantagePoint Management, Inc., that are exercisable within 60 days of February 28, 2011. VantagePoint Venture Associates IV, L.L.C., is the general partner of each of the entities listed in (a) through (c) and Alan E. Salzman is the managing member of VantagePoint Venture Associates IV, L.L.C. and the chief executive officer of VantagePoint Management, Inc. Mr. Salzman has voting and investment authority over the shares held by VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV Principals Fund, L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Associates IV, L.L.C. and VantagePoint Management, Inc. The address of VantagePoint Venture Partners is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.

DESCRIPTION OF CAPITAL STOCK

Upon consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our bylaws that will be effective upon the completion of this offering that will be filed with the registration statement relating to this prospectus.

As of December 31, 2010, and after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock prior to completion of this offering, there were outstanding:

    •
    11,389,552 shares of our common stock held by approximately 200 stockholders;

    •
    2,805,985 shares issuable upon exercise of outstanding stock options, including 403,570 shares subject to options that are subject to call options held by us, exercisable as of December 31, 2010 at $9.79 per share;

    •
    292,318 shares issuable upon exercise of outstanding warrants; and

    •
    IPO Bonus Shares to be issued upon completion of this offering.

Common Stock

  Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

  Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Under our restated certificate of incorporation, stockholders do not have the right to cumulate votes for the election of directors.

  No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

  Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, each outstanding share of Series A and Series C convertible preferred stock will be converted into common stock and our one share of Series B preferred stock will be cancelled upon exchange of the exchangeable stock of our Canadian subsidiary into shares of our common stock.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not above the total number of authorized shares of each class or below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Pursuant to the exchange agreement under which our Series B preferred stock was issued, the holder of the 464,283 shares of exchangeable shares has the same voting power and other rights as do our holders of common stock. Each exchangeable share is exchangeable for one share of common stock, subject to adjustment for stock splits. The exchangeable stock may be redeemed by the holder upon election or by us on the earlier of March 24, 2015, or the occurrence of certain specified events associated with the exchangeable stock. Our one share of Series B preferred stock will be cancelled upon the exchange of all the exchangeable shares and completion of this offering.

Options

As of December 31, 2010, we had outstanding options to purchase 2,050,035 shares of our common stock pursuant to our 2001 stock plan, 403,570 shares issuable upon exercise of options, issued outside of our 2001 stock plan, which option shares are subject to call options held by us, exercisable as of December 31, 2010 at $9.79 per share, and an additional 352,380 shares subject to options outstanding granted in January 2008, issued outside of our 2001 stock plan. Subsequent to December 31, 2010, we granted options to purchase 85,500 shares of our common stock pursuant to our 2001 stock plan.

Warrants

As of December 31, 2010, we had outstanding warrants to purchase an aggregate of 54,333 shares of our common stock with an exercise price of $6.44 per share and warrants to purchase an aggregate of 237,985 shares of our preferred stock with a weighted average exercise price of $8.39, which will represent warrants to purchase an equivalent number of shares of our common stock after this offering. The warrants may be exercised on a "net" basis and expire on various dates between April 2012 and October 2013.

Registration Rights

Upon consummation of this offering, certain holders of shares of our common stock and common stock issuable upon exercise of certain warrants and upon exercise of certain options will be entitled to registration rights under the Third Amended and Restated Registration Rights Agreement, dated March 29, 2007, as amended (the "Registration Rights Agreement"), with respect to the registration of a total of 12,120,893 shares of our common stock under the Securities Act, as described below.

Demand Registration Rights.    At any time following six months after the completion of this offering, upon the request of holders of either (1) more than 50% of the shares of common stock issued or issuable upon conversion of the Series C Convertible Preferred Stock, or Series C Preferred Registrable Shares, (2) more than 50% of the shares of common stock issued or issuable upon conversion of the Series A Convertible Preferred Stock, or Series A Preferred Registrable Shares, or (3) more than 50% of the shares of common stock held by certain holders of registration rights under the Registration Rights Agreement which shares were not issued upon conversion of any series of preferred stock (including shares of common stock issued or issuable upon exercise of warrants issued and held by such holders and shares issued or issuable upon exchange of the exchangeable stock), or Common Registrable Shares, we will be obligated to use our best efforts to register such shares. We are required to file (1) no more than two registration statements upon exercise of these demand registration rights for holders of Series A Preferred Registrable Shares and Series C Preferred Registrable Shares and (2) no more than one registration statement upon exercise of these demand registration rights by those current holders of Common Registrable Shares. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the effect of the demand registration would materially impede our ability to consummate a significant transaction or there exists at the time of such demand material non-public information relating to us the disclosure of which would be seriously detrimental to us.

Piggyback Registration Rights.    If we register any of our securities for public sale (excluding this offering), the holders with piggyback registration rights under the Registration Rights Agreement will have the right to include their shares in the registration statement. However, these piggyback rights do not apply to a registration relating to any of our employee benefit plans or any registration made solely in respect of a merger or acquisition. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders; provided, however, in no event shall the aggregate number of Series A Preferred Registrable Shares and Series C Preferred Registrable Shares be reduced below 20% of the aggregate amount of securities included in such registration. In addition, no other holder of registration rights under the Registration Rights Agreement may include their shares in any registration in which the Series A Preferred Registrable Shares and Series C Registrable Shares have been limited to 20%.

Form S-3 Registration Rights.    Once we become eligible to register our securities on a Form S-3, if we register any securities for public sale, the holders of shares having registration rights under the Registration Rights Agreement can request that we register all or a portion of their shares on Form S-3, provided that the aggregate price to the public of the shares offered is at least $2.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights in any 12-month period.

Registration Expenses.    We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters' discounts and selling commissions and stock transfer taxes applicable to the sale of shares held by the holders of registration rights. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holder of registration rights requesting such registration unless the holders of registration rights holding at least a majority of the shares with these registration rights agree to forfeit their right to one demand registration, subject to limited exceptions. We will pay as part of the registration expenses the fees and disbursements of one legal counsel chosen by the holders of registration rights participating in the registration.

Expiration of Registration Rights.    The registration rights described above will expire upon the earlier of (1) five years after this offering is completed, (2) when there are no longer outstanding any shares that are subject to registration under the Registration Rights Agreement outstanding or (3) as to any holder of registration rights, when all of the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90-day period.

Holders of substantially all of our shares with these registration rights have signed agreements with us or the underwriters prohibiting the exercise of their registration rights for 180 days, plus such period thereafter as may be necessary to comply with applicable rules of the Financial Industry Regulatory Authority, following the date of this prospectus. These agreements with the underwriters are described below under "Underwriting."

Anti-takeover Provisions

Some of the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation's assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation's outstanding voting stock, unless:

    •
    the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

    •
    upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

    •
    at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We do not plan to "opt out" of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts, and accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

Our restated certificate of incorporation or bylaws will provide that:

    •
    following the completion of this offering, no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and that our stockholders may not act by written consent;

    •
    our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

    •
    our board of directors may designate the terms of, and issue a new series of preferred stock with, voting or other rights without stockholder approval;

    •
    the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our bylaws or repeal the provisions of our restated certificate of incorporation regarding the fixing of the authorized number of directors, the election and removal of directors, indemnification of directors and the ability of stockholders to take action or call special meetings of stockholders;

    •
    a majority of the authorized number of directors will have the power to adopt, amend or repeal our bylaws without stockholder approval;

    •
    our stockholders may not cumulate votes in the election of directors;

    •
    directors can only be removed for cause by holders of at least a majority of the shares entitled to vote at an election of directors; and

    •
    we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our restated certificate of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

NASDAQ Global Market Listing

Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol "NXSN," subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, whose telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2010, we will have                    shares of common stock outstanding. Of these shares, an aggregate of                    shares of common stock sold in this offering by us and the selling stockholder will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144(a)(1) under the Securities Act.

Except as set forth below, the remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

    •
    341,613 shares not subject to a lock-up or market standoff agreement with Piper Jaffray or with us will be eligible for immediate sale upon the completion of this offering;

    •
    no restricted shares will be eligible for immediate sale upon the completion of this offering;

    •
    beginning 181 days after the date of this prospectus, subject to extension, 2,670,498 shares will be freely tradable under Rule 144(b)(1), 8,918,738 shares will be tradable, subject to the limitations on shares held by affiliates under Rule 144(b)(2); and

    •
    beginning one year and two years after the date of this prospectus, 88,581 and 88,583 IPO Bonus Shares, respectively, will vest and be tradable, subject to the limitations on shares held by affiliates under Rule 144(b)(2).

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is not, and has not for a period of three months preceding the sale been, an affiliate of us and has beneficially owned shares of our common stock for at least six months would be entitled to freely sell such common stock subject only to the availability of current public information regarding us, and subject to no restrictions if such person has held the shares for at least 12 months.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    •
    1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; or

    •
    the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all of our Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

We will enter into a lock-up agreement with the underwriters, and all of our directors and officers and the holders of substantially all of our outstanding shares, stock options and warrants have entered into or will enter into lock-up agreements with the underwriters or us. Under the agreements, we may not issue any new shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, and the holders of common stock, options and warrants may not sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Piper Jaffray for a period of 180 days, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under "Underwriting."

Registration Rights

Upon completion of this offering, the holders of approximately 12,120,893 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, subject to the lock-up arrangement described above. For a description of these registration rights, please see "Description of Capital Stock—Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As of December 31, 2010, options to purchase a total of 2,805,985 shares of our common stock were outstanding, including 403,570 shares subject to options that are subject to call options held by us, exercisable as of December 31, 2010 at $9.79 per share. Subsequent to December 31, 2010, we granted options to purchase 85,500 shares of our common stock pursuant to our 2001 stock plan. Following this offering, we intend to register on a registration statement on Form S-8 up to approximately 2,126,229 shares of common stock that may be issued upon exercise of outstanding stock options granted under our 2001 stock plan, 294,865 shares of our common stock that may be issued upon the vesting of RSUs granted under our 2001 stock plan, 565,474 shares of our common stock that may be issued upon exercise of outstanding stock options granted outside of our equity incentive plans, and 490,360 shares of common stock that are authorized for future issuance or grant under our 2011 equity incentive plan, 193,045 shares of common stock that are authorized for future issuance or grant under our 2011 employee stock purchase plan, such plans to be effective upon the

completion of this offering, and the                IPO Bonus Shares. To the extent we register these shares they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and, with respect to affiliates, Rule 144.

In addition, 199,782 shares subject to options are not eligible for registration on Form S-8. All these shares, will be tradable beginning 181 days after the date of this prospectus and six months from the date of exercise of the options, subject to the limitations on shares sold by affiliates under Rule 144(b)(2).

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities might be repealed, revoked, or modified, possibly on a retroactive basis, so as to result in U.S. federal income and other tax consequences different from those discussed below. For purposes of this summary, a "non-U.S. holder" is any beneficial owner of our common stock that holds our common stock as a capital asset for U.S. federal income tax purposes and is not a citizen or resident of the U.S., a corporation organized under the laws of the U.S. or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will generally depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their own tax advisors. This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, such as:

    •
    insurance companies;

    •
    tax-exempt organizations;

    •
    financial institutions;

    •
    brokers or dealers in securities or currencies;

    •
    regulated investment companies;

    •
    real estate investment trusts;

    •
    persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

    •
    traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

    •
    persons liable for alternative minimum tax;

    •
    partnerships or entities treated as partnerships, or other pass though entities for U.S. federal tax purposes (or investors in such entities);

    •
    owners (actually or constructively) of 5% or more of our common stock;

    •
    certain U.S. expatriates; or

    •
    persons who acquired our common stock as compensation for services.

Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state or local laws, tax treaties and, except to the limited extent discussed below, gift or estate tax laws.

The following discussion applies only to Non-U.S. Holders. Special rules may apply to you if you are a "controlled foreign corporation" or a "passive foreign investment company," or are otherwise subject to special treatment under the IRC. Any such holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

Distributions

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, any distribution paid to a non-U.S. holder on our common stock (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) will be a dividend taxed in the manner described below. Any distribution not constituting a dividend will be treated as first a return of capital that reduces a non-U.S. holders adjusted tax basis in the common stock but not below zero. Any excess will be treated as gain on the sale or distribution of the common stock as described below under the heading "Sale of Our Common Stock."

Dividends will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, if the non-U.S. holder satisfies the applicable conditions under the terms of an applicable income tax treaty between the U.S. and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by providing a properly completed Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the U.S. and the non-U.S. holder's country of residence apply, are attributable to a permanent establishment you maintain in the U.S., are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Our Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock, unless:

    •
    the gain is (1) effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if an income tax treaty applies between the U.S. and the non-U.S. holder's country of residence, the gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the U.S. (in which case the special rules described below apply);

    •
    subject to certain exceptions, the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

    •
    we are considered to be, or to have been in the five years prior to the transaction, a "U.S. real property holding company" (or USRPHC) and either our common stock ceases to be traded on an established securities market or the gain on the sale, exchange, or other disposition of our common stock is realized by a non-U.S. holder who has held more than 5% of our common stock in the five years prior to the transaction.

In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a U.S. real property holding company or that we are likely to become one in the future.

If any gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder and if an income tax treaty between the U.S. and the non-U.S. holder's country of residence applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the U.S., then, subject to the application of an income tax treaty, the gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of an income tax treaty between the U.S. and the holder's country of residence, any "effectively connected" gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the U.S. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax" in addition to any regular U.S. federal income tax on the dividend or gain. The branch profits tax rate is generally 30 percent, although an applicable income tax treaty between the U.S. and the non-U.S. holder's country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the U.S. and the decedent's country of residence.

Backup Withholding and Information Reporting

The IRC and the Treasury regulations promulgated thereunder require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by

"backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The backup withholding tax rate is currently 28 percent and is scheduled to increase to 31% for payments made after December 31, 2010. These backup withholding rules generally do not apply to payments to corporations.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under "—Dividends," above. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the U.S. by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the U.S. by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) is a "controlled foreign corporation" as to the U.S., or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50 percent (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder provided the required information is timely provided to the IRS.

Recent Legislation

On March 18, 2010, the President signed the Hiring Incentives to Restore Employment Act (or the HIRE Act) into law. The HIRE Act added a new chapter 4 to the IRC. Effective for payments made after December 31, 2012, chapter 4 generally requires us or a paying agent (in its capacity as such) to deduct and withhold a tax equal to 30% of any payments made on our common stock, such as dividends, to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign institution or entity is acting as an intermediary), and requires any person having the control, receipt, custody, disposal, or payment of any gross proceeds of sale or other disposition of our common stock to deduct and withhold a tax equal to 30% of any such proceeds, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), and (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on an investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Subject to the terms and conditions set forth in a purchase agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Needham & Company, LLC

Total

Of the                    shares to be purchased by the underwriters,                   shares will be purchased from us and 116,000 shares will be purchased from the selling stockholder.

The purchase agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

Piper Jaffray expects to deliver the shares of common stock to purchasers on or about                           , 2011.

We have granted a 30-day option to the underwriters to purchase up to                 additional shares of our common stock at the initial public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the purchase agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Prior to this offering, there has been no established market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus will be determined by negotiation between us and the representatives and may not reflect the market price for our common stock that may prevail following this offering. The principal factors in determining the initial public offering price will include:

    •
    the information presented in this prospectus and otherwise available to the underwriters;

    •
    the history of and the prospects for our industry;

    •
    the ability of our management;

    •
    our past and present operations;

    •
    our historical results of operations;

    •
    our prospects for future operational results;

    •
    the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

    •
    the general condition of the securities markets at the time of this offering.

We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Association. The underwriters may allow, and the other dealers specified may re-allow, concessions not in excess of $          per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	No Exercise	Full Exercise
Per share underwriting discounts and commissions paid by us	$	$
Per share underwriting discounts and commissions paid by the selling stockholder	$	$
Total underwriting discounts and commissions paid by us	$	$
Total underwriting discounts and commissions paid by the selling stockholder	$	$

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $             , and the total fees and expenses payable by the selling stockholder, excluding underwriting discounts and commissions, will be $             .

We and the selling stockholder will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we or the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

All of our directors, certain of our executive officers, the selling stockholder and certain of our other stockholders have agreed not to offer, sell, contract to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (a) during the period that begins on the date that is 17 calendar days before the last day of the 180-day period and ends on the last day of the 180-day period, we issue an earnings release or publicly announce material news or if a material event relating to us occurs, or (b) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period after the date we issued the earnings release, publicly announced the material news or the material event occurred unless otherwise waived by Piper Jaffray. We do not anticipate requesting a waiver or shortening of the lock-up agreement from Piper Jaffray and have no reason to believe that any person who has or will enter into a lock-up agreement with Piper Jaffray in connection with the offering will make such a request.

The restrictions described in the immediately preceding paragraph do not apply to:

    •
    sales of shares of common stock offered in this offering;

    •
    transactions relating to shares of common stock acquired in open market transactions after the completion of the offering;

    •
    exercises of options or warrants by the holders thereof;

    •
    exercises of call options held by us on certain options to purchase shares of our common stock;

    •
    sales to us;

    •
    transfers among certain of our stockholders prior to the date of this prospectus, provided that such stockholders have agreed to the restrictions described in the immediately preceding paragraph;

    •
    the transfer of shares of common stock as a bona fide gift;

    •
    the transfer of shares to any trust for the stockholder's direct or indirect benefit or a member of the immediate family of the stockholder; and

    •
    the distribution of shares of common stock to partners, members, stockholders or affiliates of our stockholders;

provided that in the case of each of the last three types of transactions, subject to limited exceptions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required or shall be made voluntarily in connection with these transactions. In addition, our directors and officers are permitted under certain circumstances to enter into a written plan or agreement that meets the requirements of Rule 10b5-1 under the Securities Exchange Act.

We have agreed that for a period of 180 days after the date of this prospectus, subject to an 18-day extension similar to that described above, we will not, without the prior written consent of Piper Jaffray, offer, sell or otherwise dispose of any shares of common stock, except for:

    •
    the shares of common stock offered in this offering;

    •
    the shares of common stock issuable upon exercise of options outstanding on the date of this prospectus;

    •
    the shares of common stock issuable upon exercise of warrants outstanding on the date of this prospectus; and

    •
    the shares of our common stock that are issued under the equity incentive plans described in this prospectus.

These restrictions will remain in effect beyond the 180-day period under the same circumstances described above.

Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol "NXSN," subject to official notice of issuance.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the shares by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares to the extent that it discourages resales of the shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time. Some underwriters and selling group members may also engage in passive market making transactions in our shares. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price listed on the cover page of this prospectus.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Weil, Gotshal & Manges LLP, Redwood Shores, California, has advised the underwriters in connection with the offering of common stock.

EXPERTS

The consolidated financial statements and schedule of Nexsan Corporation and subsidiaries as of June 30, 2009 and 2010, and for each of the years in the three-year period ended June 30, 2010, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the NASDAQ Global Market. For further information on obtaining copies of our public filings at the NASDAQ Global Market, you should call (212) 656-5060.

NEXSAN CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nexsan Corporation:

We have audited the accompanying consolidated balance sheets of Nexsan Corporation and subsidiaries (the Company) as of June 30, 2009 and 2010, and the related consolidated statements of operations, preferred stock, stockholders' deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nexsan Corporation and subsidiaries as of June 30, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Los Angeles, California
January 19, 2011

NEXSAN CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

				Pro Forma Stockholders' Equity (note 1) as of December 31, 2010
	As of June 30,
			As of December 31, 2010
	2009	2010
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,092	$9,687	$10,943
Trade accounts receivable, net of allowance for doubtful accounts of $1, $128 and $139, respectively	11,384	10,889	14,505
Inventories	4,952	7,791	8,233
Prepaid expenses and other current assets	1,592	3,581	3,632
Deferred income taxes	—	—	54

Total current assets	27,020	31,948	37,367
Property and equipment, net	1,595	1,908	1,934
Other non-current assets	242	467	532
Deferred income taxes	—	—	629

Total assets	$28,857	$34,323	$40,462

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$5,629	$6,288	$7,340
Accrued expenses	3,864	4,994	5,361
Deferred revenue	1,687	2,550	2,839
Notes payable, excluding long-term portion	3,000	10	—

Total current liabilities	14,180	13,842	15,540

Note payable to related party	—	2,744	2,917
Notes payable, long-term	10	—	—
Deferred revenue, non-current	439	1,243	1,667
Other long-term liabilities	2,113	3,473	4,207

Total liabilities	16,742	21,302	24,331

Commitments and contingencies
Redeemable convertible preferred stock:
Series A, $0.001 par value.
Authorized, 8,201,877 shares; issued and outstanding, 4,163,229 shares at June 30, 2009 and 2010 and December 31, 2010 (unaudited) liquidation preference of $17,340 at June 30, 2009 and 2010 and December 31, 2010 (unaudited), no shares issued and outstanding pro forma (unaudited)	15,431	15,431	15,431	$—
Series C, $0.001 par value.
Authorized, 2,857,142 shares; issued and outstanding, 2,352,947 shares at June 30, 2009 and 2010 and December 31, 2010 (unaudited); liquidation preference of $12,353 at June 30, 2009 and 2010 and December 31, 2010 (unaudited), no shares issued and outstanding pro forma (unaudited)	11,998	11,998	11,998	—

Total redeemable convertible preferred stock	27,429	27,429	27,429	—

Stockholders' deficit:
Series B preferred stock, $0.001 par value. Authorized, issued, and outstanding, 1 share at June 30, 2009 and 2010 and December 31, 2010 (unaudited); no shares issued and outstanding pro forma (unaudited)	—	—	—	—
Common stock, $0.001 par value. Authorized, 20,369,550 shares; issued and outstanding 4,383,052, 4,403,529 and 4,409,093 shares at June 30, 2009, June 30, 2010 and December 31, 2010 (unaudited), respectively and 11,389,552 at December 31, 2010 pro forma (unaudited)	4	4	4	11
Exchangeable stock in wholly owned subsidiary, no par value.
Authorization based on common share authorization; issued and outstanding, 464,283 at June 30, 2009 and 2010 and December 31, 2010 (unaudited) and no shares issued and outstanding pro forma (unaudited)	3,033	3,033	3,033	—
Additional paid-in capital	18,561	19,847	20,843	51,298
Note receivable from stockholder	(37)	(38)	(39)	(39)
Accumulated other comprehensive loss	(2,253)	(3,288)	(3,238)	(3,238)
Accumulated deficit	(34,622)	(33,966)	(31,901)	(31,901)

Total stockholders' equity (deficit)	(15,314)	(14,408)	(11,298)	$16,131

Total liabilities and stockholders' deficit	$28,857	$34,323	$40,462

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended June 30,				Six Months Ended December 31,
	2008	2009	2010		2009	2010
					(unaudited)
Revenue	$62,676	$60,895		$68,924	$34,311		$40,361
Cost of revenue	40,754	35,544		41,196	20,253		22,696

Gross profit	21,922	25,351		27,728	14,058		17,665
Operating expenses:
Research and development	5,364	5,316		6,467	3,302		3,479
Sales and marketing	10,444	11,112		15,176	7,532		9,280
General and administrative	6,289	4,678		5,076	2,620		2,879
Postponed public offering costs	3,447	449		—	—		—

Total operating expenses	25,544	21,555		26,719	13,454		15,638

Income (loss) from operations	(3,622)	3,796		1,009	604		2,027
Other income (expense):
Interest expense	(2,018)	(700)		(694)	(253)		(465)
Foreign currency transaction gain	166	402		311	567		363
Other (income) expense, net	303	288		281	(244)		(27)
Loss on extinguishment and modification of debt	(197)	—		—	—		—

Total other income (expense)	(1,746)	(10)		(102)	70		(129)

Income (loss) before income taxes	(5,368)	3,786		907	674		1,898
Income tax benefit (expense)	35	(279)		(308)	(177)		167

Net income (loss)	$(5,333)	$3,507		$599	$497		$2,065

Net income (loss) per share, basic	$(1.09)	$0.23		$0.00	$0.00		$0.18

Net income (loss) per share, diluted	$(1.09)	$0.22		$0.00	$0.00		$0.17

Shares used in computing net income (loss) per share, basic	4,910	4,827		4,858	4,851		4,870
Shares used in computing net income (loss) per share, diluted	4,910	5,154		4,858	4,851		9,153
Pro forma net income per common share, basic and diluted (unaudited)			$			$

Shares used in computing pro forma net income per common share, basic (unaudited)
Shares used in computing pro forma net income per common share, diluted (unaudited)

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES
Consolidated Statements of Preferred Stock, Stockholders' Deficit and Comprehensive Income (Loss)
(in thousands)

	Redeemable convertible preferred stock
	Series A		Series C		Common stock		Exchangeable stock			Notes receivable from stockholders	Accumulated other comprehensive loss
									Additional paid-in capital			Accumulated deficit	Total stockholders' deficit	Comprehensive income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at June 30, 2007	4,163	$15,431	2,353	$11,998	4,656	$5	342	$2,186	$18,015	$(3,685)	$(1,224)	$(32,796)	$(17,499)
Issuance of stock for services	—	—	—	—	72	—	122	847	497	—	—	—	1,344
Beneficial conversion feature related to convertible bridge debt	—	—	—	—	—	—	—	—	1,756	—	—	—	1,756
Stock-based compensation	—	—	—	—	—	—	—	—	1,324	—	—	—	1,324
Interest on stockholders' notes	—	—	—	—	—	—	—	—	82	(82)	—	—	—
Cancellation of stockholders' notes	—	—	—	—	(400)	(1)	—	—	(3,731)	3,732	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,333)	(5,333)	(5,333)
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	(221)	—	(221)	(221)

Total comprehensive loss														$(5,554)

Balances at June 30, 2008	4,163	15,431	2,353	11,998	4,328	4	464	3,033	17,943	(35)	(1,445)	(38,129)	(18,629)
Exercise of warrants	—	—	—	—	42	—	—	—	1	—	—	—	1
Exercise of stock options	—	—	—	—	13	—	—	—	25	—	—	—	25
Stock-based compensation	—	—	—	—	—	—	—	—	590	—	—	—	590
Interest on stockholder's note	—	—	—	—	—	—	—	—	2	(2)	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	3,507	3,507	3,507
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	(808)	—	(808)	(808)

Total comprehensive income														$2,699

Balances at June 30, 2009	4,163	$15,431	2,353	$11,998	4,383	$4	464	$3,033	$18,561	$(37)	$(2,253)	$(34,622)	$(15,314)
Cumulative effect of change in accounting principle—adoption of ASC 815-40	—	—	—	—	—	—	—	—	(220)	—	—	57	(163)

Adjusted balance at July 1, 2009	4,163	15,431	2,353	11,998	4,383	4	464	3,033	18,341	(37)	(2,253)	(34,565)	(15,477)
Exercise of stock options, including tax benefit of $47	—	—	—	—	21	—	—	—	117	—	—	—	117
Stock-based compensation	—	—	—	—	—	—	—	—	1,388	—	—	—	1,388
Interest on stockholder's note	—	—	—	—	—	—	—	—	1	(1)	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	599	599	599
Foreign currency translation loss	—	—	—	—	—	—	—	—	—	—	(1,035)	—	(1,035)	(1,035)

Total comprehensive loss														$(436)

Balances at June 30, 2010	4,163	15,431	2,353	11,998	4,404	4	464	3,033	19,847	(38)	(3,288)	(33,966)	(14,408)
Exercise of stock options, including tax benefit of $5 (unaudited)	—	—	—	—	5	—	—	—	24	—	—	—	24
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	971	—	—	—	971
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	2,065	2,065	2,065
Interest on stockholder's note (unaudited)	—	—	—	—	—	—	—	—	1	(1)	—	—	—	—
Foreign currency translation loss (unaudited)	—	—	—	—	—	—	—	—	—	—	50	—	50	50

Total comprehensive income (unaudited)														$2,115

Balances at December 31, 2010 (unaudited)	4,163	$15,431	2,353	$11,998	4,409	$4	464	$3,033	$20,843	$(39)	$(3,238)	$(31,901)	$11,298

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(5,333)	$3,507	$599	$497	$2,065
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,130	881	1,008	476	648
Stock compensation expense	3,473	337	1,408	1,434	1,302
Amortization of discounts and deferred costs related to notes payable	1,525	446	292	104	202
Gain on revaluation of note conversion features	(51)	(155)	—	—	—
(Gain) loss on revaluation of warrant liability	—	—	(258)	260	33
Deferred income taxes	—	—	—	—	(684)
Loss on extinguishment and modification of debt	197	—	—	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(3,113)	(2,264)	13	92	(3,565)
Inventories	(1,617)	608	(3,112)	(2,206)	(353)
Prepaid expenses and other current assets	(103)	286	(2,019)	(215)	(4)
Other non-current assets	17	81	(118)	(63)	(89)
Accounts payable	3,859	(361)	930	1,365	978
Accrued expenses	1,591	(876)	1,188	(371)	335
Deferred revenue	1,030	(1,199)	1,709	705	691
Other long-term liabilities	(14)	(141)	338	98	367

Net cash provided by operating activities	2,591	1,150	1,978	2,176	1,926

Cash flows from investing activities:
Capital expenditures	(1,407)	(678)	(1,340)	(517)	(639)
Change in restricted cash	—	500	—	—	—

Net cash used in investing activities	(1,407)	(178)	(1,340)	(517)	(639)

Cash flows from financing activities:
Proceeds from borrowings under revolving line of credit	—	3,000	—	—	—
Proceeds from issuance of note payable to related party	—	—	3,600	3,600	—
Payments on notes payable	(2,600)	(3,000)	—	—	(10)
Payments on revolving line of credit	—	—	(3,000)	(3,000)	—
Deferred financing fees	—	(20)	(154)	(154)	—
Proceeds from exercise of stock options	—	25	70	35	19
Excess tax benefit from exercise of options and warrants	—	—	47	—	5

Net cash provided by (used in) financing activities	(2,600)	5	563	481	14

Net increase (decrease) in cash and cash equivalents	(1,416)	977	1,201	2,140	1,301
Effect of foreign exchange rates on cash and cash equivalents	(241)	(385)	(606)	(472)	(45)
Cash and cash equivalents at beginning of period	10,157	8,500	9,092	9,092	9,687

Cash and cash equivalents at end of period	$8,500	$9,092	$9,687	$10,760	$10,943

Supplemental disclosures:
Cash paid for interest	$80	$676	$54	$34	$23
Cash paid for income taxes	—	641	286	274	360
Non-cash disclosures:
Value assigned to conversion feature in connection with convertible bridge debt	1,943	—	—	—	—
Surrender of notes receivable from stockholders, including accrued interest, and cancellation of restricted stock	3,732	—	—	—	—
Fair value of Series C redeemable convertible preferred stock warrant issued in connection with note payable to related party	—	—	1,106	1,106	—

See accompanying notes to consolidated financial statements.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Description of Business and Significant Accounting Policies

(a) Description of Business

Nexsan Corporation (the Company), a Delaware corporation, was incorporated in November 2000. The Company provides disk-based storage systems that enable mid-sized organizations to store digital information. The Company's products are optimized for the efficient storage and protection of unstructured data, the type of digital information that mid-sized organizations are producing in increasingly greater quantities. The Company has three wholly owned operating subsidiaries, which are located in California (Nexsan Technologies, Inc.), England (Nexsan Technologies, Ltd.), and Montreal (Nexsan Technologies Canada, Inc.)

(b) Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

In March 2010, the Company effected a 10.5-for-1 reverse stock split of the Company's common stock, Series A and C preferred stock, and exchangeable stock. All share and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

(c) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(d) Unaudited Interim Financial Information

The consolidated balance sheet as of December 31, 2010, the consolidated statements of operations and cash flows for the six months ended December 31, 2009 and 2010, and the consolidated statements of preferred stock, stockholders' deficit and comprehensive income (loss) for the six months ended December 31, 2010 are unaudited. The amounts as of December 31, 2010 and for the six months ended December 31, 2009 and 2010 included within the notes to consolidated financial statements are also unaudited. In the opinion of the Company's management, the unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and all adjustments (which include normal recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows, and change in preferred stock, stockholders' deficit and comprehensive income (loss) at December 31, 2010 and for the six months ended December 31, 2009 and 2010 have been made. Interim results are not necessarily indicative of the results that will be achieved for the year, for any other interim period, or for any future year.

(e) Unaudited Pro Forma Stockholders' Equity

The Company has filed a registration statement with the U.S. Securities and Exchange Commission to sell shares of its common stock to the public. The unaudited pro forma stockholders' equity gives effect, upon completion of the initial public offering, to the conversion of all of the outstanding shares of Series A and C redeemable convertible preferred stock and exchangeable stock into 6,980,459

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

shares of common stock based on the number of shares of Series A and C redeemable convertible preferred stock and exchangeable stock outstanding at December 31, 2010.

The IPO Bonus Shares, which are not included in the unaudited pro forma stockholders' equity, will be issued to certain executive officers immediately prior to the completion of the Company's initial public offering, as defined in note 5. Based on an assumed initial public offering price of $         per share, the total value of the award would be $         million, of which $       million would be recorded as expense on the date of this prospectus for the vested portion of the awards, resulting in an increase in pro forma accumulated deficit. The Company would pay the bonus in cash of $       million, representing the recipients' tax withholdings, and issue approximately                shares valued at $       million, with $        million of expense to be recognized over the remaining two year service period. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock and exchangeable stock, of $15.7 million would be reduced by $        million to $          million assuming the issuance of the IPO Bonus Shares.

(f) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires company management to make a number of judgments, estimates, and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include revenue recognition, provisions for product warranties granted to customers, valuation allowances for receivables, inventories, and deferred income tax assets, and valuation of stock-based compensation, warrants, and conversion features associated with notes payable.

The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, the current economic climate has increased the uncertainty inherent in such estimates and judgments, and future events are subject to change and the best estimates and judgments routinely require adjustment. Actual results could differ from these estimates.

(g) Revenue Recognition

The Company derives revenue from sales of hardware systems, software systems, and services, as defined below. The Company sells its products primarily through channel partners including resellers, original equipment manufacturers and systems integrators. Revenues from product sales are recognized when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is reasonably assured. The Company's fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. The Company's agreements generally do not include acceptance provisions. To the extent that agreements contain such terms, revenue is recognized once the acceptance provisions have been met. The Company does not offer price protection or stock rotation rights. The Company assesses the ability to collect from channel partners based on a number of factors, including creditworthiness and past transaction history. If the channel partner is not deemed creditworthy, all revenue from the arrangement is deferred until payment is received and all other

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

revenue recognition criteria have been met. Shipping charges are generally paid by the Company's channel partners. However, shipping charges, when billed to channel partners, are recorded as revenue and the related shipping costs are included in cost of revenue.

A reserve for sales returns is established based on the Company's historical experience with returns. The Company monitors and analyzes the accuracy of sales returns estimates by reviewing actual returns and adjusts the reserves for future expectations to determine the adequacy of current and future reserve needs. If actual future returns and allowances differ from past experience and expectations, additional allowances may be required.

The Company has arrangements with its channel partners to reimburse them for cooperative marketing costs meeting specified criteria. In accordance with FASB Accounting Standards Codification (ASC) 605-50, Revenue Recognition, Customer Payments and Incentives (ASC 605-50), reimbursements to the channel partners meeting such specified criteria are recorded within sales and marketing expenses in the consolidated statements of operations. Those marketing costs not meeting these criteria are recorded as a reduction of revenue.

Hardware Systems Sales

Hardware systems sales consist of the sales of RAID storage products. Software is incidental to the functionality of these products. Accordingly, the Company applies the provisions of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and all related interpretations.

Hardware system sales may also include sales of premium and extended warranties. For multiple element arrangements that include hardware systems and premium and extended warranties, the Company recognizes revenue in accordance with ASC 605-25, Revenue Recognition, Multiple-Element Arrangements (ASC 605-25). The Company has determined that it has objective and reliable evidence of fair value, in accordance with ASC 605-25, to allocate revenue separately to hardware and hardware warranties. Accordingly, revenue for hardware components is generally recognized upon shipment, which is when the risk of loss is transferred to the buyer. In accordance with ASC 605-20, Revenue Recognition, Services (ASC 605-20), the Company recognizes revenue relating to its premium and extended hardware warranties ratably over the premium and extended warranty period, which is generally one to three years.

Software Systems Sales

Software systems sales consist of the sale of the Company's Assureon and DATABeast products where software has been determined to be essential to the functionality of the product.

The Company's software systems sales comprise multiple elements, which include hardware, software, installation, training, hardware maintenance, and software support. A system is considered delivered for revenue recognition purposes when the system is installed, training is provided, and the system is working as expected. Software support includes telephone support, bug fixes, and unspecified software upgrades and enhancements, on a when-and-if available basis, over the term of the support period. Hardware maintenance and software support are considered post-contract customer support (PCS), under ASC 985-605, Software, Revenue Recognition. Prior to the fourth quarter of fiscal year 2008, the Company did not have vendor-specific objective evidence (VSOE) of fair value for its PCS.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

Accordingly, in these instances, the Company recognized all of the revenue elements from software systems sales ratably over the support period, which is typically one year. Effective in the fourth quarter of fiscal year 2008, the Company was able to establish VSOE of fair value for PCS on certain arrangements based on a stated renewal rate for PCS services, which the Company determined are substantive, and in these instances, the Company allocates revenue to the delivered elements using the residual method. The stated renewal rate is the rate billed for the first year PCS services and is computed in order to provide a competitive offering to our customers and provide a higher gross margin than the Company's product gross margins.

Evaluation Units

Certain hardware products are shipped as evaluation units whereby the customer is under no obligation to buy until it determines the product is acceptable. If the customer does not wish to purchase the product, it is returned to the Company and the customer is under no further obligation, assuming the product is in good condition. For these transactions, the Company does not recognize revenue until the product is accepted by the customer, which is evidenced by the earlier of a valid purchase order or full cash payment. Evaluation units at customer locations are included in inventory in the accompanying consolidated balance sheets.

Revenue Recognition for Arrangements with Multiple Deliverables

In October 2009, an accounting standards update was issued, which removes tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of industry specific software revenue guidance. At the same time, an accounting standards update was issued amending the accounting standard for multiple element revenue arrangements which are not in the scope of industry specific software revenue recognition guidance to provide updated guidance to separate the deliverables and to measure and allocate arrangement consideration to one or more units of accounting. The new guidance eliminates the use of the residual method and requires an entity to allocate arrangement consideration at the inception of the arrangement to all deliverables using the relative selling price method. In contrast to the residual method, this has the effect of allocating any inherent discount in a multiple element arrangement to each of the deliverables on a proportionate basis. The guidance also expands the disclosure requirements to require an entity to provide both qualitative and quantitative information about the significant judgments made in applying the revised guidance and subsequent changes in those judgments that may significantly affect the timing or amount of revenue recognition. The revised revenue recognition accounting standards are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted the amended accounting guidance at the beginning of its first quarter of fiscal year 2011 on prospective basis for applicable revenue transactions originating or materially modified after June 30, 2010.

The Company enters into revenue arrangements that may contain multiple deliverables of its product and support offerings. For example, a customer may purchase a storage system and PCS. This arrangement would consist of multiple elements with the hardware and software products delivered in one reporting period and the PCS delivered across multiple reporting periods.

Starting in fiscal year 2011, when a sales arrangement contains multiple elements and software and non-software components function together to deliver the tangible products' essential functionality, the

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

Company allocates revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy which requires the use of VSOE of fair value if available, TPE if VSOE is not available, or ESP if neither VSOE nor TPE is available. VSOE is based on the price charged when the element is sold separately. Although the Company does often sell storage systems on a stand-alone basis, the availability of VSOE data is limited due to the wide variety of configurations offered. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a reasonable price range. VSOE is widely available for PCS resulting from annual renewals. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, consistent and reliable pricing data on a comparable basis from the Company's competitors is not readily available. Therefore, the Company concluded that no reliable TPE is available for its products and services. The ESP is established considering multiple factors including, but not limited to, the Company's pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs and competitor pricing strategies.

The adoption of the new accounting guidance did not have a material impact on the Company's consolidated financial statements for the six months ended December 31, 2010. The Company does not expect that this change in revenue recognition standards will have a significant effect on revenue in the future periods due to the Company's pricing practices and the existence of VSOE for the Company's PCS. The Company regularly reviews VSOE, TPE and ESP and maintains internal controls over the establishment and updates of these estimates.

Services Revenue

Services revenue consists of installation services, hardware maintenance and training. Installation services are considered to be essential to the functionality of the Company's products in specific circumstances where the services require specialized skills, alter the product capabilities to function properly in the customer's IT environment, and/or may not be performed by the Company's customers or other vendors. In these transactions, the related product revenue is considered to be contingent until the installation services are complete and the equipment is working as expected, at which time, the revenue is recognized for the product, including installation services. When installation services are not considered essential to the functionality of the product as described above, the installation revenue is recognized upon the completion of the installation services due to the short time period over which the services are performed. Hardware maintenance includes the premium and extended warranties discussed above. Training revenue is recognized as the training services are delivered.

(h) Product Warranty Liability

The Company generally warrants its products for a period of three years. A provision for estimated future warranty costs is recorded when revenue is recognized and is included in cost of revenue. The Company's estimate of product warranty liability involves many factors, including the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded product warranty liability and adjusts the amounts as necessary. The Company classifies the portion of the product warranty liability that it expects to incur in the next 12 months as a current liability. The Company classifies the portion of the product warranty liability that it expects to incur more than 12 months in the future as a long-term liability.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

(i) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, including money market funds, with a maturity of ninety days or less at the time of purchase. Cash equivalents consist of certificates of deposit, which are stated at fair value. Total cash equivalents were $2.0, $0, and $0 million at June 30, 2009, June 30, 2010, and December 31, 2010 (unaudited), respectively.

(j) Trade Accounts Receivable

The Company is exposed to credit risk as a result of extending uncollateralized trade credit to customers.

The Company maintains an allowance for doubtful trade accounts receivable. This reserve is established based upon an analysis of specific exposures. The provision for doubtful accounts is recorded as a charge to general and administrative expense. The allowance for doubtful accounts as of June 30, 2009 and 2010, and December 31, 2010 was $1,000, $128,000, and $139,000 (unaudited), respectively.

(k) Inventories

Inventories include material and related manufacturing overhead and are stated at the lower of cost or market. Cost is determined using the average-cost method. The Company reduces the value of its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. Allowances, once established, are not reversed until the related inventory has been sold or scrapped.

(l) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization and are subject to adjustments for impairment.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives are as follows:

Machinery and equipment	2 to 5 years
Furniture and fixtures	5 to 7 years
Leasehold improvements	Shorter of estimated useful life or lease term

(m) Derivative Financial Instruments

The Company applies the provisions of the ASC 815, Derivatives and Hedging (ASC 815) which requires that all derivatives be recorded on the balance sheet at fair value. The Company has recorded derivative liabilities related to the conversion rights held by the Company's convertible bridge debt holders in the event of a defined disposition or financing transaction (see note 7).

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

(n) Research and Development and Software Development Cost

All costs to develop the Company's products are expensed as incurred. In accordance with ASC 985-20, Software, Costs of Software to be Sold, Leased, or Marketed (ASC 985-20), software development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Generally, the Company's products are released for sale soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

(o) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2008, 2009 and 2010 were $11,000, $109,000, and $80,000 respectively, and for the six months ended December 31, 2009 and 2010 were $66,000 and $97,000, (unaudited), respectively.

(p) Stock Option Plan

The Company estimates the value of fixed stock-based awards on the date of grant or modification using the Black-Scholes option pricing model. For stock-based awards subject to graded vesting, the Company has utilized the straight-line method for recognizing compensation cost by period and a single option award approach. The fair value of awards expected to vest is amortized over the requisite service periods of the awards, which is generally the period from the grant date to the end of the vesting period.

For the years ended June 30, 2008, 2009 and 2010, the Company recorded stock-based compensation expense of, $3.5 million, $337,000, and $1.4 million respectively, in accordance with ASC 718, Compensation—Stock Compensation (ASC 718). For the six months ended December 31, 2009 and 2010, stock-based compensation expense was $1.4 million and $1.3 million, (unaudited), respectively.

Given the absence of an active market for the Company's common stock prior to this offering, the Company's board of directors determined the fair value of the Company's common stock in connection with the Company's grant of options and stock awards. In periods prior to June 30, 2007, the Company's board of directors made such determinations based on valuation criteria and analyses, the business, financial, and venture capital experience of the individual directors, and input from management. In connection with the preparation of the Company's consolidated financial statements in anticipation of a potential initial public offering (IPO), quarterly valuations were performed to estimate the fair value of the Company's common stock for financial reporting purposes through the use of contemporaneous valuations of the Company's common stock commencing at June 30, 2007.

Determining the fair value of the Company's common stock requires making complex and subjective judgments. In estimating the fair value of the Company's common stock, the Company employed a two-step approach that first estimated the fair value of the Company as a whole, and then allocated the enterprise value to the Company's common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

The Company utilized an income approach and two market approaches to estimate the Company's enterprise value. The income approach consisted of the discounted cash flow method, which involved applying appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. These cash flow estimates were consistent with the plans and estimates that management used to manage the business. There is inherent uncertainty in making these estimates. The risks associated with achieving the forecasts were assessed in selecting the appropriate discount rates, which ranged from 15.0% to 17.5%. If different discount rates had been used, the valuations would have been different. The market approaches that the Company used were a comparable public company analysis and a comparable acquisition analysis, although the comparable transaction analysis was not used for valuations subsequent to September 30, 2008 due to the lack of sufficient recent data. Based on the three approaches, the Company arrived at a high and low range for the total equity value of the Company and concluded on the average of the three as the estimated enterprise value.

The Company then utilized the option-pricing method to allocate the total equity value to the various securities that comprised the Company's capital structure. Application of this method involved making estimates of the anticipated timing of a potential liquidity event such as a sale of the Company or an IPO. The anticipated timing and likelihood of each scenario was based on the plans of the Company's board of directors and management as of the respective valuation date. Under each scenario, the enterprise value of the Company was allocated to preferred and common shares using the option-pricing method under which values are assigned to each class of the Company's preferred stock and the common stock is viewed as an option on the remaining equity value. The options were then valued using the Black-Scholes option pricing model, which required estimates of the volatility of the Company's equity securities. Estimating volatility of the share price of a privately held company is complex because there is no readily available market price for the shares. The volatility of the stock was based on available information on volatility of stocks of publicly traded companies in the Company's industry. Had the Company used different estimates of volatility, the allocations between preferred and common shares would have been different. The option-pricing method resulted in an estimated fair value per share of the Company's common stock that was reduced for lack of marketability by a discount of 1.0% to 17.5% in the valuations. The discounts for lack of marketability at each valuation date were determined by considering restricted stock and studies of pre-IPO company valuations.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

Information regarding stock option grants to the Company's employees and nonemployee members of its board of directors for fiscal years 2008, 2009, 2010, and the six months ended December 31, 2010 is summarized as follows:

Grant date	Number of Shares Subject to Options Granted	Exercise Price per Share	Fair Market Value per Share	Intrinsic Value per Share
September 2007	81,225	$6.45	$6.51	$0.06
October 2007	9,521	6.83	6.83	—
November 2007	1,904	6.93	6.93	—
December 2007	7,618	6.93	7.04	0.11
January 2008(1)	352,380	9.13	7.04	—
April 2008	39,514	7.56	7.56	—
September 2008	77,732	7.46	7.04	—
October 2008	204,244	6.93	6.83	—
December 2008	277,079	6.93	6.62	—
February 2009	48,266	6.51	6.51	—
April 2009	32,140	6.51	6.51	—
July 2009	69,516	6.93	6.93	—
October 2009	19,997	7.04	7.04	—
November 2009	90,909	7.35	7.35	—
January 2010	461,904	9.14	9.14	—
February 2010	270,454	9.35	11.00	1.65
May 2010	85,807	7.04	7.04	—
July 2010 (unaudited)(2)	296,346	7.04	7.04	—
July 2010 (unaudited)	64,000	7.00	7.00	—
October 2010 (unaudited)	43,800	7.31	7.31	—
December 2010 (unaudited)	72,000	8.10	7.80	—

(1)
The exercise price per share compounds annually at a rate of 3.23%.
(2)
Represents repriced replacement options and their exercise price per share.

(q) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some or all or any deferred tax assets will not be realized.

(r) Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings Per Share (ASC 260). Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income (loss) per share is computed giving effect to all dilutive potential shares that were

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

outstanding during the period. Dilutive potential common shares consist of common shares issuable upon exercise of stock options and warrants, and conversions of preferred stock and conversions of debt. For fiscal years 2008 and 2010, all potential common shares were considered anti-dilutive. Accordingly, for these periods diluted net income (loss) per share is equivalent to basic net income (loss) per share. For the fiscal year 2009, and the six months ended December 31, 2009 and 2010, certain potential common shares, primarily consisting of options and warrants, were considered dilutive. The Company's preferred stock has been determined to be participating securities, but does not participate in losses; therefore, all losses are attributable to common stock.

The calculations for pro forma net income per share give effect to the conversion of all outstanding shares of preferred stock and exchangeable stock into common stock as of the beginning of the period and the issuance of the IPO Bonus Shares as of the beginning of the period. In the calculations for fiscal year 2010 and the six months ended December 31, 2010, certain potential common shares were considered anti-dilutive.

(s) Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment (ASC 360), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has considered the potential for impairment of long-lived assets, and no impairment has been recognized during fiscal years 2008, 2009 and 2010, and the six months ended December 31, 2010.

(t) Foreign Currency Translation and Comprehensive Loss

The financial statements of the Company's subsidiaries in the United Kingdom, (U.K.), and Canada use the respective local currency as their functional currency. The U.K. subsidiaries' functional currency is the British pound and the Canadian subsidiary's functional currency is the Canadian dollar. Assets and liabilities of the foreign operations are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the weighted average rate of exchange during the reporting period. Translation gains or losses are included in accumulated other comprehensive loss in the stockholders' deficit section of the consolidated balance sheets.

The Company has not engaged in foreign currency hedging activities.

(u) Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate fair value because of the short maturity of these instruments or the variable nature of the underlying interest rates.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

The Company measures and reports its investments in money market funds at fair value on a recurring basis. The fair value of the Company's investments in money market funds is equal to the net asset value as reported by the funds. Such instruments are classified as Level 1 and are included in cash and cash equivalents. The Company has utilized a valuation model to determine the fair value of the outstanding warrants. The inputs to the model include fair value of the stock related to the warrant, exercise price of the warrant, expected term, volatility and risk free interest rate. As several significant inputs are not observable, the overall fair value measurement of the warrant is classified as Level 3.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 (unaudited):

		Fair Value Measurement Using
	Total Fair Value as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Money market funds	$6,390	$6,390	$—	$—
Liabilities:
Warrants	$1,083	$—	$—	$1,083

The following table summarizes the change in the fair value of the Company's Level 3 warrants during the periods indicated as follows (in thousands):

Fair value, July 1, 2009	$202
Fair value for issuance of warrant	1,106
Fair value adjustment of warrants	(258)

Fair value, June 30, 2010	1,050
Fair value adjustment of warrants (unaudited)	33

Fair value, December 31, 2010 (unaudited)	$1,083

(v) New Accounting Pronouncements

Recently Adopted Standards

In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value, and expands fair value measurement disclosures. In February 2008, the FASB issued additional guidance which deferred the effective date of the fair value guidance to fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually. The Company fully adopted the fair value guidance effective for fiscal year 2010, and the adoption had no impact on the Company's consolidated results of operations or financial position.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

In December 2007, the FASB issued a new standard which establishes principles and requirements for how an acquirer in a business combination: (i) recognizes and measures in its consolidated financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. The new standard is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008 which is the Company's fiscal year beginning July 1, 2009. The Company will apply the provisions of this standard to any future acquisition.

In March 2008, the FASB issued a new standard which updates guidance regarding disclosure requirements for derivative instruments and hedging activities. It responds to constituents' concerns that prior guidance does not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. The disclosure of fair values of derivative instruments and their gains and losses in a tabular format, as required by the new standard should provide a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period-end and the effect of using derivatives during the reporting period. The Company adopted the new standard as of July 1, 2009, which was the required effective date.

In June 2008, the FASB provided guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining the appropriate accounting treatment. This guidance was effective for fiscal years beginning after December 15, 2008. As a result of the adoption of the new guidance on July 1, 2009, a warrant for common stock issued in connection with a note payable that has a down round anti-dilution provision was determined to not be indexed to the Company's stock and therefore required classification as a liability. On July 1, 2009, the Company recorded a warrant liability of $163,000 and recorded a cumulative effect of change in accounting principle of $57,000 as a reduction of accumulated deficit representing the decline in fair value between the warrant issuance date and the adoption date. Additionally, warrants subject to this guidance are adjusted to fair value at the end of each reporting period.

In June 2009, the FASB issued Accounting Standards Update (ASU) 2009-01, Topic 105, Generally Accepted Accounting Principles—Amendments based on Statement of Financial Accounting Standards No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105), to establish the sole source of authoritative U.S. Generally Accepted Accounting Principles recognized by the FASB, excluding Securities and Exchange Commission guidance, to be applied by nongovernmental entities. The guidance in ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted ASC 105 as of July 1, 2009.

The FASB issued ASU 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities that Calculate Net Asset Value per Share, to amend ASC 820, which permits a reporting entity, as a practical expedient, to measure fair value of an investment on the basis of net asset value per share of the investment (or its equivalent) if the net asset value of the investment is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity's

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1) Description of Business and Significant Accounting Policies (Continued)

measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with ASC 820. The Company adopted these changes effective for fiscal year 2010, and the adoption had no impact on the Company's consolidated results of operations or financial position.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force to amend certain guidance in ASC 605-25. The amended guidance in ASC 605-25 (1) modifies the separation criteria by eliminating the criterion that requires objective and reliable evidence of fair value for the undelivered item(s) and (2) eliminates the use of the residual method of allocation and instead requires that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price.

The FASB also issued ASU 2009-14, Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, to amend the scope of arrangements under ASC 985-605 to exclude tangible products containing software components and non-software components that function together to deliver a product's essential functionality.

The amended guidance in ASC 605-25 and ASC 985-605 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application and retrospective application permitted. The Company adopted the amended guidance in ASC 985-605 prospectively, concurrently with the amended guidance in ASC 605-25, beginning on July 1, 2010. The adoption of the amended guidance did not have a material impact on the Company's consolidated financial statements.

Standards Issued but not yet Adopted

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

(w) Concentration of Risk

The Company's cash is invested with financial institutions in deposits that, at times, may exceed federally-insured limits. Management believes that the institutions are financially sound, and accordingly, that minimal credit risk exists. The Company has not experienced any losses on its cash deposits.

The Company does not require collateral to support credit sales. The maximum credit loss that could result from a customers' failure to repay is limited to the recorded accounts receivable balances.

No customer represented greater than 10% of revenue or trade accounts receivable for the years ended June 30, 2009 and 2010, or the six months ended December 31, 2009. As of December 31, 2010, three customers exceeded 10% of trade accounts receivable which represented 33.9% of total trade accounts receivable. No customer represented greater than 10% of revenue for the six months ended December 31, 2010.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(2) Inventories

Inventories are summarized as follows:

	As of June 30,
			As of December 31, 2010
	2009	2010
			(unaudited)
	(in thousands)
Components	$4,904	$7,274	$7,491
Work in process	42	302	70
Finished goods	6	215	672

	$4,952	$7,791	$8,233

(3) Property and Equipment

Property and equipment are summarized as follows:

	As of June 30,
			As of December 31, 2010
	2009	2010
			(unaudited)
	(in thousands)
Machinery and equipment	$7,596	$8,572	$8,253
Furniture and fixtures	422	444	430
Leasehold improvements	401	394	481

	8,419	9,410	9,164
Less accumulated depreciation and amortization	(6,824)	(7,502)	(7,230)

	$1,595	$1,908	$1,934

Depreciation and amortization expense for the years ended June 30, 2008, 2009 and 2010 was $1.1 million, $0.9 million and $1.0 million, respectively. Depreciation and amortization expense for the six months ended December 31, 2009 and 2010 was $476,000 and $648,000 (unaudited), respectively.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(4) Accrued Expenses

Accrued expenses are summarized as follows:

	As of June 30,
			As of December 31, 2010
	2009	2010
			(unaudited)
	(in thousands)
Accrued compensation	$1,443	$2,245	$2,274
Accrued warranty	602	558	633
Other	1,819	2,191	2,454

	$3,864	$4,994	$5,361

(5) Commitments and Contingencies

(a) Leases

The Company has several non-cancelable operating leases that expire through January 2013. Certain leases require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases, including month-to-month leases, during the years ended June 30, 2008, 2009 and 2010 was $663,000, $638,000 and $636,000, respectively, and during the six months ended December 31, 2009 and 2010 was $321,000 and $338,000 (unaudited), respectively.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2010 (unaudited) are as follows (in thousands):

Year ending June 30:
Remaining 6 months of fiscal year 2011	$360
2012	359
2013	212
2014	161
2015	161
2016	161
Thereafter	134

Total minimum lease payments	$1,548

(b) Product Warranties

The Company provides basic limited warranties for its hardware products. The warranty period generally covers three years from the date of purchase.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5) Commitments and Contingencies (Continued)

A summary of the Company's accrued warranty liability activity follows:

	As of June 30,
			As of December 31, 2010
	2009	2010
			(unaudited)
	(in thousands)
Balance at beginning of the period	$1,400	$1,067	$999
Accrual for product warranty issued	563	612	430
Settlements	(896)	(680)	(227)

Balance at end of the period	1,067	999	1,202
Less: current portion included in accrued expenses	(602)	(558)	(633)

Long-term portion included in other long-term liabilities	$465	$441	$569

(c) Non-cancelable Purchase Commitments

The Company outsources the production of its hardware to third-party contract manufacturers. In addition, the Company enters into various inventory-related purchase commitments with these contract manufacturers and other suppliers. The Company had $5.7 million and $3.6 million (unaudited) in non-cancelable purchase commitments with these providers as of June 30, 2010 and December 31, 2010, respectively. The Company expects to sell all products which it has committed to purchase from these providers.

(d) Equity-Based Incentives

The Company has entered into agreements with certain officers to provide for awards of shares of the Company's common stock on the date following the effectiveness of the Company's initial public offering (IPO Bonus Shares). The number of IPO Bonus Shares for the CEO and CFO are a fixed amount, with 2/3 of the award vesting immediately on the IPO effective date and the remaining portion vesting 1/6 on the first anniversary of the IPO and 1/6 vesting on the second anniversary of the IPO. The number of IPO Bonus Shares for other officers is calculated by dividing the "IPO Bonus Value" for each officer by the initial public offering price per share, net of the number of shares withheld by the Company having a fair market value equal to the amount of federal, state, and local income and employment taxes to be withheld with respect to the IPO Bonus Shares. The IPO Bonus Value varies based on the Company's Pre-IPO Value, which is calculated by multiplying the total number of shares of common stock, preferred stock, and exchangeable stock actually outstanding on a treasury stock basis prior to the IPO by the initial public offering price per share. Assuming a Pre-IPO Value range of $        million to $        million, the IPO Bonus Value range would be approximately $          million to $          million, respectively and the additional shares that would be issued range from approximately                to                (on an after-tax basis), respectively.

As a result of the issuance of the IPO Bonus Shares, the Company would incur an expense in the amount equal to the vested portion of the IPO Bonus Value in the quarter of the issuance of the IPO

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5) Commitments and Contingencies (Continued)

Bonus Shares. If the IPO Bonus Shares were issued as of December 31, 2010, the Company's basic and diluted net income per share of $0.18 and $0.17, would be reduced to a net income (loss) per common share of $             , based on an assumed initial public offering price of $         per share, resulting in a Pre-IPO Value of approximately $            million (unaudited). The Company would pay the bonus in cash of $       million, representing the recipients' tax withholdings, issue approximately                 shares valued at $       million and record expense of $       million related to the vested portion of the awards on the IPO date. The remaining expense of $       million would be recognized over the remaining two year service period.

(e) Litigation

In the normal course of business, the Company is subject to various legal proceedings. In the opinion of management, there is no current pending litigation that will have a material effect on the Company's consolidated financial position or results of operations.

(f) Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, and other parties with respect to certain matters, including, but not limited to, losses arising out of its breach of agreements, product liability, services to be provided, or from intellectual property infringement claims made by third parties. Additionally, the Company has agreed to indemnify its officers, employees, and agents serving at the request of the Company to the fullest extent permitted by applicable law.

The terms of these indemnification agreements do not have a specific expiration any time after execution of the agreement. The maximum amount of potential future claims could be unlimited. To date, the Company has not paid any amounts to settle claims or defend lawsuits. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since the agreements do not specify a cap on these obligations but are conditional to the unique facts and circumstances involved. Accordingly, to date, the Company has not recorded any liabilities relating to these agreements.

(6) Note Payable To Related Party

On September 21, 2009, the Company entered into a $3.6 million loan payable with a Series C preferred stockholder. Interest on the debt accrues at 12% per annum on the outstanding principal and interest balances compound monthly. The outstanding principal and interest balances are due September 2012. The agreement contains a prepayment penalty of 3% of the principal balance paid prior to maturity. The loan balance is secured by the general assets of the Company. In connection with the issuance of the loan, the Company granted the lender a warrant to purchase 228,570 shares of the Company's Series C preferred stock at an exercise price of $8.47 per share. The warrant expires in September 2016. The loan balance is shown net of unamortized discount of $856,000 and $683,000 at June 30, 2010 and December 31, 2010 (unaudited), respectively.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7) Notes Payable

Notes payable consist of the following:

	As of June 30,
			As of December 31, 2010
	2009	2010
			(unaudited)
	(in thousands)
Revolving line of credit	$3,000	$—	$—
Convertible bridge debt to stockholders	10	10	—

Total notes payable	3,010	10	—
Less: current portion	3,000	(10)	—

Notes payable, long-term	$10	$—	$—

(a) Revolving Line of Credit

On March 31, 2004, the Company entered into a revolving loan and security agreement with a bank. The agreement was amended several times, most recently on July 28, 2009, to adjust maximum borrowings, maturity dates, covenants, and interest rates. Discounts and fees associated with the loan have been accounted for in accordance with ASC 470-50, Debt, Modifications and Extinguishments (ASC 470-50), and no charges to loss on modification of debt have been made as a result of the amendments in the consolidated statements of operations presented. The agreement allows for maximum borrowings of $5.0 million subject to limits based on the Company's receivables, an interest rate equal to the prime rate (3.25% at June 30, 2010 and December 31, 2010 (unaudited)) plus 1.0% on the outstanding balance and an expiration date of July 31, 2011, at which time all outstanding balances are due and payable. Borrowings outstanding under the agreement as of June 30, 2009 and 2010 and December 31, 2010 (unaudited) were $3.0 million, $0 and $0 respectively. As of December 31, 2010, available borrowings under the agreement were $5.0 million. An unused fee of 0.25% is assessed on the unused portion of the credit facility. Borrowings are secured by certain assets of the Company, primarily cash, accounts receivable, and inventory. At June 30, 2010 and December 31, 2010, the Company was in compliance with all covenants. In connection with certain amendments to this agreement, the Company issued Series A preferred stock warrants to the lender (note 11).

(b) Convertible Bridge Debt to Stockholders

In 2006, the Company entered into $4.0 million of convertible bridge debt with certain stockholders. In March 2007, a substantial majority of the holders converted their notes into Series C redeemable, convertible preferred stock. As of June 30, 2009 and 2010, the outstanding balance of convertible bridge debt was $10,000. Interest on the debt accrued at 8% per annum on the outstanding principal and interest balances, compounded monthly. The outstanding principal and interest balances were paid in full at maturity on August 10, 2010.

(c) Convertible Bridge Debt

On November 2, 2006, the Company entered into a $3,000,000 convertible bridge debt agreement. The debt was subordinate to the other notes payable and was secured by all assets of the Company.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7) Notes Payable (Continued)

Interest accrued at 8% per annum on the outstanding principal and interest balance, compounded monthly. The outstanding principal and interest balances were due and payable on the earlier of (i) March 31, 2008, (ii) the date of a disposition transaction, which is defined as a closing of a sale to a third party of all or substantially all of the assets of the Company, or a consolidation, merger, or other transaction pursuant to which the holders of outstanding voting securities of the Company prior to such transaction fail to hold a majority of the voting power of the Company immediately following such transaction, or (iii) the consummation of a financing transaction, which is defined as a financing in which the Company issues equity securities providing gross proceeds to the Company of at least $20.0 million.

In the event the Company consummated a disposition transaction, as defined above, the debt holders had the option for either: (i) a premium payment of 50% of the outstanding principal or (ii) a conversion of the outstanding principal and interest into shares of Series A preferred stock at a conversion price equal to the lesser of $4.73 per share or 66 2/3% of the net proceeds per share.

In the event the Company consummated a financing transaction, as defined above, the debt holders had the option for either: (i) a premium payment of 25% of the outstanding principal or (ii) a conversion of the outstanding principal and interest into shares of the equity securities issued in the financing transaction at a conversion price of 66 2/3% of the lowest per share purchase price in the financing transaction.

The Company determined that the rights held by debt holders in the event of a disposition or financing transaction were derivatives. The Company's objective in issuing these derivatives was to facilitate the financing transaction. The initial fair value of the derivatives, based on a probability assessment of the payment alternatives, was determined to be $188,000 and was recorded as a discount to the debt and a separate liability included in other long-term liabilities in the accompanying consolidated balance sheets. The debt discounts were amortized over the life of the debt using the effective–interest method.

In July 2007, the Company agreed to extend the due date of the convertible debt to August 2008; provided, however, that the note holder has the right to extend the due date to November 2008. The Company also agreed to allow the note holder to convert the debt to Series A preferred stock at any time prior to maturity, at a conversion price equal to the lower of $4.73 per share or 66 2/3% of the offering price of shares sold in a qualified financing. The Company established a debt discount and derivative liability included in other long-term liabilities for the rights held under the modified debt agreement in the amount of $188,000. This debt discount was amortized over the life of the debt using the effective-interest method. The Company also established a debt discount and a related credit to additional paid-in capital in the amount of $1,756,000, representing the difference between the beneficial conversion price of $4.73 and the fair market value of the Series A preferred stock. The debt discount was being amortized over the life of the debt using the effective-interest method.

In March 2008, the Company agreed to extend the due date to December 2008; provided, however, that the note holder had the right to extend the due date to November 2009. The due date extension did not qualify as a modification or exchange of debt instruments under ASC 470-50. The related debt discount was amortized on a prospective basis from the date of the amendment over the remaining life

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7) Notes Payable (Continued)

of the debt using the effective-interest method. The amendment changed the Company's assessment of probability of the various settlement alternatives under the loan resulting in a loss from change in the value of derivative liability of $162,000 in fiscal year 2008, which was recorded as a component of other income. For fiscal years 2008 and 2009, the net gains from changes in the value of the derivative liabilities related to the convertible bridge debt totaled $46,000 and $156,000, respectively.

In December 2008, the holder of the note extended the due date to March 2, 2009, at which point the loan was repaid in full.

(8) Income Taxes

For fiscal years 2008, 2009 and 2010, the Company's income (loss) before income taxes included the following:

	Year Ended June 30,
	2008	2009	2010
	(in thousands)
U.S.	$(4,302)	$1,760	$(51)
Foreign	(1,066)	2,026	958

Income (loss) before income taxes	$(5,368)	$3,786	$907

Income tax expense (benefit) attributable to income (loss) before income taxes consisted of the following (in thousands):

	Current	Deferred	Total
	(in thousands)
Year ended June 30, 2008:
U.S. federal	$74	$—	$74
State and local	25	—	25
Foreign jurisdiction	(134)	—	(134)

	$(35)	$—	$(35)

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8) Income Taxes (Continued)

	Current	Deferred	Total
	(in thousands)
Year ended June 30, 2009:
U.S. federal	$25	$—	$25
State and local	108	—	108
Foreign jurisdiction	146	—	146

	$279	$—	$279

	Current	Deferred	Total
	(in thousands)
Year ended June 30, 2010:
U.S. federal	$46	$—	$46
State and local	249	—	249
Foreign jurisdiction	13	—	13

	$308	$—	$308

As of June 30, 2010, refundable income taxes of $391,000 are included in prepaid expenses and other current assets in the accompanying consolidated balance sheet.

Income tax expense (benefit) attributable to income (loss) before income taxes differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following:

	Year Ended June 30,
	2008	2009	2010
	(in thousands)
Computed "expected" tax expense (benefit)	$(1,825)	$1,287	$309
Increase (reduction) in income taxes resulting from:
Non-deductible public offering costs	1,172	179	—
Stock-based compensation	528	74	107
Tax rate differential for foreign subsidiaries	5	(126)	(45)
State and local income taxes, net of federal income tax benefit	49	103	165
Foreign jurisdiction research and development activities	(130)	(319)	(600)
Other	25	(33)	45
Change in valuation allowance	141	(886)	327

Income tax expense (benefit)	$(35)	$279	$308

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8) Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of June 30, 2009 and 2010 are presented below:

	As of June 30,
	2009	2010
	(in thousands)
Deferred tax assets and liabilities:
Inventory reserves	$393	$547
Sales reserves	26	—
Stock-based compensation	1,429	1,621
Depreciation	(35)	7
Allowances, reserves and other	(140)	31
Warranty reserve	336	301
Deferred revenue	449	856
Tax credit carryforwards	99	136
Net operating loss carryforwards	3,226	2,638

Total gross deferred tax assets	5,783	6,137
Less valuation allowance	(5,783)	(6,137)

Net deferred tax asset	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment.

As of June 30, 2009 and 2010, management believed it was more likely than not that the Company would not realize the benefits of these deductible differences due to a history of net operating losses and the uncertainty of future operating profitability and taxable income. Therefore, a valuation allowance was recorded in an amount equal to the total gross deferred tax assets for all tax jurisdictions.

As of September 30, 2010, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is now more likely than not that the Company will realize the benefits of these deductible differences in the U.K. tax jurisdiction. As a result, an income tax benefit was recorded in the quarter ended September 30, 2010 totaling $684,000 from the reversal of beginning-of-the-year valuation allowances.

Based upon the history of net operating losses and the uncertainty of future operating profitability and taxable income, management believes it is more likely than not that the Company will not realize the benefits of the deductible differences in the U.S. federal, California, and Canadian tax jurisdictions. Therefore, a valuation allowance of $5.5 million has been retained as of December 31, 2010, in an

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8) Income Taxes (Continued)

amount equal to total gross deferred tax assets for the U.S. federal, California, and Canadian tax jurisdictions.

The Company will continue to evaluate the realizability of its net deferred tax asset on an ongoing basis to identify whether any significant changes in circumstances or assumptions have occurred that could materially affect the realizability of deferred tax assets and expects to release the valuation allowance when it has positive evidence of sufficient quantity and quality, including but not limited to cumulative earnings in successive recent periods, to overcome such negative evidence. Accordingly, if the Company continues its recent profitability trends in the U.S. federal, California, and Canadian tax jurisdictions, it is reasonably possible that all or a portion of the valuation allowances in those jurisdictions could be released in the near term and the effect could be material to the Company's financial statements.

Income tax benefit for the six months ended December 31, 2010 consisted primarily of the benefit from reversal of valuation allowances for the U.K. jurisdiction of $684,000 offset by U.S. federal and state income taxes.

At June 30, 2010, the Company had net operating loss carryforwards for U.S. federal, California, U.K. and Canada tax jurisdictions of $1.9 million, $3.4 million, $2.0 million and $3.7 million, respectively, which are available to offset future taxable income, if any. U.S. federal net operating loss carryforwards begin to expire in fiscal year 2025. California net operating losses begin to expire in fiscal year 2015. Foreign net operating loss carryforwards begin to expire in fiscal year 2011.

The Company does not have any unrecognized tax benefits. Estimated interest and penalties related to the underpayment of income taxes would be classified as a component of interest expense in the consolidated statements of operations. The Company files income tax returns in the U.S. federal jurisdiction, state of California, and foreign jurisdictions. Income tax returns for all fiscal years through 2009 remain open to examination by U.S. federal and state tax authorities. Income tax returns filed for fiscal years 2006 and earlier are no longer subject to examination by U.K. and Canadian tax authorities. Income tax returns filed for fiscal years 2007 through 2009 remain open to examination by U.K. and Canadian tax authorities. The Company believes that there are no material income tax uncertainties pertaining to these open tax years.

The Company accounts for the tax benefit resulting from the exercises of non-qualifying stock options and warrants or the disqualified disposition of incentive stock options as a reduction of income tax payable and an increase to additional paid-in capital in the accompanying consolidated financial statements. The tax benefits totaled $47,000 in fiscal year 2010 and $5,000 for the six months ended December 31, 2010 (unaudited).

(9) Stock Plan

In 2001, the Company adopted the 2001 stock plan (the Plan) pursuant to which the Company's board of directors may grant incentive and non-qualified stock options and sell restricted stock to eligible employees, directors, and consultants. The Plan authorizes up to 2,494,957 shares of authorized but unissued common stock. Stock options can be granted with an exercise price greater than or equal to the stock's fair market value at the date of grant. Stock options have been granted

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9) Stock Plan (Continued)

with a range of terms and vesting provisions, as determined by the Company's board of directors at the date of grant. There were 198,860 and 75,860 additional shares available for grant under the Plan as of June 30, 2010 and December 31, 2010 (unaudited), respectively.

The following table summarizes the weighted average assumptions used in determining the fair value of stock options granted, and a discussion of the Company's assumptions:

	Year Ended June 30,
				Six Months Ended December 31, 2010
	2008	2009	2010
				(unaudited)
Risk-free interest rate	4.0%	2.4%	2.8%	2.0%
Expected term (years)	6.1	6.0	6.3	5.9
Expected volatility	50.8%	47.9%	50.3%	51.5%
Expected dividend yield	—	—	—	—

Risk-free interest rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date.

Expected term—The expected term is the period of time that the options granted are expected to remain outstanding. This estimate is derived using the simplified method, which is the average of the midpoint between the weighted average vesting period and the contractual term.

Expected volatility—Estimated volatility is based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk, and return on investment.

Expected dividend yield—The Company has not paid dividends in the past and does not expect to in the foreseeable future.

Expected forfeitures—The Company utilizes historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

The weighted average grant date fair value for stock options granted during the years ended June 30, 2008, 2009 and 2010, and the six months ended December 31, 2010 was $3.64, $3.17, $4.84, and $3.57, respectively.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9) Stock Plan (Continued)

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Balance at June 30, 2007	550,509	$4.90
Granted	139,782	6.82
Exercised	—	—
Forfeited	(147,325)	5.12
Expired	—	—

Balance at June 30, 2008	542,966	5.34	6.1
Granted	639,461	6.94
Exercised	(25,588)	4.20
Forfeited	(66,873)	7.18
Expired	(1,190)	4.20

Balance at June 30, 2009	1,088,776	6.19	7.5
Granted	998,587	8.65
Exercised	(31,802)	5.02
Forfeited	(33,088)	7.47
Expired	(1,964)	5.08

Balance at June 30, 2010	2,020,509	7.41	8.3
Granted	476,146	7.22
Exercised	(13,236)	5.82
Forfeited	(432,610)	8.92
Expired	(774)	6.45

Balance at December 31, 2010 (unaudited)	2,050,035	7.06	8.0

Options exercisable at June 30, 2010	750,080	5.88	6.7

Options vested and expected to vest at June 30, 2010	2,020,509	7.41	8.3

Options exercisable at December 31, 2010 (unaudited)	892,005	6.15	6.72

Options vested and expected to vest at December 31, 2010 (unaudited)	2,050,035	7.06	8.0

Total stock-based compensation costs under ASC 718 recognized by the Company for stock option awards issued under the Plan for the years ended June 30, 2008, 2009, and 2010 were $270,000, $590,000, and $1,388,000 respectively, and for the six months ended December 31, 2009 and 2010 were $545,000 and $971,000 (unaudited), respectively.

As of June 30, 2010, and December 31, 2010, there were $5.1 million and $4.6 million (unaudited), respectively, of total unrecognized compensation costs related to nonvested stock-based compensation arrangements granted under the Plan. The unrecognized compensation costs as of June 30, 2010 and December 31, 2010 (unaudited) and will be amortized on a straight-line basis over a weighted average

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9) Stock Plan (Continued)

period of approximately 3.2 and 3.0 years, respectively. Total unrecognized compensation expense is estimated based on outstanding nonvested stock options and may be increased or decreased in future periods for subsequent grants or forfeitures. The aggregate intrinsic value for all options outstanding under the Plan as of June 30, 2010 was $826,000. The aggregate intrinsic value for options exercisable under the Plan as of June 30, 2010 was $783,000. The aggregate intrinsic value of outstanding and exercisable options excludes the effect of out-of-money options.

Due to a decline in the fair value of the Company's common stock, outstanding options to purchase shares of the Company's common stock that were granted in January and February 2010 had exercise prices higher than the then-current fair value of the Company's common stock. In July 2010, offers to replace options to purchase a total of 385,712 shares, which were originally granted in January and February 2010 with exercise prices of $9.14 and $9.35 per share, were accepted and the options were exchanged for 296,346 options repriced to an exercise price of $7.04 per share, the fair value of the Company's common stock at the time the Company's board of directors authorized the repricing. The number of shares subject to the new options was reduced to a number of shares multiplied by a fraction, the numerator of which was $7.04, and the denominator of which was the exercise price per share of the option exchanged. Options to purchase a total of 296,346 shares were issued in replacement of the exchanged options. The replacement options are being accounted for as a modification to the original option grants under ASC 718, and did not result in any incremental stock-based compensation expense.

During fiscal year 2003, the Company canceled all options outstanding and immediately reissued them with an exercise price of $2.94 per share. Due to the repricing, these options were treated as variable stock options, and compensation expense was remeasured at each reporting period. Stock compensation expense (credit) of $90,000, $(29,000) and $5,000 was recorded for the years ended June 30, 2008, 2009 and 2010, respectively, as a result of these variable stock options. In May 2010, the expiration dates for these options, which represented options to purchase 45,472 shares of common stock, were extended by ten years through February 2022. The extension of the expiration dates is considered a modification of the option grant requiring recognition of the incremental compensation cost calculated as the fair value of the modified award compared to the fair value of the previous award measured immediately prior to the modification. Stock compensation expense of $40,000 was recorded upon modification and is included in the results of operations for fiscal year 2010. The expense was recorded as a component of additional paid-in capital and was calculated using the Black-Scholes option pricing model, assuming modified remaining option terms of 5.3 to 5.9 years, volatility of 50.7% to 52.1%, risk-free interest rates of 2.2% to 2.5%, and no dividends. As a result of the modification, these awards are no longer considered variable stock options.

Restricted Shares

In January and July 2001, the Company issued 403,570 restricted shares, which are subject to repurchase rights described below, under the Plan at per share prices of $5.15 to $6.93 in exchange for $2,711,750 in notes receivable from stockholders, some of whom were employees. These notes bear interest at 5.12% to 5.61%, can be prepaid at any time, are secured by the shares of common stock issued, and are non-recourse, except for the accrued and unpaid interest and up to 33% of the unpaid principal. The notes had original maturity dates in January and July 2006. In January 2008, the Company entered into agreements whereby a total of 399,999 shares of restricted stock were canceled

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9) Stock Plan (Continued)

and surrendered to the Company in consideration of the payment of the outstanding principal and accrued interest of certain notes receivable totaling $3,732,000. In connection with the above-mentioned agreement, the Company granted options to purchase 352,380 shares of common stock at $9.08 to $9.12 per share, increasing at a rate of 3.23% per year ($9.73 to $9.78 as of December 31, 2010 — unaudited). These options are exercisable on January 1, 2009. The fair value of these options of $909,000, or $2.58 per option share, was recorded as stock-based compensation expense in fiscal year 2008 and was calculated using a binomial option pricing model, assuming an option life of 5.2 years, volatility of 50%, a risk-free interest rate of 2.8% to 3.3%, and no expected dividend payments. Through fiscal years 2008, 2009 and 2010, and December 31, 2010 the Company has recorded cumulative interest on notes receivable from stockholders of $10,000, $12,000, $13,000 and $14,000 (unaudited), respectively, with offsetting credits to additional paid-in capital.

Originally, repurchase rights on 98,809 shares would lapse based on the passage of time and 304,761 shares would lapse as a result of meeting performance-based criteria, which were the attainment of revenue targets. In April 2003, the Company modified the repurchase rights such that 251,190 shares would lapse based on the passage of time and 152,380 shares would lapse as a result of meeting performance-based criteria. Additionally, the Company issued 403,570 shares of fully vested, 10-year options at $2.94 per share to the holders of restricted shares. These options were issued outside the Plan. Concurrently, the holders of the restricted shares granted the Company 10-year call options for 403,570 shares, exercisable at $7.83 per share, with the exercise price increasing at a rate of 3.23% per year. The existence of the call options makes it likely that the shares issued pursuant to the April 2003 stock option grants will be settled for cash. Based on the authoritative guidance in effect at the time the options were granted, the intrinsic value of the options issued to the holders of restricted shares subject to the call options is recorded as a liability and is remeasured at each balance sheet date until the options are exercised, expired or forfeited. As a result, the Company recorded $805,000, $(254,000) and $21,000 of compensation expense (credit) for the years ended June 30, 2008, 2009 and 2010, respectively, and $890,000 and $331,000 for the six months ended December 31, 2009 and 2010 (unaudited), respectively.

Pursuant to the authoritative guidance in effect at the time, the 251,190 performance-based restricted stock awards were treated as variable awards, and the intrinsic value was remeasured at each reporting period. However, the intrinsic value was recognized as expense only for the awards that management estimated will be awarded. In October 2006 and January 2007, the notes received from stockholders in connection with 304,761 of the restricted shares, including all the performance-based awards, were amended to extend the note's due date to the earlier of the sale of the Company or April 1, 2013. The extension of the due date of the notes constituted a modification of the related restricted stock awards. Under the prospective method of adoption, the modification resulted in compensation expense based on the measurement principles of ASC 718, and the recognition of the previously unrecognized cost on the original award at the date of modification plus the incremental cost of the modified award over the remaining service period. Stock compensation expense of $145,000 was recorded for the year ended June 30, 2008, as a result of applying the measurement principles of ASC 718 to the modified awards. The expense was recorded as a component of additional paid-in capital and was calculated using the Black-Scholes option pricing model, assuming an option term ending on the modified expiration date, volatility of 58.5% to 63.4%, risk-free interest rates of 4.6% to 4.8%, and no

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9) Stock Plan (Continued)

dividends. Based on the remaining service period, expense was recognized immediately for 190,476 of the restricted shares, and over one year for 114,285 of the restricted shares.

As of June 30, 2010, and December 31, 2010 (unaudited), 3,571 outstanding restricted shares were exercisable.

Restricted Stock Units

As of December 31, 2010, the Board has approved the grant of 301,770 RSUs under the Plan to certain employees and nonemployees. Each RSU is exchangeable for one common share of the Company. Upon the six-month anniversary of the consummation of the Company's initial public offering, each RSU will vest as to a number of shares equal to the number of shares subject to the award multiplied by the number of full calendar months that have elapsed from the grant date until such six-month anniversary date divided by 48, with the remaining RSU vesting in equal amounts upon each three-month period thereafter, such that the remaining RSUs will be fully vested 48 months after the date of grant. Notwithstanding the foregoing, the RSU will vest in full immediately prior to the closing of a merger of the Company, or the sale of substantially all of the assets of the Company, provided the recipient provided continuous services during such period. As of December 31, 2010, 294,865 (unaudited) RSU's were outstanding.

(10) Common Stock, Exchangeable Stock and Common Stock Warrants

In conjunction with the March 2005 acquisition of AESign Evertrust Inc., or Evertrust, the acquisition subsidiary issued 342,103 shares of no par value exchangeable stock. The exchangeable stock is exchangeable at any time, at the option of the holder, on a one-for-one basis for shares of the Company's common stock. The holder of exchangeable stock is entitled to receive dividends equivalent, on a per-share basis, to dividends paid by the Company on its common stock and was granted one share of Series B preferred stock, which provides for voting rights equivalent to holders of common stock. The holders of the exchangeable stock can only dispose of the shares by first exchanging them for shares of the Company's common stock. In the event of a liquidation, the exchangeable shares are automatically exchanged for shares in the Company's common stock and receive no preferences. Because the rights and other attributes of the exchangeable shares are equivalent to those of the Company's common stock, the Company is accounting for the exchangeable stock as if they were shares of the Company's common stock.

Based upon the terms of the Evertrust purchase agreement, the former owners of Evertrust were entitled to an additional 71,754 common shares and 122,180 exchangeable shares, upon satisfaction of certain performance targets. Although the performance targets were not met, in November 2007, the Company determined that it would issue the additional shares in consideration of certain employees' contributions to the combined operations subsequent to the acquisition. The issuance of the shares, valued at fair value of $6.93 per share, resulted in a general and administrative compensation charge of $1,344,000 for fiscal year 2008.

Through December 31, 2010, no shares of exchangeable stock had been exchanged for common stock. At December 31, 2010, 464,283 (unaudited) exchangeable shares were outstanding.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10) Common Stock, Exchangeable Stock and Common Stock Warrants (Continued)

In August 2005, the Company issued common stock warrants for the purchase of 54,333 shares in connection with a loan payable to a bank. The fair value of these warrants of $220,000 or $4.04 per warrant share was calculated using the Black-Scholes option pricing model, assuming an option life of seven years, volatility of 69.8%, a risk-free interest rate of 4.3% and no expected dividend payments. All outstanding common stock warrants at December 31, 2010 are exercisable and expire through August 2012.

With the adoption of the requirements of ASC 815 on July 1, 2009, these warrants were determined to not be indexed to the Company's stock and therefore require classification as a liability. On July 1, 2009, the Company recorded a warrant liability of $163,000 and recorded a cumulative effect of change in accounting principle of $57,000 as a reduction of accumulated deficit representing the decline in fair value between the warrant issuance date and the adoption date. For fiscal year 2010, net gains of $10,000 were recorded as a component of other income (expense), resulting from a decrease in the market value of the warrant during the period. For the six months ended December 31, 2009, a net loss of $92,000 (unaudited) was recorded as a component of other income (expense), resulting from an increase in the market value of the warrant during the period. For the six months ended December 31, 2010, a net gain of $18,000 (unaudited) was recorded as a component of other income (expense) resulting from a decrease in the market value of the warrant during the period.

The fair value of this warrant on July 1, 2009, of $3.00 per warrant share, was calculated using the Black-Scholes option pricing model, assuming an option life of 3 years, volatility of 59.9%, a risk-free interest rate of 1.64% and no expected dividend payments. The fair value of this warrant on December 31, 2010 (unaudited), of $2.48 per warrant share, was calculated using the Black-Scholes option pricing model, assuming an option life of 1.5 years, volatility of 49.6%, a risk-free interest rate of 0.45% and no expected dividend payments.

In September 2008, holders of common stock warrants for the purchase of 105,340 shares elected to exercise using the cashless exercise provision. Based on the September 2008 valuation, a total of 42,028 shares of common stock were issued.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10) Common Stock, Exchangeable Stock and Common Stock Warrants (Continued)

Common stock warrant activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2007	159,673	$4.94
Granted	—	—
Exercised	—	—
Expired	—	—

Balance at June 30, 2008	159,673	4.94
Granted	—	—
Exercised	(105,340)	4.17
Expired	—	—

Balance at June 30, 2009	54,333	6.44
Granted	—	—
Exercised	—	—
Expired	—	—

Balance at June 30, 2010	54,333	6.44
Granted (unaudited)	—	—
Exercised (unaudited)	—	—
Expired (unaudited)	—	—

Balance at December 31, 2010 (unaudited)	54,333	6.44

(11) Preferred Stock and Preferred Stock Warrants

Series A Redeemable Convertible Preferred Stock

In October 2003, the Company completed its Series A redeemable convertible preferred stock (Series A) offering, whereby the Company issued 4,163,229 shares in exchange for gross proceeds of $17,340,000 and incurred offering costs of $1,909,000. The conversion rights, liquidation preferences, dividends, and other features of the Series A shares are described below.

Series B Preferred Stock

In March 2005, the Company issued one share of Series B preferred stock (Series B) in connection with the acquisition of Evertrust. The Series B preferred stock gives the holder voting rights equal to the number of issued and outstanding exchangeable shares of the Company's wholly owned Canadian subsidiary, on all matters to which common shares are entitled to vote. Upon conversion of exchangeable shares to the Company's common stock, the Series B share is automatically redeemed and canceled. The holder of the Series B share is not entitled to conversion rights, liquidation preferences, dividends, or board representation. As of June 30, 2010 and December 31, 2010 (unaudited), this share was issued and outstanding.

Series C Redeemable Convertible Preferred Stock

In March 2007, the Company completed its Series C redeemable convertible preferred stock (Series C) offering, whereby the Company issued 1,428,571 shares in exchange for gross proceeds of $7,500,000

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(11) Preferred Stock and Preferred Stock Warrants (Continued)

and incurred offering costs of $355,000. Also in March 2007, the Company issued 924,376 Series C shares, valued at $4,284,000, in exchange for the conversion of the Convertible Bridge Debt to Stockholders (note 7). In this transaction, the Company recorded $569,000 in proceeds attributed to the beneficial debt conversion rate compared to the offering price of the Series C shares. The conversion rights, liquidation preferences, dividends, and other features of the Series C shares are described below.

Conversion

The Series A and Series C shares are convertible by the holders at any time into common stock at a conversion ratio of one–for–one and will automatically convert into common stock with the close of a qualified public offering.

Liquidation

The Series A and Series C shares are not redeemable, except in the event of a liquidation, defined as a dissolution or winding up of the Company's affairs, a transaction resulting in a change in control of greater than 50% of the voting power prior to the transaction or a sale of all or substantially all of the assets or material intellectual property of the Company. Upon a deemed liquidation, holders are entitled to a liquidation preference in an amount equal to $4.17 per Series A share and $5.25 per Series C share plus all declared but unpaid dividends, payable first to the holders of Series C shares, and then to the holders of Series A shares. After the payment of the liquidation preference, holders of Series A and Series C shares participate in any remaining liquidation proceeds with the common stockholders on an as-if-converted basis.

In accordance with ASC 480, Distinguishing Liabilities from Equity, redeemable, convertible preferred stock has been presented outside of permanent equity, as events triggering the liquidation of the Series A and Series C shares are outside of the Company's control. The carrying value of Series A and Series C shares in the accompanying consolidated balance sheets is equal to the fair value of the shares at the date of issuance. If payment of the liquidation preference becomes probable, the Series A and Series C shares will be adjusted to their current fair value through a charge to equity.

Dividends

The dividends associated with the Series A and Series C shares are non-cumulative, calculated at 8% per annum, and payable only if declared. No dividends have been declared. Dividends are payable first to holders of Series C shares, then to holders of Series A shares, both in preference to any dividends to common stockholders.

Other Rights

The Series A and Series C shares have voting rights equal to the number of common shares into which they are convertible. Other rights have been granted to the Series A and Series C stockholders, including additional dilution protection, drag-along rights, registration rights, tag-along rights, preemptive rights, and board of directors representation.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(11) Preferred Stock and Preferred Stock Warrants (Continued)

Preferred Stock Warrants

In connection with an amendment to the revolving loan payable to a bank, in April 2005, the Company granted a fully-vested warrant to purchase 4,761 Series A shares at $6.45 per share. The warrant was valued at $37,000 and expires in April 2012. The fair value of this warrant, of $7.78 per warrant share, was calculated using the Black-Scholes option pricing model, assuming an option life of seven years, volatility of 69.8%, a risk-free interest rate of 4.1%, and no expected dividend payments. In connection with a further amendment to the revolving loan payable to a bank, in October 2006, the Company granted a fully-vested warrant to purchase 4,654 Series A shares at $6.45 per share. The fair value of this warrant, of $3.49 per warrant share, was calculated using the Black-Scholes option pricing model, assuming an option life of seven years, volatility of 64.7%, a risk-free interest rate of 4.7%, and no expected dividend payments. The warrant was valued at $16,000 and expires September 2013. The Company recorded the warrants' fair value as a loan discount with an offsetting liability for warrants to purchase redeemable convertible preferred stock. The loan discount was amortized to interest expense over the term of the loan agreement. Changes in the fair value of the preferred stock warrants are recorded as a component of other income (expense). The fair value of the warrants at each valuation date was estimated using the Black-Scholes option pricing model. The fair value of the preferred stock warrants at June 30, 2009 and 2010 and December 31, 2010 was $38,000, $32,000, and $30,000 (unaudited), respectively. At June 30, 2010, the fair value was computed assuming an option life of 1.75 to 3.25 years, volatility of 60.4% to 62.8%, risk-free interest rate of 0.54% to 1.10%, and no expected dividend payments. At December 31, 2010, the fair value was computed assuming an option life of 1.25 to 2.75 years, volatility of 46.1% to 60.6%, a risk-free interest rate of 0.37% to 0.92%, and no expected dividend payments.

In connection with the $3.6 million loan payable, in September 2009, the Company granted a fully-vested warrant to purchase 228,570 Series C shares at $8.47 per share. The expiration date of the warrant is September 2016. The warrant contained a down round anti-dilution provision and accordingly was determined to not be indexed to the Company's stock and therefore required classification as a liability. The fair value of this warrant, $1,106,000 or $4.84 per warrant share, was calculated using the Black-Scholes option pricing model, assuming an option life of seven years, volatility of 53.1%, a risk-free interest rate of 3.11% and no expected dividend payments. The Company recorded the warrant fair value as a loan discount with an offsetting liability for warrants to purchase redeemable convertible preferred stock. The loan discount is being amortized to interest expense over the term of the loan agreement. Changes in the fair value of the preferred stock warrant are recorded in other income. The fair value of the preferred stock warrant at June 30, 2010 and December 31, 2010, using the Black-Scholes option pricing model, was $865,000, and $918,000 (unaudited), respectively. At June 30, 2010, the fair value was computed assuming an option life of 6.25 years, volatility of 51.0%, a risk-free interest rate of 2.18% and no expected dividend payments. For fiscal year 2010, net gains of $241,000 were recorded as a component of other income (expense), resulting from a decrease in the market value of the warrant during the period. At December 31, 2010, the fair value was computed assuming an option life of 5.75 years, volatility of 51.6%, a risk-free interest rate of 2.27%, and no expected dividend payments (unaudited). For the six months ended December 31, 2009 and 2010, net losses of $158,000 and $53,000 (unaudited), respectively, were recorded as a component of other income (expense), resulting from changes in the market value of the warrant during the periods.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12) Shares Reserved for Issuance

At December 31, 2010, the Company had reserved for future issuance the following shares of common stock:

(unaudited)
Series A redeemable convertible preferred stock	4,163,229
Series C redeemable convertible preferred stock	2,352,947
Exchangeable stock	464,283
Common stock available for future issuance under the 2001 stock plan	75,860
Common stock available for issued and outstanding options under the 2001 stock plan	2,050,035
Common stock available for issued and outstanding options granted outside the 2001 stock plan	352,380
RSUs issued under the 2001 stock plan	294,865
Common stock warrants	54,333
Common stock available for exercise of preferred stock warrants and subsequent conversion to common stock	237,985

10,045,917

In addition, the Company has reserved 9,415 Series A shares and 228,570 Series C shares pursuant to outstanding warrants.

Upon the closing of the IPO, all Series A and Series C stock will automatically convert into 6,516,176 shares of common stock and all preferred stock warrants will convert into common stock warrants. Immediately prior to the closing of the IPO, all shares of the exchangeable stock will convert into 464,283 shares of common stock.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(13) Net Income (Loss) per Share

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands, except per share data)
Numerator:
Net income (loss)	$(5,333)	$3,507	$599	$497	$2,065
Income allocable to preferred stockholders	—	(2,375)	(599)	(497)	(1,188)

Numerator for basic income (loss) per share—income available to common stockholders	(5,333)	1,132	—	—	877
Income allocable to preferred stockholders	—	—	—	—	694

Numerator for diluted income (loss) per share	$(5,333)	$1,132	$—	$—	$1,571

Denominator:
Weighted average common shares outstanding	4,487	4,363	4,394	4,387	4,406
Weighted average exchangeable shares outstanding	423	464	464	464	464

Weighted average shares for basic net income (loss) per share	4,910	4,827	4,858	4,851	4,870
Dilutive effect of:
Options to purchase common stock	—	310	—	—	111
Redeemable convertible preferred stock	—	—	—	—	4,163
Preferred stock issuable for convertible debt and accrued interest	—	3	—	—	—
Warrants to purchase common stock	—	13	—	—	8
Warrants to purchase preferred stock	—	1	—	—	1

Weighted average shares for diluted net income (loss) per share	4,910	5,154	4,858	4,851	9,153

Net income (loss) per share:
Basic	$(1.09)	$0.23	$0.00	$0.00	$0.18
Diluted	$(1.09)	$0.22	$0.00	$0.00	$0.17

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(13) Net Income (Loss) per Share (Continued)

The following were excluded from the computation of diluted net income (loss) per common shares for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands)
Options to purchase common stock	895	1,134	2,373	1,590	1,529
Redeemable convertible preferred stock	6,516	6,516	6,516	6,516	2,353
Preferred stock issuable for convertible debt and accrued interest	725	—	3	3	—
Preferred stock issuable under dilution protection provisions	87	—	—	—	—
Warrants to purchase common stock	160	—	54	54	—
Warrants to purchase preferred stock	9	—	238	238	238

Total	8,392	7,650	9,184	8,401	4,120

(14) Segment and Geographic Information

ASC 280, Segment Reporting, establishes standards of reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels or components below the consolidated unit level. Accordingly, the Company has a single reporting segment and operating unit structure.

The Company's chief operating decision maker is the Company's chief executive officer. The Company's chief executive officer reviews financial information, accompanied by information about revenue by geographic region, for the purpose of allocating resources and evaluating financial performance.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(14) Segment and Geographic Information (Continued)

The following table is based on the geographic location of the customer who purchased the Company's products. The customer's geographic location may be different from the geographic location of the end user. The revenues by geographic location were as follows:

	Year Ended June 30,			Six Months Ended December 31,
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands)
Revenue:
U.S.	$41,808	$39,589	$37,931	$22,919	$22,535
U.K.	6,261	8,146	8,985	3,570	5,891
All other countries	14,607	13,160	22,008	7,822	11,935

Total	$62,676	$60,895	$68,924	$34,311	$40,361

The following table is based on the geographic location of long-lived assets held by the Company. The long-lived assets by geographic location were as follows:

	As of June 30,
			As of December 31, 2010
	2009	2010
			(unaudited)
	(in thousands)
Net long-lived assets:
U.S.	$823	$842	$759
U.K.	424	731	846
Canada	348	335	329

Total	$1,595	$1,908	$1,934

(15) Employee Benefit Plans

The Company has available to all full-time U.S. employees a 401(k) retirement savings plan. Under this plan, employee contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code, as amended. The Company has not contributed to the plan.

The Company has available to all full-time U.K. employees a retirement savings plan. Under this plan, employee and employer contributions and accumulated plan earnings qualify for favorable tax treatment under Chapter IV, Part XIV, of the Income and Corporation Taxes Act of 1988. Company contributions to the plan totaled approximately $106,000, $117,000 and $109,000 for the years ended June 30, 2008, 2009 and 2010, respectively. Company contributions totaled approximately $58,000 and $46,000 for the six months ended December 31, 2009 and 2010 (unaudited), respectively.

NEXSAN CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(16) Planned Initial Public Offering

On April 25, 2008, the Company filed a registration statement with the SEC related to a proposed IPO of its common stock. As of June 30, 2008, the Company had incurred $3.4 million of costs directly attributable to the planned public offering. These costs were being deferred until the completion of the offering. In the quarter ended June 30, 2008, these costs were charged to expense due to an indefinite postponement of the offering process as a result of overall market conditions.

On May 13, 2009, the Company filed Amendment No. 1 to Form S-1 to update the previously-filed registration statement. The Company incurred $449,000 of costs directly attributable to the amended filing. These costs were charged to expense as incurred due to the indefinite postponement of the offering process. As of June 30, 2009, no costs related to the public offering were deferred. The Company maintains its readiness to complete an IPO, believing that this postponement is temporary.

Between January 21, 2010 and April 8, 2010, the Company filed pre-effective amendments to Form S-l to update the previously-filed registration statement. As of June 30, 2010 and December 31, 2010 (unaudited), the Company had deferred $1.2 million and $1.4 million, respectively, of costs directly attributable to the planned public offering. The Company maintains its readiness to complete an IPO. These costs are being deferred until the completion of the offering.

(17) Subsequent Events

The Company evaluated its consolidated financial statements as of and for fiscal year 2010 for subsequent events through January 19, 2011, the date the financial statements were available to be issued. Upon filing of the Company's Amendment No. 8 on Form S-1, the Company evaluated its consolidated financial statements as of and for the six month period ended December 31, 2010 for subsequent events through March 7, 2011, the date the financial statements were available to be issued. Except as otherwise disclosed, the Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

In February 2011, the Company granted to employees options to purchase 85,500 shares of common stock at an exercise price of $7.80 per share under the Plan and the Company's stockholders authorized an increase in the total number of shares available for issuance under the Plan to 2,994,957 shares.

In February 2011, the Company entered into a 10-year lease for a new corporate headquarters in Thousand Oaks, California. The Company expects to incur at least $1.4 million in leasehold improvements, furniture and fixtures and broker commissions by the anticipated commencement date of September 2011. The Company will receive rent abatement for approximately $1.0 million in consideration of the leasehold improvements. Future minimum lease payments under this lease for each year ended June 30 are as follows (unaudited): 2011-2014 $0, 2015 $223,000, 2016 $343,000, thereafter $1,943,000.

                    Shares

NEXSAN

Common Stock

PROSPECTUS

Through and including                           , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Piper Jaffray
William Blair & Company	Needham & Company, LLC

                           , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of common stock hereunder, all of which will be paid by the Registrant. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market initial listing fee.

Amount to be paid
SEC Registration Fee	$4,920
FINRA Filing Fee	8,550
NASDAQ Global Market Initial Listing Fee	95,000
Legal Fees and Expenses	1,280,000
Accounting Fees and Expenses	588,000
Printing and Engraving Expenses	175,000
Blue Sky Fees and Expenses	10,000
Transfer Agent and Registrar Fees	25,000
Miscellaneous Expenses	313,530

Total	$2,500,000

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his or her fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

    •
    the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

    •
    the Registrant may also indemnify its other employees and agents in its discretion;

    •
    the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding subject to certain limited exceptions, and to the extent the Delaware General Corporation Law so requires, such advances may be conditioned on the director or officer's agreement to repay any such advanced expenses if it is determined that the director or officer is not entitled to be indemnified under the Registrant's bylaws; and

    •
    the rights conferred in the bylaws are not exclusive.

In addition, the Registrant will enter into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant, subject to limited exceptions. Some of the directors of the Registrant have entered into agreements with investment entities with which they are affiliated that provide for the indemnification of such directors (entered into in connection with such entities' investments in the Registrant).

The Registrant expects to obtain liability insurance for its directors and officers.

The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Title	Number
Form of Underwriting Agreement	1.1
Sixth Amended and Restated Certificate of Incorporation of the Registrant	3.5
Form of Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering	3.2
By-laws of the Registrant	3.3
Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering	3.4
Form of Indemnity Agreement between the Registrant and each of its directors and executive officers	10.1

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES

Since December 31, 2007, the Registrant has issued and sold the following securities:

1.   From December 31, 2007 to December 31, 2010, we issued and sold an aggregate of 42,028 shares of our common stock to certain warrant holders and investors, with all 42,028 shares issued through cashless exercise of 105,340 warrant shares. These transactions were exempt from registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.

2.   From December 31, 2007 to December 31, 2010, we issued and sold an aggregate of 32,732 shares of our common stock to directors and certain principal stockholders, with 11,904 shares sold at $4.20 per share upon option exercises, with 5,817 shares sold at $6.45 per share upon option exercises and with 15,011 shares issued through cashless exercises of 46,251 shares subject to options under our 2001 stock plan. These transactions were exempt from registration requirements of the Securities Act in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act.

3.   From December 31, 2007 to December 31, 2010, we issued and sold an aggregate of 6,664 shares of our common stock to certain of our employees, with 4,760 shares sold at $2.94 per share upon option exercises, with 952 shares sold at $6.83 per share upon option exercises and with 952 shares sold at $6.45 per share upon option exercises under our 2001 stock plan. These transactions were exempt from registration requirements of the Securities Act in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act.

4.   On September 21, 2009, we issued a warrant to purchase 228,570 shares of Series C Preferred Stock at an initial exercise price of $8.47 per share, subject to adjustment pursuant to the terms thereof, to F.T.Q., an existing investor and a sophisticated accredited investor, in connection with a $3,600,000 secured promissory note. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

Share and per share amounts contained in the numbered paragraphs reflect, on a retroactive basis, the 10.5-for-1 reverse stock split of our outstanding capital stock (other than our Class B Preferred Stock) and exchangeable shares effected in March 2010.

The foregoing transactions were private placements as there were no underwriters, underwriting discounts or commissions, or public offerings of our securities. All recipients of the foregoing transactions received adequate information about us, had an opportunity to discuss our business with us and had access, through their relationships with us, to such information. In addition, with regard to sales identified in paragraphs 1 and 2, in reliance on Section 4(2) of the Securities Act, each of the recipients of securities are believed to be "accredited investors" as defined in Rule 501(a) promulgated in the Securities Act and sophisticated and their intention to acquire the securities was for investment only and not with a view to or for sale in connection with any distribution thereof. In particular, with regard to sales identified in paragraphs 4 through 6, each of the recipients were represented by counsel, and we provided to such counsel diligence documents typically provided in venture capital debt and/or equity financings or acquisitions, including but not limited to, our material agreements and minutes of meetings and actions by written consent of our board of directors and our stockholders, and provided to each of the recipients representations and warranties regarding, among other things, our business, capitalization, employees and material agreements. In addition, with regard to sales identified in paragraph 6, each of the recipients of securities represented to us in the documents memorializing the transactions that they were "accredited investors" as defined in Rule 501(a) promulgated in the Securities Act and sophisticated and their intention to acquire the securities was for investment only and not with a view to or for sale in connection with any distribution thereof. Furthermore, we affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
The following exhibits are filed herewith:

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.
2.1†	Purchase Agreement among the Registrant, 6360319 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated March 14, 2005.
3.1	Intentionally omitted.
3.2†	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering.
3.3†	By-laws of the Registrant.

Exhibit Number	Exhibit Title
3.4†	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.
3.5	Sixth Amended and Restated Certificate of Incorporation of the Registrant.
4.1†	Form of Registrant's Common Stock Certificate.
4.2†	Third Amended and Restated Registration Rights Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007, as amended.
4.3†	Exchange Agreement among the Registrant, Exchangeco, 6360319 Canada Inc., 6360246 Canada Inc., and Thomas F. Gosnell, dated March 24, 2005.
4.4†	Amended and Restated Stockholders' Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007, as amended.
5.1*	Opinion of Fenwick & West LLP.
10.1†	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2
Amended and Restated 2001 Stock Plan, as amended, Form of Stock Option Agreement and Exercise Notice and Form of Non-Employee Director Stock Option Agreement and Exercise Notice under the 2001 Stock Plan.
10.3	2011 Equity Incentive Plan, to be in effect upon the completion of this offering.
10.4	Forms of awards agreements under the 2011 Equity Incentive Plan.
10.5†	Amended and Restated Employment Agreement between the Registrant and Philip Black, dated January 17, 2011.
10.5.1	Intentionally omitted.
10.6†	Employment Agreement among the Registrant, Nexsan Technologies Canada Inc., and Thomas F. Gosnell, dated March 24, 2005, as amended on November 14, 2007.
10.7	Intentionally omitted.
10.8†	Amended and Restated Employment Agreement between the Registrant and Rik Mussman, dated September 15, 2010.
10.8.1	Intentionally omitted.
10.9	Intentionally omitted.
10.10†	Amended and Restated Employment Agreement between the Registrant and Eugene Spies, dated January 17, 2011.
10.11	Intentionally omitted.
10.12†	Form of Non-Plan Stock Option Grant Agreement entered into with each of James Molenda and Beechtree Capital, LLC.

Exhibit Number	Exhibit Title
10.13†	Standard Office Lease, Suite No. 202, 555 St. Charles Drive, Thousand Oaks, California, 91360, between Arden Realty Limited Partnership and Broadcast Response, Inc., dated March 30, 2006 as amended, together with Assignment and Consent to Assignment Agreement, dated January 30, 2007, among Arden Realty Limited Partnership, Broadcast Response, Inc. and Nexsan Technologies Incorporated.
10.14†
Standard Industrial/Commercial Multi-Tenant Lease, 302 Enterprise St., Ste A, Escondido, CA, 92029, between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated October 10, 2003.
10.14.1†	Amendment of Industrial Lease No. 1 between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated January 2, 2009.
10.15†
Counterpart/Lease of Units 33-35 Parker Centre Mansfield Road Derby, between Nexsan Technologies Limited and John Spencer Foxcroft, Arthur Paul Woollands and Christopher Noel Moore being the Trustees of the Garrandale Limited Directors Pension Scheme, dated January 23, 2003.
10.15.1†	First Determination on Rent Under a Lease of Premises, dated February 12, 2009 and the Final Determination on Rent Under a Lease of Premises, dated March 20, 2009.
10.16	Intentionally omitted.
10.17	Intentionally omitted.
10.18	Intentionally omitted.
10.19†	Warrant to Purchase Stock between the Registrant and ORIX Venture Finance LLC, dated August 10, 2005, as amended.
10.20†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated April 22, 2005, as amended.
10.21†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated October 1, 2006, as amended.
10.22	Intentionally omitted.
10.23†
Agreement and Release, among the Registrant, 6360319 Canada Inc., 6360246 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated November 14, 2007.
10.24†	Amended and Restated Consulting Agreement between the Registrant and with Beechtree Capital, LLC, dated July 9, 2001.
10.25†	Subscription Agreement between the Registrant and Fonds de solidarité des travailleurs du Québec (F.T.Q.), dated March 29, 2007.
10.26	Intentionally omitted.
10.27†	Replacement Restricted Stock Purchase Agreement between the Registrant and Beechtree Capital, LLC, dated December 28, 2007.
10.28†	Form of Call Option Agreement entered into between the Registrant and each of James Molenda and Beechtree Capital, LLC, dated April 1, 2003.
10.29	Intentionally omitted.

Exhibit Number	Exhibit Title
10.30	Intentionally omitted.
10.31†	Agreement between the Registrant and Beechtree Capital, LLC, dated January 30, 2008.
10.32†	Promissory Note between the Registrant and F.T.Q., dated September 21, 2009.
10.33†	Warrant to Purchase Stock between the Registrant and F.T.Q., dated September 21, 2009.
10.34†	Subordinated Security Agreement between the Registrant and F.T.Q., dated September 21, 2009.
10.35†	Amended and Restated Loan and Security Agreement between Nexsan Technologies Incorporated and Comerica Bank, dated July 28, 2009.
10.36†	Offer Letter between Nexsan Technologies Incorporated and Michael McGuire, dated October 22, 2008, as amended.
10.37†	Irrevocable letter of intent to exchange exchangeable shares between the Registrant and Thomas F. Gosnell.
10.38	2011 Employee Stock Purchase Plan, to be in effect upon the completion this offering.
10.39	2001 Stock Plan Form of RSU Agreement.
10.40
Standard Industrial/Commercial Multi-Tenant Lease, 1445 Lawrence Drive, Thousand Oaks, California, 91320, between Nexsan Technologies Incorporated and Voit Conejo Partners, LLC, dated February 23, 2011.
21.1†	List of Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, independent registered public accounting firm.
23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1†	Power of Attorney.
24.2†	Power of Attorney of Geoff Barrall.
24.3†	Power of Attorney of William J. Harding.
24.4†	Power of Attorney of Michael F. Price.
99.1†	Consent of Enterprise Strategy Group.
99.2†	Consent of IDC.

†
Previously filed.
*
To be filed by amendment.
(b)
Financial Statement Schedules.

The following schedule is filed as part of this registration statement:

    Schedule II—Valuation and Qualifying Accounts.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

NEXSAN CORPORATION AND SUBSIDIARIES

SCHEDULE II

Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions Charged to Cost, Provision and Expenses	Deductions	Balance at End of Period
	(in thousands)
Valuation and qualifying accounts deducted from assets to which they apply:
Year ended June 30, 2008
Allowance for doubtful accounts	5	20	(11)	14
Year ended June 30, 2009
Allowance for doubtful accounts	14	297	(310)	1
Year ended June 30, 2010
Allowance for doubtful accounts	1	163	(36)	128
Year ended June 30, 2008
Allowance for sales returns	235	767	(912)	90
Year ended June 30, 2009
Allowance for sales returns	90	424	(428)	86
Year ended June 30, 2010
Allowance for sales returns	86	230	(316)	—

ITEM 17.   UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, State of California, on March 9, 2011.

NEXSAN CORPORATION
By:	/s/ PHILIP BLACK Philip Black President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ PHILIP BLACK Philip Black	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2011
/s/ EUGENE SPIES Eugene Spies	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2011
* Geoff Barrall	Director	March 9, 2011
* William J. Harding	Director	March 9, 2011
* Richard A. McGinn	Director	March 9, 2011
* Arthur L. Money	Director	March 9, 2011
* Geoff Mott	Director	March 9, 2011
* Philip B. Livingston	Director	March 9, 2011

Name	Title	Date

* Michael F. Price	Director	March 9, 2011
* George Weiss	Director	March 9, 2011

*By:	/s/ PHILIP BLACK Philip Black	Attorney-in-fact	March 9, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.
2.1†	Purchase Agreement among the Registrant, 6360319 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated March 14, 2005.
3.1	Intentionally omitted.
3.2†	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering.
3.3†	By-laws of the Registrant.
3.4†	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.
3.5	Sixth Amended and Restated Certificate of Incorporation of the Registrant.
4.1†	Form of Registrant's Common Stock Certificate.
4.2†	Third Amended and Restated Registration Rights Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007, as amended.
4.3†	Exchange Agreement among the Registrant, Exchangeco, 6360319 Canada Inc., 6360246 Canada Inc., and Thomas F. Gosnell, dated March 24, 2005.
4.4†	Amended and Restated Stockholders' Agreement among the Registrant, certain stockholders and the investors listed on the signature pages thereto, dated March 29, 2007, as amended.
5.1*	Opinion of Fenwick & West LLP.
10.1†	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2
Amended and Restated 2001 Stock Plan, as amended, Form of Stock Option Agreement and Exercise Notice and Form of Non-Employee Director Stock Option Agreement and Exercise Notice under the 2001 Stock Plan.
10.3	2011 Equity Incentive Plan, to be in effect upon the completion of this offering.
10.4	Forms of awards agreements under the 2011 Equity Incentive Plan.
10.5†	Amended and Restated Employment Agreement between the Registrant and Philip Black, dated January 17, 2011.
10.5.1	Intentionally omitted.
10.6†	Employment Agreement among the Registrant, Nexsan Technologies Canada Inc., and Thomas F. Gosnell, dated March 24, 2005, as amended on November 14, 2007.
10.7	Intentionally omitted.
10.8†	Amended and Restated Employment Agreement between the Registrant and Rik Mussman, dated September 15, 2010.
10.8.1	Intentionally omitted.
10.9	Intentionally omitted.

Exhibit Number	Exhibit Title
10.10†	Amended and Restated Employment Agreement between the Registrant and Eugene Spies, dated January 17, 2011.
10.11	Intentionally omitted.
10.12†	Form of Non-Plan Stock Option Grant Agreement entered into with each of James Molenda and Beechtree Capital, LLC.
10.13†
Standard Office Lease, Suite No. 202, 555 St. Charles Drive, Thousand Oaks, California, 91360, between Arden Realty Limited Partnership and Broadcast Response, Inc., dated March 30, 2006 as amended, together with Assignment and Consent to Assignment Agreement, dated January 30, 2007, among Arden Realty Limited Partnership, Broadcast Response, Inc. and Nexsan Technologies Incorporated.
10.14†
Standard Industrial/Commercial Multi-Tenant Lease, 302 Enterprise St., Ste A, Escondido, CA, 92029, between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated October 10, 2003.
10.14.1†	Amendment of Industrial Lease No. 1 between Nexsan Technologies Incorporated and Enterprise Heights Industrial Centre Associates, dated January 2, 2009.
10.15†
Counterpart/Lease of Units 33-35 Parker Centre Mansfield Road Derby, between Nexsan Technologies Limited and John Spencer Foxcroft, Arthur Paul Woollands and Christopher Noel Moore being the Trustees of the Garrandale Limited Directors Pension Scheme, dated January 23, 2003.
10.15.1†	First Determination on Rent Under a Lease of Premises, dated February 12, 2009 and the Final Determination on Rent Under a Lease of Premises, dated March 20, 2009.
10.16	Intentionally omitted.
10.17	Intentionally omitted.
10.18	Intentionally omitted.
10.19†	Warrant to Purchase Stock between the Registrant and ORIX Venture Finance LLC, dated August 10, 2005, as amended.
10.20†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated April 22, 2005, as amended.
10.21†	Warrant to Purchase Stock, between the Registrant and Comerica Incorporated, dated October 1, 2006, as amended.
10.22	Intentionally omitted.
10.23†
Agreement and Release, among the Registrant, 6360319 Canada Inc., 6360246 Canada Inc., AESign Evertrust Inc., Thomas F. Gosnell, Esther Hotter, Rosamaria Koppes, Puneet Mehta and Robert G. Delamore, dated November 14, 2007.
10.24†	Amended and Restated Consulting Agreement between the Registrant and with Beechtree Capital, LLC, dated July 9, 2001.
10.25†	Subscription Agreement between the Registrant and Fonds de solidarité des travailleurs du Québec (F.T.Q.), dated March 29, 2007.
10.26	Intentionally omitted.
10.27†	Replacement Restricted Stock Purchase Agreement between the Registrant and Beechtree Capital, LLC, dated December 28, 2007.

Exhibit Number	Exhibit Title
10.28†	Form of Call Option Agreement entered into between the Registrant and each of James Molenda and Beechtree Capital, LLC, dated April 1, 2003.
10.29	Intentionally omitted.
10.30	Intentionally omitted.
10.31†	Agreement between the Registrant and Beechtree Capital, LLC, dated January 30, 2008.
10.32†	Promissory Note between the Registrant and F.T.Q., dated September 21, 2009.
10.33†	Warrant to Purchase Stock between the Registrant and F.T.Q., dated September 21, 2009.
10.34†	Subordinated Security Agreement between the Registrant and F.T.Q., dated September 21, 2009.
10.35†	Amended and Restated Loan and Security Agreement between Nexsan Technologies Incorporated and Comerica Bank, dated July 28, 2009.
10.36†	Offer Letter between Nexsan Technologies Incorporated and Michael McGuire, dated October 22, 2008, as amended.
10.37†	Irrevocable letter of intent to exchange exchangeable shares between the Registrant and Thomas F. Gosnell.
10.38	2011 Employee Stock Purchase Plan, to be in effect upon the completion this offering.
10.39	2001 Stock Plan Form of RSU Agreement.
10.40
Standard Industrial/Commercial Multi-Tenant Lease, 1445 Lawrence Drive, Thousand Oaks, California, 91320, between Nexsan Technologies Incorporated and Voit Conejo Partners, LLC, dated February 23, 2011.
21.1†	List of Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP, independent registered public accounting firm.
23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1†	Power of Attorney.
24.2†	Power of Attorney of Geoff Barrall.
24.3†	Power of Attorney of William J. Harding.
24.4†	Power of Attorney of Michael F. Price.
99.1†	Consent of Enterprise Strategy Group.
99.2†	Consent of IDC.

†
Previously filed.
*
To be filed by amendment.